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REGISTRANT'S NAME Renault S.A.

*CURRENT ADDRESS 13-15, quai Le Gallo
92513 Boulogne-Billancourt cedex
France

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PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 4001 FISCAL YEAR 12/31/00

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DAT : 12/31/03

2000 ANNUAL REPO



RENAULT

2000 ANNUAL REPORT

SUMMARY



RENAULT


AGUNA

THE RENAULT GROUP

In 2000, the Renault group sold over 2.3 million vehicles, posted revenues of €40,175 million and doubled its profit compared with 1999. Renault continued its strategy of profitable growth based on innovation, competitiveness and international expansion. It is the leading brand in Europe and, through its Alliance with Nissan, now ranks among the top six global players in the automobile industry. Renault has moved to focus on its core automobile business, acquiring two new brands, Samsung and Dacia. At the same time, it is maintaining an active presence in the truck sector through a strategic agreement with Volvo which gave birth to the world's second largest truck manufacturer.

CONTENTS



wo years, our Alliance with Nissan has made rapid
s and achieved concrete results.



Renault is enhancing its product line at the top of the range. Laguna II, pictured here in a hatchback version, was the first model unveiled in our move up-market.



Still the leading brand in Western Europe, Renault saw its sales jump by 22.7% on foreign markets in 2000.



ird biggest selling model in Europe, Clio is still
ıg over a young and up-and-coming customer
particularly in Spain, where Renault was once
market leader with a share of 12.7%.
pictured here against the backdrop
Coca Castle in Spain.

HIGHLIGHTS

AND KEY FIGURES

In 2000, Renault doubled net income to €1,080 million (FRF7.1 billion). It was ranked the leading automobile brand in Western Europe for the third year running, with a market share – passenger cars and light commercial vehicles combined – of 11%, while sales were up 22.7% outside Western Europe. Renault fuelled future growth by increasing research and development efforts and pursuing international development opportunities, notably in Brazil, Mexico, Korea and Romania.

The global automobile market hit a new record of nearly 56 million units in 2000. The market was down slightly in Western Europe, with a drop of 1.3%, but remained buoyant.

Global and European automobile markets (in millions of units)

Passenger cars and LCVs

	1996	1997	1998	1999	2000
Western Europe	14.2	14.9	16.0	16.9	16.7
Global market	50.7	52.5	52.5	53.9	55.8

Renault's worldwide sales stabilized at the record set in 1999. In 2000, Renault also sold over 50,000 vehicles under the Dacia brand in Romania and 12,500 Samsung-badged vehicles in Korea.

Worldwide sales (in units)

	1996	1997	1998	1999	2000
Commercial vehicles[1]	60,133	67,335	76,399	82,453	86,345
Light commercial vehicles	214,764	209,846	263,970	301,203	[illegible]
Passenger cars	1,562,646	1,628,236	1,866,035	1,987,455	[illegible]
TOTAL	**1,837,543**	**1,905,417**	**2,206,404**	**2,371,111**	[illegible]

[1] *The coach and bus business was transferred to Irisbus, with effect from January 1, 1999. Sales from 1998 to 2000 no longer include these vehicles.*

Renault's market share in Europe, the United States and worldwide (as a %)

	1996	1997	1998	1999	2000
EUROPE					
Passenger cars	10.1	9.9	10.7	11.0	10.6
LCVs	13.4	11.5	13.0	13.9	14.1
Passenger cars and LCVs	10.4	10.1	11.0	11.3	11.0
Trucks over 16 tons	11.8	11.7	12.1	12.1	12.4
UNITED STATES					
Class 8 trucks (retail sales)	12.1	12.5	12.8	13.1	13.3
WORLDWIDE					
Passenger cars and LCVs	3.5	3.5	4.1	4.2	4.1

In Western Europe, Renault was the leading brand in the passenger car and LCV segments combined. The Renault-Nissan Alliance had a global market share of over 8.9% — 4.2% for Renault (including Dacia and Samsung vehicles) and 4.7% for Nissan — and was ranked among the top six automakers worldwide.

Revenues (€ million and FRF billion)

Foreign revenues and domestic revenues (as a %)



28,063
184.1
53.9
46.1
31,696
207.9
60.6
39.4
37,187
243.9
61.4
38.6
37,592
246.6
63.5
36.5
40,175 €
263.5 FRF
64.5
35.5
96
97
98
99
00
Foreign revenues (%)
Domestic revenues (%)

Continuing its efforts to expand outside France, Renault generated nearly 65% of total revenues in foreign markets in 2000, compared with 63.5% in 1999.

Operating margin[1]

(€ million and FRF billion)



(240)
(1.6)
563
3.7
1,920
12.6
2,205
14.5
2,022 €
13.3 FRF
96
97
98
99
00

[1] *Operating margin has been adopted by Renault as a performance indicator. It measures income generated directly by operations, before exceptional and extraordinary items.*

In 2000, Renault generated operating margin equivalent to 5% of revenues, in line with targets set at the beginning of the year.

Net income

(€ million and FRF billion)



(800)
(5.2)
827
5.4
1,349
8.8
534
3.5
1,080 €
7.1 FRF
96
97
98
99
00

Renault doubled net income to €1,080 million (FRF7.1 billion) in 2000, with a return on equity of 12.6%.

Research & Development expenses

(€ million and FRF billion)



1,391
9.1
1,378
9.0
1,553
10.2
1,788
11.7
2,048 €
13.4 FRF
96
97
98
99
00

The group stepped up its research and development efforts in 2000. The increase in R&D spending (€260 million, or FRF1.7 billion) helped prepare for product launches, develop new engines and expand internationally, thereby laying the foundations for the group's future growth.

Capital expenditures in property, plant and equipment and intangible assets

(€ million and FRF billion)



2,499
16.4
2,359
15.5
2,205
14.5
2,437
16.0
2,846 €
18.7 FRF
96
97
98
99
00

To pursue its policy of regular product renewal, Renault further increased capital expenditures in property, plant and equipment and intangibles to 7.1% of revenues in 2000, compared with 6.5% in 1999.

Workforce

(number of employees)



140,905
141,315
138,321
159,608
166,114
96
97
98
99
00

In 2000, Renault's workforce totaled 166,114 employees worldwide. The increase in staff numbers in 2000 — up by 6,506 people — was chiefly due to the integration of Renault Samsung Motors employees and the recruitment of over 6,000 people throughout the group.



Technocentre –
the wave-form glass roof of the Hive
Architects: Valode and Pistre

FROM

In 2000, we continued to expand and consolidated our position on world automobile markets with a number of strategic operations. Our net income doubled from the previous year. Over the past two years, Nissan and Renault have achieved significant progress, building on our shared commitment to establish a bi-national group dedicated to profitable growth for both partners.

THE CHAIRMAN

In 2000, we continued to expand and consolidated our position on world automobile markets with a number of strategic operations.

Our net income doubled from the previous year. Over the past two years, Nissan and Renault have achieved significant progress, building on our shared commitment to establish a bi-national group dedicated to profitable growth for both partners.

The platform for small cars carrying our two brands will go into production in 2002 with the replacement for the Nissan Micra, while a second platform will be used for the Mégane replacement at the end of the same year. These platforms will account for more than 50% of the Alliance's total output.

We have also begun work on our first common engine, a small diesel, as well as on the development of medium-size engines. At the same time, we have adopted a framework for cooperation in research into alternative sources of energy and emission control. Joint initiatives in industrial and commercial spheres are now taking shape in Mexico, Europe, the Mercosur countries, Asia and Australia. These moves, together with a quicker than expected return to profit at Nissan, demonstrate the Alliance's sound basis and the pertinence of its strategy.

During 2000, we also pursued our own international expansion with the acquisition of a new brand, Samsung, which follows that of Dacia in 1999. Samsung gives us a foothold in the Korean market, Asia's second largest. Continued development in Brazil and the success — particularly in Turkey — of the three-box version of the Clio, our first car designed for world markets, brought a steep rise in unit sales outside Western Europe.

Finally, a major highlight of the year was the agreement with AB Volvo for the linking of our truck businesses. The move creates the world's second largest group in the sector, with Renault its largest single shareholder, and provides a promising framework for the future growth of Renault V.I.

Our strategy has benefited shareholders, since Renault's share price rose 16% in 2000. These results reward the efforts of all the men and women at Renault, and I would like to thank them for their contribution. Renault's new scope calls for additional skills and in the year ahead we will thus be continuing the training and recruitment drives of 2000, especially for sites outside Europe.

Following the sweeping strategic changes of 1999 and 2000, we will be focusing this year on making the most of our growth potential, pursuing efforts to achieve constant improvements in quality, costs and delivery times. At the same time, we will be expanding sales, particularly on markets outside Western Europe.



Louis Schweitzer, Renault Chairman and Chief Executive Officer

The renewal of our ranges that began with the roll-out of Laguna II will continue with Avantime, the restyled Clio II, the four-wheel drive version of Kangoo and the new Trafic van. Engine offerings will also be expanded, with special attention to diesels.

Today, expansion naturally calls for new investments and entails additional costs, but it also means higher sales with margins on the rise. Profitability hinges on our capacity to build global recognition for our brand, in turn built on product quality and creative flair. In this regard, our return to Formula 1 racing under our own colors in 2002 will help to consolidate our image and, by the same token, contribute to our future development.

We expect that the deployment of this strategy of profitable growth will mean a further rise in profit in 2001.



BOARD OF DIRECTORS

on December 31, 2000

Louis Schweitzer
Chairman of the Board

Pierre Alanche

BNP Paribas
Represented by Michel Pébereau

Jean-Marie Bousset

Jean-Pierre Camescasse

François de Combret

Yoshikazu Hanawa

Nicolas Jachiet

Jean-Luc Lagardère

Bernard Larrouturou

Henri Martre

Jean-Claude Paye

Danièle Potvin

Franck Riboud*

Jeanne Seyvet

Robert Studer

Raymond H. Lévy
Honorary President

* *Replacing Antoine Riboud*

RENAULT

MANAGEMENT TEAM

MANAGEMENT COMMITTEE AND GROUP EXECUTIVE COMMITTEE

on December 31, 2000

Louis Schweitzer *
Chairman and Chief Executive Officer

Patrick Blain
Senior Vice President, Market Area Europe

Marie-Christine Caubet
Senior Vice President, Market Area France

Jean-Pierre Corniou
Senior Vice President, Organization and Information Systems

Rémi Deconinck
Senior Vice President, Product Planning

Pierre-Alain De Smedt *
Executive Vice President, Technology, Engineering, Manufacturing and Purchasing

Gérard Detourbet
Senior Vice President, Powertrain

Thierry Dombreval
Senior Vice President, Strategy and Marketing

Christian Dor
Senior Vice President, Chief Financial Officer

Georges Douin *
Executive Vice President, Product & Strategic Planning and International Operations

Alain Dubois-Dumée
Senior Vice President, Corporate Communications

Jean-Baptiste Duzan
Senior Vice President, Purchasing

Michel Faivre-Duboz
Senior Vice President, Vehicle Development Engineering

Patrick Faure *
Executive Vice President, Chairman of Renault Sport

Philippe Gamba
Chairman and Chief Executive Officer of Renault Crédit International

Manuel Gomez
Senior Vice President, International Operations

Michel Gornet
Senior Vice President, Manufacturing

François Hinfray *
Executive Vice President, Sales and Marketing

Jacques Lacambre
Senior Vice President, Advanced Vehicle Engineering and Research

Patrick le Quément
Senior Vice President, Corporate Design

Shemaya Lévy *
Executive Vice President

Philippe Mellier
Chief Executive Officer, Renault V.I.'s European Branch

Luc-Alexandre Ménard
Senior Vice President, Mercosur

Pierre Poupel
Senior Vice President, Quality

Alain-Pierre Raynaud
Senior Vice President, Corporate Controller

Tsutomo Sawada
Senior Vice President, Adviser to the Chairman

Francis Stahl
Senior Vice President, Light Commercial Vehicles

Michel de Virville *
Corporate Secretary General, Group Human Resources

* *Members of the Group Executive Committee chaired by Louis Schweitzer.*



Louis Schweitzer

Chairman and Chief Executive Officer - 58 years old

Ecole Nationale d'Administration. Inspector of Finance. Joined Renault in 1986. Became Chief Financial Officer and Head of Strategic Planning in 1988, then Executive Vice President in 1989. Appointed President and Chief Operating Officer in December 1990. Chairman and C.E.O. since May 1992.



Pierre-Alain De Smedt

Executive Vice President - 56 years old

A graduate in economics from the University of Brussels, he began his career in Belgium, notably with Volkswagen and Tractebel. He returned to Volkswagen in 1990 and was appointed Chairman of Autolatina, VAG and Ford's joint subsidiary in Latin America. In 1994, he became Chairman of Volkswagen Brazil and Argentina, before being named Chairman of SEAT at the end of 1996. Appointed Executive Vice President of Renault in 1999, he took over the responsibilities of his predecessor Carlos Ghosn. Reporting to him are Advanced Engineering and Research, Vehicle Development Engineering, Passenger Car Projects, Powertrain, Purchasing, Manufacturing, and the Mercosur Division.



Georges Douin

Executive Vice President - 55 years old

Ecole Polytechnique. Joined Renault in 1967 as a quality engineer in the R&D Department. Became Head of Engineering in 1988, then Vice President, Technology, in 1989 before being appointed Senior Vice President, Product and Strategic Planning and Projects in 1992. Senior Vice President, Product and Strategic Planning and International Operations since July 1997. Appointed Executive Vice President in 1998.



Patrick Faure

Executive Vice President, Chairman of Renault Sport - 54 years old

Ecole Nationale d'Administration. Joined Renault in 1979 as Sales Branch Manager. Managing Director of Renault Austria (1981) and Renault U.K. (1982), he was appointed Chairman of Renault Sport in 1986, a position he still holds. Became Secretary General of the Renault group in 1988, then Executive Vice President, Head of Sales and Marketing in 1991. In October 1998, he was appointed Chairman and C.E.O. of Renault V.I., then Renault V.I./Mack. He left that position following the agreement with Volvo in July 2000 and was appointed Executive Vice President of the Renault group.



François Hinfray

Executive Vice President - 46 years old

Ecole Nationale d'Administration. Joined Renault in 1989 as Director in charge of European Affairs, before becoming Assistant to the Chairman in 1990. He was appointed Director of the Rouen Branch Office in 1991, Regional Director based in Dijon in 1992, then Managing Director of Deutsche Renault in 1993. In June 1997, he became Senior Vice President, Market Area France, before becoming Executive Vice President, Head of Sales and Marketing in October 1998. He is also responsible for the Light Commercial Vehicles Division.



Shemaya Lévy

Executive Vice President - 53 years old

National School for Statistics and Business Administration (ENSAE). Joined Renault in 1972. Appointed Director of International Operations, America-Asia Area, for Renault V.I. in 1978, Marketing and Sales Director for North America in 1980, then Vice President, Marketing and Sales in 1987 and Chairman and C.E.O. of Renault V.I. in 1994. Became Renault Executive Vice President in October 1998, reported to by the Financial Departments, Corporate Controller, General Auditor, Capital Expenditure Controller and Vice President, Information Systems and Technologies.



Michel de Virville

Corporate Secretary General, Renault Group Human Resources - 55 years old

PhD in mathematics. Research engineer at the CNRS (National Center for Scientific Research). Ministry of Labor (1986). Adviser at the Auditor-General's Department. Joined Renault in 1993. Became responsible for the Human Resources Department in 1996, and was appointed Corporate Secretary General in 1998, with responsibility for the group's Human Resources.



The three-box sedan version of Clio, our first vehicle with a truly global dimension, is built in Brazil and Turkey, and will be built shortly in Russia.

RESULTS

IN LINE WITH FORECASTS

As projected, Renault generated operating margin of €2,022 million (FRF13.3 billion) for 2000. Nissan, staging a rapid turnaround, made a positive contribution to this result. All told, Renault doubled its net income.

Further rises in sales

Sales revenues for 2000 were up 5.6% on a consistent basis to stand at €40,175 million (FRF263.5 billion). Main developments by division are outlined below.

• A total of 2.3 million **vehicles** sold under the Renault brand equaled the record of the previous year. It was also the most successful brand in Western Europe for the third year running, although sales were down 3.9% on a market which contracted 1.3%.

Sales to other parts of the world, in contrast, were up a steep 22.7%, with good performances in Brazil and Turkey providing much of the momentum.

• In **trucks**, Renault V.I. increased its share of the European market, where strong demand drove sales to a record high. In the US, Mack withstood a downturn in the market better than other manufacturers and raised its share of business to 13.3%.

• Finally, in **sales financing**, the average of outstanding amounts earning interest rose 9.5%[1].

Revenues by Division


(€ million and FRF billion)
37,187
243.9
37,592
246.6
38,033
249.5
40,175 €
263.5 FRF
5.6
1,256
6,192
29,739
1,380
6,474
29,738
1,498
6,495
30,040
1,656
7,033
31,486
10.6
8.3
98
99
Published
99
Restated[2]
00
change (%)
2000/1999 restated
Finance Division
Commercial Vehicles Division
Automobile Division

[1] *After adjustment to neutralize the impact of the consolidation in 1999 of Nissan's European financing subsidiaries.*

[2] *On a consistent basis.*

Operating margin 5% of revenues as predicted

Operating margin for 2000 was equal to 5% of revenues at €2,022 million (FRF13.3 billion). This compares with 5.9% in 1999.

Contributions of individual divisions were as follows:

- **Automobile** sales contributed €1,574 million (FRF10.3 billion), a figure reflecting steep rises in R & D spending as well as charges for international expansion to lay the foundations for the group's future. At the same time, Renault successfully completed its first cost-cutting plan, generating savings of FRF20 billion over the three years from 1998 to 2000.
- **Commercial vehicles** contributed €195 million (FRF1.3 billion), representing a decline of 11.4% from the previous year as rises in Renault V.I. sales and the dollar failed to offset deteriorating sales prices.
- The **Finance Division** contributed €253 million (€1.7 billion), 14% more than in the previous year.

Operating margin by Division

(€ million and FRF billion)



1,920
12.6
205
172
1,543
2,205
14.5
222
220
1,763
2,022 €
13.3 FRF
253
195
1,574
98
99
00
Finance Division
Commercial Vehicles Division
Automobile Division

Net income doubled

Pre-tax operating income for 2000 was the highest in Renault's history, and net income doubled to €1,080 million (FRF7.1 billion). In addition to the level of operating margin, this mainly reflected:

- other operating income and expense representing a net charge of €402 million (FRF2.6 billion), a significantly lower figure than that for the previous year when an exceptional charge of €584 million (FRF3.8 billion) was booked for early retirement of older employees.
- the recovery of Nissan Motor, which made its first positive contribution, with a profit of €56 million (FRF400 million) compared with a charge of €330 million (FRF2.2 billion) in 1999.

Summarized statements of income (€ million and FRF billion)

	1998		1999		2000	
	€	FRF	€	FRF	€	FRF
Revenues	37,187	243.9	37,592	246.6	40,175	263.5
Operating margin	1,920	12.6	2,205	14.5	2,022	13.3
Other operating income and expenses	(268)	(1.8)	(721)	(4.7)	(319)	(2.1)
Operating income	1,652	10.8	1,484	9.7	1,703	11.2
Financial income (expense)	60	0.4	32	0.2	(69)	(0.5)
Share in Nissan net income (loss)	-	-	(330)	(2.2)	56	0.4
Pre-tax income	1,699	11.1	1,160	7.6	1,723	11.3
Tax	(362)	(2.4)	(620)	(4.1)	(649)	(4.3)
Renault net income	1,349	8.8	534	3.5	1,080	7.1

Strategic transactions and investment for the future

Cash flow from operations came to €3,412 million (FRF22.4 billion), exceeding total investments in property, plant & equipment and intangible assets which amounted to €2,381 million (FRF15.6 billion) net of disposals, equivalent to 5.9% of revenues.

- Following its 1999 acquisition of an equity interest in Nissan Motor, Renault made a number of new strategic transactions in 2000. These included the acquisition on the open market of 4.84% of AB Volvo equity following the tie-up with the Swedish company, and that of 100% of Benetton Formula Ltd. This is the main explanation for the scale of securities investments totaling €811 million (FRF5.3 billion).
- Investments, combined with a rise in working capital requirement as business took a less favorable turn at the end of the year, and consolidation of Renault Samsung Motors of Korea explain a rise in net financial debt of industrial and commercial businesses to €4,793 million (FRF31.4 billion).
- Shareholders' equity including profit for the 2000 financial year amounted to €9,652 million (FRF63.3 billion).

Statement of cash flows and financial structure (€ million and FRF billion)

	1998		1999		2000	
	€	FRF	€	FRF	€	FRF
Cash flow from operations	3,098	20.3	3,314	21.7	3,412	22.4
Capital expenditures in plant, property and equipment and intangible assets *(net of disposals)*	1,808	11.9	2,033	13.3	2,381	15.6
Acquisition of securities[1]	67	0.4	5,063	33.2	811	5.3
Net financial debt[2] *(industrial and commercial activities)*	(1,612)	(10.6)	2,700	17.7	4,793	31.4
Shareholders' equity	7,861	51.6	8,185	53.7	9,652	63.3

[1] In 1999, acquisition of Nissan securities for €4,917 million (FRF32.3 billion).
[2] In 1999, Renault redeemable shares previously considered as near-equity were recorded as debt. Year 1998 has been restated accordingly.

STOCKMARKET

PERFORMANCE AND SHAREHOLDERS

Renault shares closed the year at €55.50, showing a rise of 16% over 12 months. This compares favorably with a decline of 0.5% in the Paris market's benchmark CAC 40 index, a meager 1.7% rise in French automobile stocks and a fall of 17.6% in the European automobile sector as a whole. Close relationships with shareholders are a strategic priority for Renault.

Share ownership

At December 31, 2000, ownership of Renault equity was as follows:

Renault shareholders


Institutional investors and individual shareholders (47.6%)
French state (44.2%)
Associated shareholders' group (3.2%)
Treasury stock (2.8%)
Employees (2.2%)

• According to a study conducted by France's central securities depository Sicovam on June 30, 2000, some 300,000 individual shareholders held 8.4% of Renault equity. This figure does not include employees and former Renault employees whose shares are administered through a fund or are registered directly with Renault. Institutional investors held 39%, with residents and non-residents accounting for roughly equal proportions. The ten largest shareholders held 10.2% of equity.

• On January 1, 2001, Renault converted capital stock into euros. It was set at €913,632,540.27 represented by 239,798,567 shares with a nominal value of €3.81 each.

Dividend payment in 2001

The Board of Directors will ask the Annual General Meeting on May 10, 2001 to approve the distribution of a dividend of FRF6 (€0.91) per share entitling individual shareholders to a tax credit of FRF3 (€0.46) per share. It is proposed that this should be made payable from June 5, 2001.

Share performance

Renault share prices varied significantly in the course of 2000. At the beginning of the year, they suffered from a profit warning issued by Nissan on February 2, as well as the announcement of forecasts below market expectations.

The announcement of plans for a tie-up with Volvo in trucks and first signs of an upturn at Nissan made for a firmer showing in the second quarter.

During the second half, conditions were generally unfavorable for automobile stocks, with oil prices on the rise and economies beginning to show signs of slackening. However, Renault shares did better than the sector as a whole. In October, they picked up sharply in response to the announcement of better than expected half-year results for Nissan, as well as Renault's continuing efforts to enhance profitability, illustrated by its announcement of a new drive to cut costs plus a steady flow of new models. Renault shares reached their peak for the year at €61 on November 1, then eased to close the year at €55.50. Over the 12 months, the price thus rose 16%, compared with an 0.5% decline in the Paris market's benchmark CAC 40 index.

Renault share performance from December 31, 1996 to January 31, 2001

CAC 40 indexed on Renault share price at December 31, 1996: €17


FRF
€
450
400
350
300
250
200
150
100
70
65
60
55
50
45
40
35
30
25
20
15
Renault share price
CAC 40 index
1997
1998
1999
2000
2001
December 31, 1996
January 31, 2001


M 9141 XY

Some 1.35 million units of Scénic have been produced since its launch in October 1996. The model has continued to notch up successes on our new markets.

Keeping shareholders in the picture

Renault aims for full transparency, based on timely, clearly stated presentation of information to its shareholders.

To this end, it has had its own Shareholders' Club since May 1995. Members receive a quarterly newsletter, as well as special reports on strategic developments and an abridged version of the annual report. Similarly, the renault.com website now includes a financial section and displays content of presentations to financial analysts, thereby helping to ensure equal access of all shareholders to information. The Shareholders' Advisory Committee, counting 12 members, helps Renault to provide individual shareholders with clearly presented information in keeping with their expectations.

The Committee met twice in 2000, once in a full session attended by Renault Chairman Louis Schweitzer, and once for a working session. Subjects considered included drafting of the announcement of 1999 financial results, improvements to the shareholders' newsletter and proposals for the activities of the Shareholders' Club. As provided in the Committee's rules, membership was partly renewed in January 2001. In May, Renault Chairman Louis Schweitzer explained Renault's strategy to shareholders at a meeting organized in Bordeaux by Paris Europlace, an association that promotes Paris as a financial center. Finally, Renault was present at the shareholders' trade fair held in Paris in November, which offered new opportunities for personal contact with individual shareholders. Renault also takes an active approach to communications, targeting opinion-makers who have a significant influence on stock-market investments and who are thus important relays for information to shareholders. In 2000, Renault thus organized ten meetings in cities and towns around France and one in the capital during the Paris Auto Show.

From February 1998 to June 2000, the proportion of Renault equity held by individual shareholders rose by over 40% and the number of individual shareholders by nearly 5%.

Key figures for 2000

	1998		1999		2000	
Number of shares at December 31	239,798,567		239,798,567		239,798,567	
FINANCIAL DATA	€	FRF	€	FRF	€	FRF
Net income per share	5.64	36.98	2.23	14.62	4.50	29.53
Equity per share	32.86	215.51	34.13	223.89	40.25	264.03
Net dividend per share	0.76225	5.00	0.76225	5.00	0.91	6.00[1]
STOCKMARKET DATA[2]	€	FRF	€	FRF	€	FRF
Closing price on December 31	38.26	251.00	47.86	313.94	55.50	364.06
Market capitalization on December 31 (bns)	9.2	60.2	11.5	75.3	13.3	87.3
High for the year	60.96	399.90	55.00	360.78	61.00	400.13
Low for the year	25.61	168.00	30.53	200.26	37.53	246.18

[1] As proposed by the Board of Directors to the Annual General Meeting of Shareholders on May 10, 2001
[2] In FRF and €, with the exception of market capitalization, stated in billions of FRF and €.

Shareholder information

- **Renault - Financial information**

Investor relations, Dept. 0760 27-33 quai le Gallo, 92512 Boulogne-Billancourt Cedex, France Tel. +33 (0) 1 41 04 59 99, fax +33 (0)1 41 04 51 49. www.renault.com

- **Renault - Employee shareholders**

6 place Bir-Hakeim, 92109 Boulogne-Billancourt Cedex, France
Tel. +33 (0)1 41 04 33 46, fax +33 (0)1 41 04 33 52

RENAULT-NISSAN

ALLIANCE GATHERS MOMENTUM

The unique Alliance we forged with Nissan in 1999 has yielded significant benefits in its first two years. Rapid progress in our common strategy for profitable growth has drawn on a wide range of initiatives in production, sales and finance, as well joint development projects. The pace of Nissan's recovery augurs well for continued success.



On January 6, 2001, Scénic started to roll off the production lines of Nissan's Cuernavaca plant in Mexico, showing the way for industrial cooperation within the scope of the Alliance.

Swift progress on shared components

A central pillar of the Renault-Nissan Alliance is our jointly planned program for the convergence of platforms and powertrains, a process which is going ahead on schedule. The first common platform, designed for smaller vehicles under the two brands, will be used for the replacement of the Nissan Micra in 2002. A second platform announced in February 2001 will be dedicated to lower mid-range vehicles, with the first to come out under the Renault name as early as 2002. We will be able to produce twice as many units from these common platforms as we could working on our own, and they will account for over 50% of the Alliance's total output.

Plans call for a total of ten platforms to be set up between now and 2010. This will not only generate savings, but also lead to greater speed and overall progress, making the vehicles even more competitive while retaining their distinct identities despite the use of common components.

At the same time, an initial project for the joint development of a small diesel engine is already under way and work on medium-size engines is to begin in 2001.

In research, we are sharing the burdens of resource-intensive projects. Areas covered include, among others, hybrid drive units, fuel cells and radical emission reduction.

Exchanging products and components

A Nissan 3.5-liter V6 engine will power Renault's Vel Satis, which is to replace Safrane. In addition, a long-term agreement between Renault, Nissan Motor and Nissan Diesel calls for annual deliveries of 30,000 common-rail direct-injection diesel engines to equip light commercial vehicles for Renault and Renault V.I.. Nissan, for its part, will have the benefit of Renault's range of light commercial vehicles, the only area where the Alliance will involve cross-badging.



歓迎

Their job is to position new Nissan products on the European market. They work in English at Renault's Aubevoye road proving site in France.

R.C.I.

Renault Crédit International, a subsidiary with an important role in international expansion, will finance sales of both Renault and Nissan vehicles in Mexico, thus further expanding its range of services. Looking ahead, we aim to sell 80,000 vehicles a year in Mexico, winning a market share of 6 to 8%, while at the same time using this new base to reinforce Renault's presence in Central America, the Caribbean and Latin America generally.



Members of the Product Planning CCT at a meeting in Tokyo.

The Renault-Nissan Alliance is built on CCTs (cross-company teams) and FTTs (functional task teams), each with around ten members — half Renault and half Nissan. Units meet up at least once a month. Their brief: identify opportunities to enhance cooperation and draft proposals for submission to the Global Alliance Committee. At its monthly meeting, the GAC approves or modifies proposals, lending added strategic impetus to the Alliance.

Breakthrough in Mexico

Nissan has two factories and 20% of the market in Mexico, offering a sound base for our return after our withdrawal 15 years ago. This will enable us to limit investment costs to a reasonable $400 million over seven years to make the most of an attractive product line-up — initially Clio and Scénic — which supplements the Nissan range, while at the same time optimizing capacity utilization. The first Scénics rolled out of the Cuernavaca site in early 2001, with Renault Mexico handling distribution and sales since the end of January. Clio assembly is to start up at Aguascalientes, Nissan's other Mexican site, at the end of the year.

Rapid gains on other world markets

In return, Renault's significant industrial and commercial presence in Mercosur countries offers Nissan new opportunities to develop a long-term strategy in a region where it has hitherto been little represented. Our partner thus plans to invest $300 million between now and 2005 to raise sales from 4,000 units a year to 150,000 by 2010, with five models made locally. The first of these will be the new Frontier pickup, which will be assembled alongside the Renault Master at our new light commercial vehicle site at Curitiba in Brazil as of 2001. Nissan vehicles will be sold through a newly established subsidiary and distributed through the Renault network, which has already been providing this service in Brazil and Uruguay since the end of 2000.

Cooperation is also being extended to all other parts of the world where one or the other of the two partners is present. With the support of Nissan, Renault is thus returning to or moving into markets in Peru, Australia and in Taiwan, while Nissan will benefit from our backing to raise sales in Morocco, and, in time, North Africa generally.

"Integration of Nissan's European financing subsidiaries has been fast and effective, taking less than one year, and gave rise to no misunderstandings on either side. Things have been all the easier in that the people at Nissan are real professionals — experts who speak the same language as we do and know exactly what is at stake. This integration is, of course, only natural, particularly in countries where Nissan and Renault are targeting the market together."

Alain Breuils
International Director of R.C.I.

Revamping European sales

On European markets, the Alliance aims to win a combined 17% share of automobile and light commercial vehicle sales. To this end, the partners are building a shared sales and marketing organization to span Europe as a whole, allowing Nissan to broaden its presence and providing an effective lever to make the most of our joint potential. Generating substantial market gains and savings, this organization is also designed to help us anticipate developments in European vehicle distribution and win an added competitive edge. Yet while administrative and other back-office support is shared, sales and after-sales services in direct contact with customers are to remain separate to preserve distinct brand identities.

Consolidating overall cohesion of this joint offensive on European markets, in 2000 Renault Crédit International continued integration of Nissan's European financing subsidiaries, setting up unified structures to finance both Renault and Nissan in Italy, Spain, Germany and the Netherlands. During the year, R.C.I. also took over financing of the Nissan network and sales in France, extending this to Switzerland in January 2001.

International Advisory Board

The International Advisory Board, provided for in the agreement of March 27, 1999, is now up and running. A forum for the exchange of ideas, views, opinions and knowledge, this consultative body helps shape an effective global strategy for the Alliance. The Board held its first meeting on April [illegible], 2000 and now meets at least twice a year. It is jointly chaired by Louis Schweitzer and Yoshikazu Hanawa, who chose the [illegible] other distinguished international figures making up its membership.

"I was surprised at the extent of Renault's commitment to the Alliance. The difference in corporate cultures between Nissan and Renault means that we see other ways of doing things and are confronted with different opinions. So, we have to think about our own convictions and that is most enriching. We must adapt and quickly find structures and procedures so as to develop synergies. We have common interests and must not lose sight of them."



Wim Iterbeke
Engineer from Nissan's European Technical Center in Louvain-la-Neuve, Belgium, now at the Product Synthesis unit in Aubevoye, France



The Patrol GR

The flagship of Nissan's 4WD range, the Patrol GR combines robustness with driving pleasure. The Nissan Patrol will celebrate its fiftieth anniversary this year.

Nissan bounces back

The Nissan Revival Plan launched in autumn 1999 is fundamental to the Alliance, which can only succeed once Nissan operations are back on sound structural and financial bases. Progress in this direction has been rapid, as half-year results announced in November 2000 demonstrate. With consolidated net profit for the six months from April 1 to September 30 reaching $1.24 billion and operating margin for the period at 4.5%, Nissan is set to record its best performance in ten years. At the same time, the capital contributed by Renault in exchange for its equity interest and selected asset sales have significantly improved its balance sheet. Continuing commitment to wide-ranging cost reduction combined with investment in new products and production facilities will make for further gains, as will Nissan's new brand identity. Which augurs well for our partner's future and, by the same token, for the success of our Alliance.

Renault reaps the benefits

The profit generated by Nissan contributed €453 million to Renault's own earnings in the second half of 2000. The full-year contribution comes to €56 million.

"The first difference I noticed was in working hours. People at Aubevoye do not work as late as they do at the Nissan Technical Center in Japan. But working procedures and conditions are excellent. I have no trouble getting the help I need from Renault to do my job effectively. People are very considerate. Obviously communicating is still a problem for me personally, but I am working on my French."



Satushi Osagawara

Nissan engineer, formerly at the Atsugi Nissan Technical Center near Tokyo, now at the Product Synthesis unit in Aubevoye, France


VERÃO
TESÃO
Clio
Mégane
A Renault showroom in Porto Alegre in the Brazilian state of Rio Grande do Sul.

A MULTI-BRAND MANUFACTURER

Building on the Alliance with Nissan, Renault is stepping up its own drive for profitable growth, moving into new markets around the world by stages. As part of this process of quickening expansion, it recently acquired two new brands, Samsung and Dacia.

Renault in South Korea

In 2000, we took advantage of a new opportunity for growth in Asia, acquiring Samsung Motors, which manufactures and distributes the SM5, a car based on a model at the top of the Nissan range. Renault is thus the first western manufacturer to establish a foothold in South Korea, the second largest market in the region. Favoring an international approach built on partnerships, Renault holds 70.1% of the new company set up in association with Samsung and the creditors of Samsung Motors. Renault Samsung Motors will be extending its offering in South Korea by stages, introducing models developed within the framework of the Alliance to suit the local market. With the Pusan plant and the distribution network now back in operation, Renault's target is to sell between 150,000 and 200,000 vehicles a year on domestic and export markets by 2005.

Renault Agriculture – out to win

Now present in India through its partnership with International Tractors Ltd. Renault Agriculture also aims to offer up-to-date, competitively-priced products on emerging markets. In Europe, Renault Agriculture stood up well in the face of a 10% decline in the market. It benefited from the launches of Ares and Temis, as well as new-model Ceres and Cergos tractors. It also enhanced product appeal with a range of innovations including the multi-functional Ergopilot lever, the Proactiv suspended front-axle assembly and the Hydrostable driving cab.



"We are very proud to be back alongside Renault, and to be working together in such a truly cooperative spirit. But we also have an enormous responsibility — winning back the confidence of Renault and the world. We have had some initial success with the Dacia Super Nova, which is encouraging, but it is absolutely essential for us to meet the challenge of the next stage — which is the launch of the €5,000 car project at the end of 2001. Our future is entirely in our own hands."



Oliviu Paun
Mechanical engineer, Dacia, Romania

A new departure in Romania

Renault also raised its interest in Romanian manufacturer Dacia to 80.1% in 2000. Capital spending to bring the company's site up to standard will total $200 million over five years.

We plan to extend the Dacia range with a radically different, modern and robust car designed specifically for emerging economies and priced at only €5,000.

Building capacity in Brazil

Our state-of-the-art facility at Curitiba is continuing expansion to meet the expected rises in demand in this region of the Mercosur. A factory designed to produce up to 50,000 light commercial vehicles a year has been added to the automobile assembly unit and the plant supplying engines for Latin American markets. The new factory will be operational at the end of 2001, with models including not only the Renault Master but also Nissan's Frontier pickup, thus giving concrete shape to the Alliance in this part of the world. Renault's operations in Mercosur countries now include four assembly plants — in Brazil, Argentina and Uruguay — two powertrain plants, one in Brazil and the other in Chile, and a fast-growing distribution network. Renault has a market share of 6.4% in the Mercosur, with notably 4% in Brazil and 18% in Argentina, where it remains number one.

R.C.I. backs worldwide expansion

Renault Crédit International (R.C.I.) has accelerated expansion on world markets with the launch of operations in Argentina and Brazil where rapid rises in financing volumes reflect the growth of Renault sales in the region. In association with Renault's acquisition of Dacia, R.C.I. has also set up a subsidiary in Romania which operates in partnership with a bank to offer the brand's customers financing packages suited to their needs. Other moves into new markets are planned for 2001, with Mexico a special priority since it will be home to the first subsidiary set up within the framework of the Alliance.

"I chose a Mégane because I like the design, because it's good value for money, and because it's a safe car. Renault is the only manufacturer in Brazil to offer such high standards of safety — in particular the twin airbags — in this category."



Jandira Zingano
Brazilian customer - mathematics teacher



Record performance in Turkey

Already the leading brand in the passenger car segment — with a 23% market share — Renault boosted sales by 49% in 2000, largely due to the success of Clio Symbol, a three-box model launched in late 1999, and an attractive line-up of vehicles made locally at the Bursa plant or imported.



Renault is a class-leading player in Computer-Aided Engineering.

As Renault moves ahead and changes, so does its workforce, since workloads and the skills needed for success change just as fast. The recruitment drive that brought in 6,000 new employees in 2000 is thus set to continue, underpinning our international expansion.

"The induction program was really an experience for me. I had never even set foot inside a factory, much less worked on a car body. The people I worked with were very friendly and helpful, and my team leader taught me a lot about the quality and management issues you deal with in day-to-day operation. My internship in sales showed me how tough it can be to sell a car, and how important customer service is for Renault. From the day I joined the company, I found everybody very helpful and I got all the guidance I needed. Now, I definitely feel at home."



[illegible]

SKILLS

FOR THE FUTURE



A stage in the final assembly of Mégane at the Palencia plant in Spain.



A team of young engineers at the Technocentre in Guyancourt, France.



Safety is a major field of expertise at Renault.

Surge in recruitment

Changes include quickening growth and an increasingly international organization, combined with a steady flow of new products and services, that in turn call for new skills and technologies. They mean special challenges for Human Resources, and explain a wave of recruitment to expand the workforce — and with it Renault's potential.

The recruitment drive conducted in 2000 concerned all staff categories, including engineers, other graduates and technicians — especially in new technologies — as well as production workers with the training to deal with new types of process. All told, over 6,000 people joined the group during the year.

Most of managerial staff concerned are younger graduates. Yet 25% of these men and women have already acquired significant experience, which is an invaluable resource to back Renault's development. Staff at this level are required to have a sound knowledge of English as well as their native language, which means that they must score at least 750 points on TOEIC, the Test of English for International Communication — an internationally recognized standard. Since 1999, all newly recruited managers have been required to participate in an induction program organized in several stages spread over 18 months. During this time, participants acquire experience in different fields, from work on the factory floor to management training.

The internet — an increasingly important tool

Each corporate department is required to meet an annual target for recruitment of staff with an international profile. In 2000, this was set at 20% of the intake, a proportion that will rise in the years ahead. Rather than recruiting executives and engineers on a purely local basis, Renault is thus on the lookout for people who have worked or studied away from their home country for two years or more, or who are recruited outside their home country.

In this regard, the internet plays an increasingly important role in reaching suitable recruits in all parts of the world. A regularly updated section of the Renault website at www.renault.com is dedicated to job offers and allows on-line applications, which receive a personalized response within a few days. Similarly, JobAccess, a multi-lingual intranet site, favors job mobility among existing employees.

BPU — IT for more effective global teamwork

BPU stands for Base Personnel Unique or single personnel database. This IT tool, common to all Renault group companies, will, in time, allow unified management of all staff, spanning over 350 sites in 36 countries. Advantages include promotion of more effective global teamwork. Implementation of the database required extensive preparatory work on common procedures in recruitment, training and other areas, as well as the drafting of internationally accepted definitions for related criteria to allow group companies in all parts of the world to consult and use the resources.

"I was recruited by video-conference in Brazil, where I was working for another car manufacturer. The experience I most remember from the induction program is the time I spent on the production line, assembling cylinder heads at the Cléon factory in Normandy. I was in good hands, and I got to move around to several jobs. After that I spent some valuable time in sales. First I was based at the customer relations department in Boulogne on the outskirts of Paris, where I got first-hand experience of how customer requests are dealt with. Then I went to regional sales headquarters in Lille where I got an opportunity to make some interesting observations."



Nuno de Morais
aged 2[illegible], Dutch, supplier relations consultant, Purchasing Department



ing the first stage in Renault's program to renew and expand its offering at the top of the range, Laguna II combines the best in manufacturing know-how and technology. Standard equipment includes advanced new features unmatched by any of its rivals in this highly competitive sector.

Laguna II Sport Tourer

The Sport Tourer is no simple spin-off of the Laguna II Hatchback. Elegant styling with taut lines and quality finish also set it apart from others in its category, as does a range of equipment identical to that of the Hatchback. This includes the V6 24V engine and the new five-speed automatic transmission with flick-shift control.

all-purpose card

ır innovation, the key is replaced
Renault card as standard
nent on Laguna II. It uses a radio
o lock and unlock doors. Once
the driver slots it into a central
: to initiate all systems.
le push on a button suffices
and stop the engine.



LAGUNA II

THE POWER OF KNOW-HOW

New directions

Rolled out simultaneously in hatchback and sport-tourer formats, Laguna II represents the first step in a program to renew Renault's offering at the top end of the market and consolidate its brand identity. Robust design, reliability, safety, road performance and respect for the environment are fundamentals that have naturally come in for special care — care which is the hallmark of the very best. Design features reflecting Renault's unique flair also set Laguna II apart — not least its luminous interior styling with quiet, spacious comfort and convenience for passengers and drivers. Standard equipment embodies a full array of the latest technology, some of it never previously available in this market segment.

[illegible]

Innovation at its best

Using an electronic card to lock and unlock doors and systems, Laguna II is the first keyless car on the market. Standard equipment includes a major innovation jointly developed by Renault and Michelin to monitor tire pressure, as well as a parking proximity sensor, a new cruise control/speed-limiter system, a new version of the Carminat navigation system integrating traffic news, and a new Odysline communications unit featuring a wide screen. Which adds up to intelligent, easy driving in comfort and safety.

Safety and respect for the environment

Always a key priority for Renault, safety — both active and passive — has been significantly reinforced. Improved road holding and braking, with ESP and an emergency brake assist system, as well as greater resistance, especially to side impact, plus a range of equipment to restrain and protect occupants all place Laguna ahead of the field in its category. In this, it follows the examples already set by Mégane, Espace and Clio.

Safe, pleasurable driving goes hand in hand with the highest environmental standards. Both hatchback and sport-tourer versions of Laguna offer a selection of high-performance multi-valve gasoline engines as well as diesel engines. These combine added power with improved standards for fuel consumption and emission control, a step ahead of the more demanding official requirements to come. New transmissions further enhance engine efficiency and include a five-speed automatic transmission with flick shift on the V6 unit and a six-speed manual gearbox for the 1.9 dCi unit.

"The fact that Laguna II is keyless is symbolic, underscoring as it does the car's advanced technology — an important consideration for customers in this category. They like technology and they like style. And their reactions show that Laguna II is just what they want on both counts. Which is something we can be proud of."



Bernard Dumondel

Clean cars and green factories

At Renault, we take our environmental responsibilities seriously. We constantly strive to reduce the impact of our business on the natural world, and make environmental aims an integral part of all our processes. Nor does our concern stop at the factory door: all Renault suppliers and partners share the same concerns.
All industrial plants operated by the Renault group include environmental management systems. Designed to constantly raise standards in this area, this approach has won them ISO 14001 certification. Our sales network is also increasingly involved in the same management and certification process.



The 2.2-liter 16V dCi turbodiesel common rail engine powers the new Espace range. Big on driving pleasure and performance and low on noise, the engine is also cleaner and more fuel-efficient.

CLIO RENAULT SPORT V6

Clio Renault Sport V6 is more than a car — this exclusive sporting model embodies the passion behind the Renault range. Its exuberance springs from a rear mid-mounted transverse 230bhp 3.0 V6 24V engine, coupled with a brand-new six-speed transmission system. Developed in partnership with TWR (Tom Walkinshaw Racing), Clio Renault Sport V6 offers sheer driving pleasure and luxurious interior comfort, while meeting the very highest safety standards.



TWINGO

This bustling, compact car-about-town has a proven capacity to change with the times. Today's Twingo incorporates sweeping improvements, including safety upgrades and a brand new 1.2 16V engine for added zip and flexibility — plus enhanced fuel efficiency.



THE RANGE

SAFETY, PERFORMANCE AND COMFORT

Our entire range has been upgraded for even greater safety, reliability and driving pleasure. Advances also include significant gains in fuel economy, testifying to our concern for the environment.



NEW TRAFIC

New Trafic — created jointly by Renault and General Motors Europe — offers a striking design that combines spacious comfort with robust strength and safety. It comes in van and combi versions, with a choice of three engines including two diesel units to guarantee performance, fuel economy and reduced running costs. The New Trafic has numerous optional features not previously available on this type of vehicle, including Carminat intelligent navigation and a CD music system.



ESPACE

Espace is also on the move. Additions to its engine range include a new 2.2 16V dCi turbodiesel with common rail and a 2.0 16V unit with variable valve timing driving through a proactive transmission. Outfitted with a host of other exciting new features, Espace is sold in more than 30 countries.



SCENIC RX4

With the new Scénic RX4, buyers can choose between a 1.9 dCi turbodiesel engine with common-rail direct injection technology and a 2.0 16V gasoline unit. This new power plant delivers unbeatable driving pleasure, fuel economy, reduced emission levels and improved acoustics. With two different levels of trim available on the diesel version, this 4WD multi-activity monospace now offers more variety than ever.



MEGANE

The Mégane line-up has gained new appeal with the introduction of more standard equipment and an even wider selection of engines. Today, drivers can choose from the 118bhp 1.8 16V and two diesel units — the 1.9 dCi common-rail and 1.9 dTi, the latter with direct injection. All-new emergency brake assist and a brand new real-time navigation system round out special features.



The revamped showrooms at Renault's Fréjus dealership meet customers' every need.

A NEW IDEA OF SERVICE



Listening to customers to come up with the best financing and service package for each new car owner.

In 1999, Renault launched a string of major initiatives which included reorganization of sales networks and its New Distribution Project, as well as programs to implement new technologies and offer new, competitively-priced services. Designed to consolidate our positions on ever more hotly disputed markets, these remained the focus of concerted efforts in 2000, with personalized attention for each and every customer the top priority.

Restructuring sales networks

A key achievement of the past year was the adoption of a Europe-wide distribution strategy, including Eastern and Central as well as Western Europe. Defined within the framework of the Alliance with Nissan, this is built around dealer hubs, with the dealerships in each territory belonging to a single owner and meeting the needs of all customers within that territory. By the end of 2000, 90 such hubs had been set up, including 40 in association with Nissan, and this figure should rise to 250 by the end of the current year. In time, the vast majority of hubs are to combine Nissan and Renault sales.

By making the most of all available synergies to cut costs and providing the most attractive service possible, our distribution network aims to build the inherent strengths it needs to deal effectively with rapidly changing regulatory and commercial conditions on European automobile markets.

"We are now putting the finishing touches on our Customer Relations project on all Renault's main markets. This focuses on three areas: firstly, procedures for customer complaints and queries addressed to the manufacturer; secondly, setting up customer call centers with appropriate organizational and human resources; thirdly, providing a management structure for the operation of these centers and customer relations in general."



Elisabeth Parent
Head of the Customer Relations project

Quality customer relations — a crucial priority

Restructuring targets not only the primary network of main dealers, but also sub-dealers. As a vector for the Renault brand, the distribution network as a whole must relay the manufacturer's ongoing efforts to enhance product appeal.

This calls for the highest professional standards to ensure that customers feel welcome and get all the information they want, and that our products are displayed to the best advantage. People should feel at ease when they are buying a car — whence the development of special showroom areas with a personal touch in design and decoration.

The customer confidence we value so highly must be lasting, and the only way to achieve this is to meet customer needs to the full. Which in turn means giving each customer personal attention, drawing on a full range of resources to respond quickly and effectively to queries and complaints. In this, as in other areas, our goal is uncontested leadership.

The pilot dealership in Fréjus, France.

Renault's multifaceted showrooms with dedicated product areas convey top-level professionalism and underscore the brand's move to conquer market share.



The New Distribution Project — reaching for the sky

The New Distribution project aims for new levels of achievement with three essential goals: producing 70% of all vehicles to order, halving inventories and delivering to order within two weeks, outside new-vehicle launch periods. The first stage in this project, which concerns 11 production sites and 16 countries in Europe, was launched and successfully completed in the course of 2000. The proportion of vehicles produced to order rose to 40%, delivery times were cut by an average of two weeks and inventories declined significantly for both factories and distributors. A second stage, already under way, targets priorities of two kinds. Firstly, it will involve completing adjustments to capacity and further enhancing flexibility at both our own sites and those of our suppliers to better match changing patterns of demand. Secondly, the distribution network will implement a new system for the forward-looking management and administration of orders.

In 2000, we again spent some €80 million on IT and communications equipment to enable us to respond effectively to the challenges of e-commerce, an area where we are involved in both business-to-consumer and business-to-business operations.

Business-to-consumer

Renault.net, the extranet already linking Renault to its sales network in Europe, is being extended by stages to other parts of the world in an initiative that is the first of its kind for a vehicle manufacturer. Renault.net provides intranet access to a range of services helping dealers administer sales of new vehicles and parts. It also enables them to track progress on New Distribution orders in real time.

Reflecting our commitment to a major presence in online sales of used cars, in 2000 we acquired a 33.36% stake in recently-founded Caradisiac. A multi-make site, Caradisiac allows dealers to market their inventory of used cars online.



Vivendi, a lively cybercafe in Paris, is just one example of the trend for all things "cyber".

e-renault

The common goal of all these and other efforts is customer satisfaction, which is fundamental to our brand identity and overall business strategy. And new information technology is making a growing contribution to achieving that goal. To take two telling illustrations, neither the New Distribution Project nor restructuring of our sales network would have been possible without this technology.

Renault is also setting up Renault.site, a unique network of websites serving customers on national markets across Europe. Designed to favor dynamic, personalized relationships with customers, these offer access to a wide variety of information about new and used cars, services, financing, and more. New functions will allow customers to define the car they want in full detail — model, engine, color and options.

"I went to the connoisseurs section of the Renault.com site to sell my Renault 8. I found an impressive list of Renault collectors' clubs and I sent my ad to 13 of them. I'm quite hopeful as internet can be a very effective way to get attention. But it is true that my R8 may be a little too recent, even if it is 30 years old. Perhaps I should let it age a little longer; that might up the stakes for collectors!"



Raymond Vaillier
Technology teacher
La Réole, France

As regards financing, Renault websites display an innovative range of options and services available through R.C.I.. Following recent upgrades, customers can get provisional approval for financing online, while queries are automatically sent on to the customer's chosen Renault dealer.

Business-to-business

Considering the importance of supplies in the overall production cost for a vehicle, in April 2000 Renault and Nissan decided to join Covisint, the world's leading electronic marketplace for vehicle manufacturers and their suppliers. This was jointly founded by Ford, General Motors and DaimlerChrysler. In addition to its role in purchasing, Covisint helps to involve component suppliers in the development of new products and production tools, by the same token helping to cut development time and costs for the benefit of both manufacturers and suppliers.

Added scope for after-sales

The former After-sales Department has been divided into two distinct entities — the Service Department and the Parts and Accessories business unit. The latter, which has a staff of 3,000, operates on a global scale. While the bulk of sales revenues are from OEM parts, it also offers an increasingly wide variety of products designed specifically for after-sales. These include a full selection of paints and the Motrio range of multi-manufacturer parts with 2,000 items that can be used for 90% of the total car fleet and 90% of rapid repairs in Europe. Nissan has also launched the same range in three European countries.



Renault on line

Renault.com, the new official corporate website, offers information on the company, its strategy and its products. Links to other Renault sites around the world allow access to more specific services such as configuring the car of your choice and working out a financing package.

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STRATEGIC AGRE

IN TRUCK MANUFACTURING

In 2000, Renault completed a series of strategic moves, putting its truck business on track for continued growth through the integration of Renault V.I. and Mack in AB Volvo. At the same time, Renault has become Volvo's largest single shareholder, giving it a strategic stake in the world's second biggest truck maker.

Renault — AB Volvo's leading shareholder

Under the agreement announced on April 25, 2000 and signed on July 18 by Renault Chairman Louis Schweitzer and Leif Johansson, head of AB Volvo, Renault exchanged its Commercial Vehicles Division represented by Renault V.I. and Mack for a 15% interest in AB Volvo and acquired a further 5% on the stock market.

Following approval from anti-trust authorities at the European Commission and the US Department of Justice, the share swap became effective on January 2, 2001. Renault is now AB Volvo's leading shareholder with 20% of the capital and voting rights. The agreement provides for the appointment of two directors to the Volvo Board, Louis Schweitzer and Patrick Faure, Executive Vice President of Renault and previously Chairman of Renault V.I.-Mack.

Record sales for Renault V.I.-Mack

Against a backdrop of record demand in Europe and renewed pace on other markets, contrasting with slowing in the US, Renault V.I.-Mack scored the best sales results ever in 2000, with a total of 103,646 units, representing a rise of 11% from the previous year. Taken separately, Renault V.I. reported an even

Key role for three Renault managers in new group

Philippe Mellie has been appointed Chairman and C.E.O. of Renault V.I. and Michel Gigou remains at the helm as Chairman and C.E.O. of Mack, while Odile Desforges continues to take charge of Programs, Product Development and Purchasing within the broader scope of the new organization. All three have also been appointed Executive Vice Presidents of Volvo Global Trucks.



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FH12

State-of-the-art performance and comfort for the Volvo FH12, the only truck twice voted truck of the year.

stronger 27.4% rise to 67,814, reflecting the appeal of a fully revamped range. Master and Mascott light commercial vehicles were especially successful, as was the recently launched Midlum medium-size truck. Renault's share of the Western European market rose 0.6 of a point to 11.3% for trucks over 5 tons and 0.2 of a point to 12.4% for trucks over 16 tons. The steepest rises for Renault V.I. were in sales outside Western Europe, up 48.4% as markets firmed in Turkey, Eastern Europe and the Middle East. In the United States, Mack continued to gain ground in the Class 8 segment for the eighth year running, partly thanks to the success of the Vision long-haul truck launched in 1999, and consolidated its number-three ranking with a 13.3% share of total sales in the category. Both Renault V.I. and Mack expanded international reach in the course of the year. Renault V.I. returned to the South African market, with Nissan acting as importer, and bought out its importer in Argentina, while Mack set up two new subsidiaries, one in Mexico and the other in Venezuela.

Renault V.I.-Mack contributed a total of €195 million to Renault's consolidated operating margin in 2000.

Tie-ups and cooperation

In fulfillment of the conditions attached to the European Commission's approval of the tie-up with Volvo, in July Renault consolidated Renault V.I.'s 50% interest in Irisbus, a subsidiary owned jointly with Iveco. In December, Renault V.I. and Finnish manufacturer Sisu wound up their equally owned joint interest in RS Hansa Auto Oy Company. At the same time, they put their partnership on a new footing, with Sisu acting as importer for Renault V.I., which holds around 20% of the market in Finland. Turning to the defense business, Renault V.I. teamed up with Giat Industries to form an equally-owned subsidiary, Satory Military Vehicle, which will mainly focus on a contract for armored infantry combat vehicles.

A good year for Irisbus

Irisbus turned in a good performance in 2000, raising its share of the European market [illegible] points to 27.1%, thus consolidating its number-two ranking. The company took first place in Italy, France and Spain, as well as in the Czech Republic through subsidiary Karosa and in Hungary through Ikarusbus. During the year, it signed a contract for the delivery of 286 buses to the city of [illegible], while its Australian subsidiary, launched in 1999, got off to a strong start.

Civis Cristalis, using a revolutionary optical guidance system developed in partnership with Matra Transport International, moved into the operational phase. A number of French cities have already ordered Civis and the city of Las Vegas, Nevada, has signed a letter of intent.

RENAULT.

CRÉATEUR D'AUTOMOBILES

Strong brand image helps Renault stand out in an increasingly crowded market. Synonymous with promises kept, it is at once an assurance for customers and a source of profit for the company and its distribution network. Which explains the importance of the "Renault. Créateur d'automobiles" campaign launched in 2000 – a campaign designed to enhance perceptions of our brand and, by the same token, the appeal and competitiveness of our image, to underpin growth worldwide.



Sketches of Laguna II Hatchback and Sport Tourer in the design studio.

Vision, daring, warmth

Image is built on fact: the realities of business and products – which for Renault are rooted in a commitment to innovation and technology at its best. Constantly seeking new ways to satisfy customers who want their cars to reflect their personality, their way of looking at life. For this, vision is essential – the vision that lies behind Renault's recognized place as a pioneer, as is the daring so often apparent in the bold design and conceptual thinking behind our products. Plus the warmth illustrated by untiring efforts to enhance driving pleasure, on-board comfort and safety, while at the same time caring for the environment and offering services of the highest standard. These defining features of the Renault brand are the essence of our identity, the basic building blocks of a powerful image.

A return to Formula 1

There could be no more powerful vector for a car maker's image than Formula 1, now a field of battle for most major manufacturers. We are preparing a return to this sport of extremes under our own colors for 2002, following the acquisition of the Benetton team. The move is a reflection of Renault's competitive spirit, our capacity for teamwork and our will to win. We aim to continue a record of success, developing new technology to achieve victory on the track and benefit all our customers, directly or indirectly. And our future victories in Formula 1 racing will be under the Renault banner, helping to build our brand recognition worldwide and, by the same token, contributing to the momentum of growth.



ock-up of the Laguna II dashboard.

Renault. Créateur d'automobiles

"Renault. Créateur d'automobiles", the new signature we adopted in 2000, is more than a simple advertising baseline. It epitomizes what we stand for — a unique combination of technical excellence and creative flair that sets Renault apart from other carmakers. It is also the expression of a commitment — Renault's mission — which calls for the unswerving dedication of all our employees and partners at every stage from design to distribution.

At the same time, it is a message confirming our strategy of targeting segments higher up the range. A first illustration of this is Laguna II, which marks the beginnings of an overhaul of our ranges to expand our presence at the upper end of the market. To this end, we have made safety, the environment and quality main priorities for our efforts, since these three criteria are essential to the legitimacy of our claim to rank among the world's major vehicle manufacturers. Progress in these fundamental areas is a promise of recognition for the creativity central to Renault's identity.



Koleos concept car in Death Valley in the United States.

"Renault's ground-breaking concepts brought a paradigm shift to the automotive world. And given all the Espace and Scénic clones you see on the road, it looks like Renault is a particularly busy, powerful virus. For me, Avantime and Vel Satis, with their daring, pioneering vision of auto design, encapsulate an indefinable and infinitely seductive French style."



Richard Seymour
Designer, London

LOOKIN(


VEL SATIS

Financial outlook

2001 will be a year of self-sustained growth. Based on an identical scope of consolidation, revenues will progress due to international sales growth, the launch of new models, increased production capacity for diesel engines and with a European market stabilized at a high level. Cost cutting will continue with the introduction of a new three-year plan targeting additional annual savings of €1 billion. To ensure its future growth, Renault will maintain a strong focus on research and development and consolidate its international expansion. The implementation of the Alliance will continue to gain pace with the development of a second common platform and the intensification of cooperation in other areas. Renault will benefit fully from Nissan's recovery and the link-up with Volvo in the truck sector.

The significant growth in revenues will come notably from the group's recent international development. The operating margin should exceed the objective of 4% of revenues on average over a business cycle, with Renault aiming for an operating margin in euros of an amount equivalent to that attained in 2000, based on an identical scope of consolidation. Before capital gains, earnings per share should be above the consensus of security analysts' forecasts, which is €6 per share

Major upgrading of the product range

Laguna II, which was launched in January, sparked off the renewal of our product range which will continue in 2001 with the introduction of a host of new products: Avantime, the New Trafic unveiled last August, a restyled Clio II and a 4WD version of Kangoo. The market introduction of Vel Satis, the Safrane replacement, unveiled at the 2001 Geneva Auto Show, is scheduled for early 2002.

The product renewal program was accompanied by an extension of our engine range. This included two new diesels, the 1.5 dCi (made in Valladolid), which will power Clio II in its updated version along with Kangoo, and a powerful 145bhp version of the 2.2 dCi unit for Laguna II. The range of 16V gasoline engines also had a new addition with the arrival of the 1.2-liter unit, fitted to Twingo since early 2001 and now available on Clio II. In the spring of 2001, Twingo will feature a robotized gearbox, "Twingo Quickshift 5".

Vel Satis: a car of distinction

Vel Satis stands out from the crowd of large traditional saloons with an innovative design and cutting-edge technology. The car embodies Renault's ambitions at the top of the range.

AHEAD


VEL SATIS

RENAULT
13-15, quai Le Gallo
92513 BOULOGNE-BILLANCOURT Cedex
FRANCE
Tel.: +33 (0)1 41 04 50 50
www.renault.com

INVESTOR RELATIONS DEPARTMENT
CORPORATE COMMUNICATIONS DEPARTMENT / MCAV

alliance design
Blanchard Printing

Photo credits:

Thierry Arensma: p. 1
Jean-Louis Beaudequin: pp. 20-21
Anthony Bernier: pp. Groupe, 1, 22
Olivier Blaise: pp. 2, 11, 19
Benoît Chimènes: pp. 30-31
Frédéric Christophoridès: p. 18
Hervé Desdemaines: pp. 24-25, 26-27
Dingo: pp. 22-23
Dominique Dumas: p. 22
Georges Fessy: p. 4
Thierry Foulon: pp. 5, 6-7
Süleyman Kaçar: p. 8
Daniel Katz: pp. 16-17
Hirohiko Mochizuki: p. 13
Luc Perénom: pp. 13, 14-15, 17, 18-19, 21, 25, 27, 31
Photothèque Renault V.I, DR: p. 28
Photothèque AB Volvo, DR: p. 29
Photothèque Mack Trucks inc., DR: p. 29
Photothèque Nissan: p. 15
Renault Agriculture, DR: p. 17
Renault Mexique, DR: p. 12
Patrick Sautelet: pp. 23, 31
Philippe Schaff: pp. 1, 17, 18
Robert Stevens: pp. 30-31
Peter Vann: pp. 32-33

RENAULT

2000 ANNUAL REPORT

FINANCIAL REPORT



RENAULT



Financial Report for 2000

TABLE OF CONTENTS



GROUP PROFILE

RENAULT PAST AND PRESENT

In 2000 Renault asserted its new dimension. After acquiring a 36.8% equity stake in Nissan in March 1999 and a 51% stake in Romanian carmaker Dacia in July 1999, the Group pursued its strategy of international expansion in 2000 by acquiring a new brand, Samsung, and intensifying its presence overseas.
In addition, the year was marked by an agreement between Renault and AB Volvo in the truck sector. Renault thus became the principal shareholder in the world's second-largest truck manufacturer.
In 2000, this strategy was reflected in worldwide sales of 2.35 million vehicles, of which 2.29 million under the Renault brand alone, with 22.7% growth in sales outside Western Europe, and revenues of € 40 billion / FRF 264 billion, breaking down into 64.5% abroad and 19.8% outside Europe, a 24.7% increase. At December 31, 2000, the consolidated staff of the Renault Group totaled 166,114 persons.

Background

Over one hundred years ago -in 1898- Louis Renault produced the first "Type A". The same year, he formed "Société Renault Frères" to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission. Based in the Paris suburb of Billancourt, the company achieved international renown through its success in motor sports, and initially specialized in the construction of passenger cars and taxis. During the First World War, it produced substantial volumes of trucks, light tanks and aircraft engines.

In 1922, having expanded strongly in the passenger car and commercial vehicle markets, Renault became a limited company. Establishing numerous production centers in France and abroad, Renault gradually emerged as the French market leader.

In January 1945 the company was nationalized as "Régie Nationale des Usines Renault" and concentrated on producing the 4 CV.

Through to the mid 1980s, Renault followed a strategy of diversification in the industrial, financial and service sectors, while at the same time growing its industrial and commercial activities internationally. The Renault 5, which remains one of the Group's greatest commercial successes, was launched in 1972. But in 1984, the company ran into financial difficulties. As a result, it concentrated on restructuring and refocusing on core activities, and returned to profit in 1987.

In 1990, Renault became a limited company once again. In the same year, it signed an agreement for close cooperation with the Volvo group. And in 1991 the two groups linked their automobile and commercial vehicle businesses via cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.

One year later, the French government opened Renault to outside capital, a first step towards privatization, which took place in July 1996.

From the first small car created by Louis Renault in 1898 to the latest arrival, Laguna II, Renault has been the source of many ground-breaking concepts in automotive history: the 4 CV in 1946; the Renault 4 in 1961; the Renault 16, with its hatch back and modular interior, in 1965; the Renault 5 with its polyester bumpers in 1972; turbo-powered vehicles starting in 1980; the Espace in 1984; Twingo in 1993; and the Mégane Scénic in 1996 are just some of the models that have contributed to the company's tradition of innovation. In 1998, Renault exhibited Vel Satis, a concept car that reveals the spirit of the brand's forthcoming top-of-the-range models.

The highlights of 1999 were the historic Alliance with Nissan, signed on March 27 in Tokyo, and the acquisition of a second brand, as Renault took a 51% equity stake in Romanian carmaker Dacia.

In 2000, Renault consolidated this new dimension by increasing its stake in Dacia to 80.1%, by acquiring a new brand -Korea's Samsung Motors- and by signing an agreement in commercial vehicles with Volvo in July 2000, which has made Renault the principal sh...eholder in the world's second-largest truck ma...ufacturer.

Structure of the Renault Group

R...ult is the parent company of the Renault G...up and the principal operating entity for passenger car and light commercial vehicle businesses in France. The Group's activities are organized into three divisions:

• The **Automobile Division** (78% of revenues, i.e. € 31.5 billion / FRF 207 billion in 2000) is responsible for designing, manufacturing and marketing passenger cars and light commercial vehicles; it also handles related activities as well as agricultural machinery.

- The **Commercial Vehicles Division** (18% of revenues, i.e. € 7 billion / FRF 46 billion in 2000) pursues the same activities in the field of commercial vehicles (trucks, coaches, buses, military and special-purpose vehicles). Under the agreement with Volvo, which took effect on January 2, 2001, Renault's 20% stake in the new entity will be accounted for under the equity method.
- The **Finance Division** (4% of revenues, i.e. € 1.7 billion / FRF 11 billion in 2000) is a complementary division with financial and commercial businesses, bringing together the subsidiaries responsible for sales financing and services; it is also responsible for managing the Group's cash funds.

Renault's strategy

Renault's strategy of **profitable growth** breaks down into **three priorities**: developing a brand identity focused on innovation in products and services for complete customer satisfaction; becoming the most competitive manufacturer in our markets in terms of quality, costs and delivery times; expanding our international scope to play a central role in automotive development throughout the world. Renault's target is to sell four million vehicles a year by 2010, of which 50% outside Western Europe.

The Alliance with Nissan accelerates the Group's strategy of profitable growth. The successful implementation of Nissan's Revival Plan, combined with the sharing of platforms and powertrains, has brought considerable cost savings. Also, Renault has been able to use Nissan's existing foreign bases, highly complementary to its own, to pursue its international expansion more quickly and at reduced cost.

Renault's strategy is based on **seven strategic goals:**

- Achieve complete customer satisfaction through the quality and reliability of our products and services
- Be the most competitive manufacturer in Europe
- Offer a young, strong and innovative product range
- Accelerate Renault's international development
- Develop a coherent and open Group
- Work more effectively together
- Generate profits to meet shareholders' expectations and finance our growth

Principal consolidated data, 1991-2000

FINANCIAL DATA (FRF million)	Notes	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
Revenues	(1)	165,974	179,449								
	(2)	171,502	184,252	169,789	178,537	184,065	184,078	207,912	243,934	246,589	263,534
	(9)										
Operating margin	(7)						(1,572)	3,694	12,595	14,465	13,266
Operating income (loss)	(1)	4,663	7,920								
	(3)	4,813	7,734	609	2,317	1,259	(5,987)	2,030	10,839	9,736	11,173
Pre-tax income (loss)	(4)	4,109	6,313								
	(5)	3,969	6,481	1,094	3,485	1,976	(5,645)	4,095	11,145	7,610	11,302
Renault net income (loss)		3,078	5,680	1,071	3,636	2,139	(5,248)	5,427	8,847	3,506	7,082
Cash flow	(1)	10,113	13,149								
from operations	(2)	12,305	16,117	11,017	12,145	11,669	6,918	13,804	20,321	21,745	22,379
Investment	(1)	21,554	11, 685								
	(2)	20,637	13,565	12,043	16,050	15,499	17,046	16,289	14,902	49,192	23,990
Net indebtedness of		15,528	12,549								
industrial and sales	(6)		8, 727	7,851	(1,458)	3,368	9,385	2,097	(12,650)		
activities	(8)							4,181	(10,569)	17,705	31,441
Shareholders' equity		31,331	33,965	33,877	42,784	43,796	37,770	43,917	51,562	53,689	63,314
Total workforce (Number of persons)		147,185	146,604	139,733	138,279	139,950	140,905	141,315	138,321	159,608	166,114

Renault has fully consolidated its financial subsidiaries since 1993.
(1) Excl. financial subsidiaries
(2) Incl. financial subsidiaries
(3) Incl. financial subsidiaries - new definition encompassing income and expenses previously recorded as exceptional items
(4) Finance companies accounted for by the equity method - share in income in companies accounted for by the equity method is recorded before taxes
(5) Fully consolidated finance companies - share in income in companies accounted for by the equity method is recorded after taxes
(6) New definition
(7) Corresponds to operating income before "other operating income and expenses"
(8) New definition in 1999 including Renault's redeemable shares for a total of FRF 2,085 million. The figures for 1997 and 1998 have been restated accordingly.
Excluding redeemable shares, net indebtedness would be FRF 15,620 million in 1999 and FRF 29,356 million in 2000.
(9) On a consistent basis with 2000, 1999 revenues come to FRF 249,483 million.

Principal data in € million and FRF million

FINANCIAL DATA	1998 €	1998 FRF	1999 €	1999 FRF	2000 €	2000 FRF
Revenues	**37,187**	243,934	**37,592**	246,589	**40,175**	263,534
Operating margin	**1,920**	12,595	**2,205**	14,465	**2,022**	13,266
Operating income	**1,652**	10,839	**1,484**	9,736	**1,703**	11,173
Pre-tax income	**1,699**	11,145	**1,160**	7,610	**1,723**	11,302
Group net income	**1,337**	8,770	**540**	3,542	**1,074**	7,042
Renault net income	**1,349**	8,847	**534**	3,506	**1,080**	7,082
Earnings per share[1]	**5.64**	36.98	**2.23**	14.62	**4.50**	29.53
Share capital	**914**	5,995	**914**	5,995	**914**	5,995
Shareholders' equity	**7,861**	51,562	**8,185**	53,689	**9,652**	63,314
Total assets	**38,125**	250,086	**46,422**	304,509	**51,975**	340,936
Dividends[1]	**0.76225**	5.00	**0.76225**	5.00	**0.91**	6.00[2]
Cash flow from operations	**3,098**	20,321	**3,314**	21,745	**3,412**	22,379
Investment	**2,272**	14,902	**7,500**	49,192	**3,657**	23,990
Net indebtedness of industrial and sales ativities	**(1,612)**	(10,569)	**2,700**	17,705	**4,793**	31,441

[1] In € and FRF
[2] In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of May 10, 2001

OWNERSHIP STRUCTURE AND STOCKMARKET PERFORMANCE

Principal shareholders

At December 31, 2000 the French state held 44.22% of Renault's share capital. Renault employees, past and present, held 2.21% of the shares; these holdings are either managed through a collective investment undertaking or recorded in pure registered form. The Associated Shareholders' Group[1] owned 3.24% of Renault's capital.

According to a survey conducted by France's central securities depository on June 30, 2000, around 300,000 individual shareholders -excluding past and present employees whose shares are either managed through a collective investment undertaking or recorded in pure registered form-hold 8.4% of the capital. Institutional investors own 39% of the company, divided almost equally between French and non-French investors. Together, the ten leading institutional investors own 10.2%.


VEL SATIS

Ownership of share capital and voting rights in %

	31/12/98	31/12/99	31/12/00
French State	**44.22**	**44.22**	**44.22**
Associated Shareholders Group (1)	**7.19**	**3.24**	**3.24**
Lagardère Groupe	1.50	1.50	1.50
Caisse des Dépôts et Consignations	1.04	1.04	1.04
Banque Cantonale Vaudoise	0.60	0.50	0.50
Caisse Centrale des Banques Populaires	0.20	0.20	0.20
Banque Nationale de Paris (2)	1.31		
Bayerische Landesbank (2)	0.40		
Lazard Frères (2)	0.40		
Union de Banques Suisses (2)	0.60		
Groupe ING (2)	0.25		
AGF IART (2)	0.32		
AGF Vie (2)	0.32		
Commerzbank (2)	0.25		
Employees	**3.24**	**2.75**	**2.21**
Treasury stock (3)	**0.79**	**2.10**	**2.83**
Public	**44.56**	**47.69**	**47.50**
	100.00	**100.00**	**100.00**

(1) On July 5, 1996 the associated shareholders signed a protocol that provided, inter alia, for preemptive rights between signatories. This agreement included signatories of the protocol between Protocol shareholders of Régie Nationale des Usines Renault S.A, dated November 21, 1994, and new members. Pursuant to the provisions of the agreement, a number of protocol signatories decided against tacitly renewing the protocol from November 16, 1999. The shareholders who remain committed to the agreement are bound for three years. The agreement is tacitly renewable for a further three years.
(2) Did not renew the protocol in November 1999
(3) Shares of treasury stock were acquired for the purposes of stock option programs. These shares have no voting rights attached.

Pursuant to articles L 225-209 to L 225-214 of the Commercial Code, the Annual General Meeting of June 8, 2000 authorized the company to trade in its own shares in order to stabilize the share price by buying or selling shares on the open market and/or to transfer some or all of the shares thus acquired to employees and managers of the company and its Group, under the conditions and according to the procedures set down by law. This program was detailed in a prospectus (note d'information) on May 12, 2000, which received visa number 00-782 from the Commission des Opérations de Bourse. Transactions must be executed within a maximum purchase-price spread of € 60 / FRF 393.57, and a minimum sale-price spread of € 15 / FRF 98.39, and the number of shares that can be acquired cannot exceed 10% of the total number of Renault shares. The company traded in its own shares with the sole purpose of covering its stock option programs. In all, 1,819,819 shares were purchased in connection with this aforementioned authorization at a weighted average price of € 49.04 / FRF 321.70. The authorization will expire at the next Annual General Meeting convened to approve the financial statements. A further authorization will be sought at the Annual General Meeting of May 10, 2001 (see Chapter VII, eleventh resolution). This program will be detailed in a prospectus (note d'information) which will receive a visa number from the Commission des Opérations de Bourse.

Share price

Renault shares have been listed on the Premier Marché of the Paris Bourse since November 17, 1994 following the initial public offering (Sicovam code 13 190). The initial offer price was FRF 165 / € 25.15. Renault was added to the CAC 40 index on February 9, 1995. The shares are eligible for the Paris Bourse's deferred-settlement system.

Price and trading volumes of Renault shares

	Number of shares traded	Close	Price in € High	Low
July 1999	18,690,890	50.20	50.20	42.45
August 1999	14,538,239	51.00	51.15	46.80
September 1999	15,431,314	51.90	55.00	47.30
October 1999	15,272,216	49.20	54.20	47.40
November 1999	17,302,283	43.63	49.45	41.07
December 1999	11,483,196	47.86	48.50	43.50
January 2000	16,262,780	53.90	55.40	47.00
February 2000	22,369,011	41.40	54.40	39.30
March 2000	16,661,510	45.00	45.38	**37.53**
April 2000	10,646,362	50.00	50.55	42.80
May 2000	10,735,436	50.50	53.45	46.25
June 2000	13,988,832	47.60	51.00	42.40
July 2000	10,470,206	46.35	49.78	44.00
August 2000	8,107,844	48.96	51.70	44.50
September 2000	12,569,288	48.60	53.50	44.71
October 2000	18,444,428	58.60	59.30	47.11
November 2000	18,226,591	54.90	**61.00**	52.85
December 2000	10,810,314	**55.50**	55.9	49.25
January 2001	14,498,983	54.30	57.65	51.65

In 2000, Renault's stock gained 16%. In the first quarter, the shares were affected by the profit warning issued by Nissan Motors on February 2, then by the announcement that earnings would fall short of market expectations. Renault's share price hit a low of € 37.53 on March 10, 2000. In the second quarter, the announcement of the impending agreement between Renault and Volvo in the truck business and the first signs of recovery at Nissan boosted the stock, with the price reaching € 47.60 on June 30. In the first half, Renault's share price remained stable in relation to December 31, 1999 (-0.54%). In the second half, when conditions for automotive stocks were broadly negative because of higher raw materials prices and worries about the economic situation, Renault outperformed the sector average. Its share price rallied strongly at the end of October under the dual impact of the announcement of better-than-expected interim results for Nissan and Renault's continued efforts to increase profitability (announcement of the cost-reduction plan, launch of new models). It reached a high for the year of € 61 on November 1, 2000.

The shares ended the year at € 55.50, a gain of 16%, while the CAC40 index was off by a scant 0.5% and the French and European automotive-sector indexes recorded +1.7% and –17.6% respectively over the same period. At December 31, 2000, Renault's market capitalization was € 13,309 million.

Renault's stockmarket performance from November 17, 1994 to January 31, 2001 (basis: offering price)



Francs
600
550
500
450
400
350
300
250
200
150
100
Renault share price
CAC 40 Index(1)
Euros
75
65
55
45
35
25
15
Offering price
31/12/94
31/12/95
31/12/96
31/12/97
31/12/98
31/12/99
31/12/00

(1) *Indexed on Renault's share price as of November 17, 1994.*

Two subsidiaries are publicly traded. Renault Argentina, listed in Buenos Aires, proceeded with a capital increase in January 2000, as a result of which it is now 61.1%-owned by Cofal and 16.4% by Renault Holding. Dacia, listed on the Bucharest stock exchange, also proceeded with a capital increase in 2000, giving Renault an 80.1% holding. FASA, a Spanish company listed in Madrid, was wholly owned by the Renault Group at December 31, 2000. In early 2000 a mandatory buyout offer for the remaining shares was launched at € 47 per share.





Changes in capital ownership

At December 31, 2000 Renault's share capital amounted to FRF 5,994,964,175 consisting of 239,798,567 shares with a par value of FRF 25. The number of voting rights was 233,007,112. The shares are fully subscribed and paid up.

Changes in capital ownership over 5 years

TRANSACTION		RESULTING CAPITAL FRF/€	RESULTING CAPITAL In number of shares
8/1996	Capital increase resulting from the partial payment of dividend in shares: issue of 790,154 shares, par value FRF 25 (at FRF 127)	FRF 5,994,964,175	239,798,567 shares, FRF 25
1/2001	**Conversion of the share capital to euro**	€ 913,632,540.27	239,798,567 shares, € 3.81

The Annual General Meeting of June 8, 2000 authorized the Board of Directors to trade in the company's own shares, in particular with a view to: (i) correcting the list price of its shares, (ii) managing the Group's cash flow and equity, (iii) using all or part of the shares acquired to transfer them to employees and managers of the company and its Group, under the conditions and according to the specific means provided for by law, or in order to use them in the context of exchange transactions, by offerings or other means, as initiated by the company, or (iv) to reducing the share capital by canceling all or part of its shares.

Pursuant to the authorization granted to the Board of Directors by the Joint General Meeting of Shareholders of June 10, 1999, the Board of Directors' meeting of December 19, 2000 converted Renault's share capital to euro, with effect from January 1, 2001. The share capital was set at nine hundred and thirteen million six hundred and thirty-two thousand five hundred and forty euro and twenty-seven cents (€ 913,632,540.27), i.e. 239,798,567 shares at a par value of € 3.81.

Stock options

In its twelfth resolution, the Joint General Meeting of June 11, 1998 authorized the Board of Directors to make one or more grants of stock options to managers of the company and its related companies, in conformity with Article L 225-180 of the Commercial Code. These options give holders the right to subscribe for new shares of the company, issued in connection with a capital increase, or for shares of the company lawfully repurchased by it.

If these options are exercised, the number of shares thus purchased or subscribed shall not exceed 4% of the share capital at the time (see Chapter II, pages 26 to 28 for details of Renault's stock option policy).

Dividends

Dividends are paid out at the times and places specified either by the Annual General Meeting or, failing this, by the Board of Directors. Dividends remaining unclaimed after the five-year validity period shall lapse, as specified by law.

	No. of dividend paying shares	EARNINGS PER SHARE (FRF) Dividend	Tax credit	Total
1996	239,798,567	0	0	0
1997	239,798,567	3.50	1.75	5.25
1998	239,798,567	5.00	2.50[2]	7.50
1999	239,798,567	5.00	2.50[2]	7.50
2000[1]	239,798,567	6.00	3.00[2]	9.00

[1] *In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of May 10, 2001.*
[2] *Tax credit for natural persons, the 2000 Finance Act modified this regime for legal entities liable for corporate tax.*


966 DSV 92

Redeemable shares

Renault and Diac, the credit subsidiary of Renault Crédit International, issued redeemable shares (titres participatifs) in 1983 (Renault: 1,000,000 shares with a par value of FRF 1,000), 1984 (Renault: 1,000,000 shares with a par value of FRF 1,000) and 1985 (Diac: 500,000 shares with a par value of FRF 1,000). Renault and Diac redeemable shares are listed on the Paris Stock Exchange.

Trading volume and prices of Renault redeemable shares

	Volume of shares traded	Price in €		
		Close	High	Low
July 1999	24,777	378.0	**400.0**	358.2
August 1999	42,161	392.0	395.0	381.0
September 1999	17,827	385.0	395.0	377.0
October 1999	12,548	373.8	387.7	365.0
November 1999	30,630	334.0	379.0	333.0
December 1999	66,080	332.7	345.0	320.5
January 2000	15,976	323.5	336.0	320.0
February 2000	23,200	324.1	334.0	320.0
March 2000	26,128	319.8	325.0	314.9
April 2000	15,192	332.5	334.0	315.5
May 2000	20,659	337.0	345.7	321.2
June 2000	13,111	337.7	345.0	332.5
July 2000	11,108	337.3	342.0	335.2
August 2000	10,191	334.0	340.0	325.0
September 2000	15,103	336.0	338.9	325.0
October 2000	19,086	312.1	336.0	303.9
November 2000	19,463	312.5	319.9	310.0
December 2000	35,154	**307.0**	315.0	**306.5**
January 2001	20,867	310.8	316.0	306.5

At December 31, 2000, there were two million **redeemable shares issued by Renault** and still outstanding.

At December 31, 2000 the number of **redeemable shares issued by Diac** in 1985 and still outstanding was 121,209 shares (par value of € 152.45 / FRF 1,000) for a total value of € 18,478,192.93 / FRF 121,209,000. In the course of 2000, the price fluctuated between € 155.85 / FRF 1,022, and € 143.02 / FRF 938. The shares closed at € 154 / FRF 1,010 at December 31, 2000.

SHAREHOLDER INFORMATION

Vice President, Investor Relations
Olivier Bourges
tel: (+33 1) 4104-6485
fax: (+33 1) 4104-5149

Since it floated in November 1994, Renault has pursued a global communications policy targeting the general public. The aim is to provide shareholders with regular information, presented in a clear and transparent manner.

Renault thus formed a Shareholders' Club, whose 33,000 members receive a quarterly newsletter (since May 1995) and an abridged version of the annual report.

Renault's website now includes a financial news section aimed particularly at individual shareholders. Visitors can track the Renault share price in real time and obtain other useful information on the share's performance.

In 1996, Renault became one of the first companies to set up a consultative committee for shareholders, showing its determination to provide individual shareholders with clear, relevant information. The committee has 12 members, including two employee shareholders, selected from the members of the Shareholders' Club. The committee met twice in 2000, once in a plenary session in the presence of the Chairman, and once for a working session. In January 2000, the committee prepared the notice concerning the 1999 financial results, and in June the members discussed ways to improve the organization of the Shareholders' Club and the format and content of the newsletter. Pursuant to the club's charter, a call for applications was launched in second-half 2000 to replace some members.

Renault places a premium on providing shareholders with timely information following regular events, such as the presentation of the financial results[1], as well as after developments having a significant bearing on the Group's future. Thus, the annual accounts for 2000 were presented less than six weeks after the end of the fiscal year, putting Renault among the first companies to announce its results. Also, the announcement of the alliance with AB Volvo for the truck business was described in a special newsletter, sent out to around 70,000 shareholders. In May Mr. Schweitzer, Renault's Chairman and CEO, presented the Group's strategy to shareholders at a meeting organized in Bordeaux by ParisEuroplace. In November Renault took another opportunity for direct contact with its shareholders by participating in the Actionaria investment fair in Paris.

Three years ago, Renault launched a proactive communications campaign aimed at opinion-makers in the investment community. These financial specialists are important insofar as they channel information to individual shareholders. In 2000 Renault organized 10 regional meetings and one meeting at the Paris Auto Show in October.

[1] 2001 schedule for financial releases: February 13, 2001, annual results; April 26, 2001, Revenues for 1st qtr of 2001; July 26, 2001, half-year results for 2001; October 25, 2001, 3rd qtr revenues; May 10, 2001, AGM; June 5, 2001, payment of dividend.

Shareholder Information Line:
(+33 1) 4104-5999 - fax: (+33 1) 4104-5149
Reduced rate line: 0801-071-997 (inside France only)

Telephone information for employee shareholders:
(+33 1) 4104-3346 - fax: (+33 1) 4104-3352

Internet: www.renault.com

SENIOR MANAGEMENT

The company is managed by a **Board of Directors** with sixteen members. Twelve are chosen by the Annual General Meeting of Shareholders, three represent the company's employees and one represents employee shareholders. Directors are appointed for a term of six years, subject to the provisions of Article 10 of the articles of incorporation concerning the renewal of the Board of Directors by rotation.

Board of Directors at December 31, 2000

	Number of Renault shares held	Age	First appointed
Chairman and CEO **Louis Schweitzer**[1] *Director:* Banque Nationale de Paris Compagnie Financière Renault Electricité de France Pechiney Renault Crédit International *Member of the Supervisory Board* Philips	9,000 and 503 units of the ESOP	58	May 1992
Directors **Pierre Alanche**[6] *Representing employee shareholders*	350	59	June 1997
BNP PARIBAS[2] **represented by Michel Pébereau** *Chairman and CEO, BNP Paribas* *Director (personal appointment)* Total Fina Elf Lafarge Saint Gobain *Member of the Supervisory Board* Axa - UAP Galeries Lafayette Dresdner Bank A.G.	2,822,068 150	59	May 1995
Jean-Marie Bousset[3] *Employee-Board member*	20	55	Jan. 1999
Jean-Pierre Camescasse[3] *Employee-Board member*	86	59	Jan. 1989
François de Combret[7] *Associate Director* Lazard Frères Maison Lazard *Director* Fonds partenaires Gestion Institut Pasteur	5,000	58	July 1996
Nicolas Jachiet[7][10] *Head of Shareholding Department* Treasury Division Ministry of the Economy, Finance and Industry *Director* SOGEPA France-Télécom EDF SNCF	-[13]	42	March 1998
Yoshikazu Hanawa[9] Chairman, Nissan Motor Co Ltd	500	66	June 1999
Jean-Luc Lagardère[4] *Board member, Lagardère S.C.A.* *Chairman and CEO* Lagardère Capital & Management Hachette SA *Chairman* France Galop *Chairman of the Supervisory Board* Société Aérospatiale Matra *Director* Lagardère Élevage *Member of the Consultative Committee* Banque de France	1,001	73	May 1989
Bernard Larrouturou[11] *Chairman and CEO of INRIA* *Director* Simulog Thomson S.A. INRIA Transfert	1[13]	42	Feb. 2000
Henri Martre[6][10] *Honorary Chairman, Aérospatiale* *Chairman of the Supervisory Board* ESL et Network Holding *Director* On - X Sogepa	150	73	July 1996
Jean-Claude Paye[5][10] *State advisor on special service*	20	66	July 1996
Danièle Potvin[3] *Employee-Board member*	50	52	Nov. 1996
Franck Riboud[12] *Chairman and CEO* Groupe Danone Compagnie Gervais Danone Générale Biscuit *Chairman and Director* Danone Asia Pte Limited *Vice-Chairman and Director* Danone SA Danone Sabanci Gida Ve Icecek San. Ve. Tic.A.S. *Director* Danone Finance Victoire Kalisto Entertainment Abi Holdings Limited (ABIH) Associated Biscuits International ltd (ABIL) Scottish & Newcastle Plc Danone SA Wadia BSN India Limited Clover Holdings Limited Strauss Dairies Ltd Ona *Member of the Supervisory Board* Cabasse *Permanent Representative* *Compagnie Gervais Danone* Danone Société des Eaux de Volvic *Permanent Representative* *Groupe Danone* LU France		45	Dec. 2000

	Number of Renault shares held	Age	First appointed
Jeanne Seyvet[8][10] *Director-General, Industry, Information Technologies and Posts Ministry of the Economy, Finance and Industry* *Director* ADIT Bull Bipe Erap *Government Commissioner on the board of* France Telecom	- [13]	47	Dec. 1998
Robert Studer[5] *Former Chairman* Union de Banques Suisses *Director* European Advisory Committee to the New York Stock Exchange, New York Espirito Santo Financial Group SA, Luxembourg Schindler Holding S.A. Total Fina Elf *Member of the Supervisory Board* BASF S.A.	6,000	62	July 1996

[1]Appointment renewed by the Joint General Meeting of June 10, 1999, appointed Chairman and CEO by the Board of Directors on June 10, 1999
[2]Appointed by the Annual General Meeting of May 24, 1995, renewed by the Annual General Meeting of June 8, 2000
[3]Elected/reelected by employees on November 5, 1996
[4]Renewed by the Joint General Meeting of June 10, 1999
[5]Appointed/reappointed by the Joint General Meeting of July 26, 1996
[6]Appointed/reappointed by the Joint General Meeting of June 10, 1997
[7]Appointed/reappointed by the Joint General Meeting of June 11, 1998
[8]Appointed by ministerial order of December 11, 1998, ratified by the Joint General Meeting of June 10, 1999
[9]Appointed by the Annual General Meeting of June 10, 1999
[10]Named by the French state prior to appointment by the General Meeting
[11]Appointed by ministerial order of February 15, 2000, ratified by the Annual General Meeting of June 8, 2000
[12]Co-opted by the Board of Directors on December 19, 2000 after the resignation of Mr. Antoine Riboud; subject to ratification by the Joint General Meeting of May 10, 2001.
[13]The administrative regulation does not require these directors to own shares as representatives of the French state.

Expiry of terms of office of Board members

(appointments renewed at the time of the Annual General Meeting called to approve the accounts of the financial year indicated)

General Meeting called to approve the accounts	Term of office expires
FY00	Ms. Seyvet Mr. Studer
FY01	Ms. Potvin[1] Mr. Camescasse[1] Mr. Bousset[1] Mr. Paye
FY02	Mr. Alanche[1] Mr. Jachiet Mr. Martre
FY03	Mr. de Combret Mr. Larrouturou
FY04	Mr. Hanawa Mr. Lagardère Mr. Schweitzer
FY05	BNP PARIBAS Mr. Riboud[2]

[1] Directors representing employees and employee shareholders are appointed following election by the relevant college.
[2] Mr. Franck Riboud, co-opted by the Board of Directors of December 19, 2000 after the resignation of Mr. Antoine Riboud; subject to ratification by the Joint General Meeting of May 10, 2001.

The **Board of Directors** appoints one of its members as Chairman. The Chairman, who must be a natural person, may stand for reelection when his term of office expires. Every Board member must hold at least one registered share. In 2000 the Board of Directors met eight times.

In accordance with the **recommendations of the 1995 Viénot report** on corporate governance in France, which was supplemented by a second report published in July 1999, Renault's Board of Directors has adopted a system of bylaws and specialized committees.
The bylaws define the role of the Board of Directors, who collectively represent the company's shareholders, and have led to the drafting of a charter that establishes the rights and duties of Board members. The Board of Directors has also adopted procedures for the use and/or disclosure of privileged information. In 1998 Renault audited the composition, organization and operating methods of its Board of Directors, with the assistance of a specialized consultancy. The Group plans to repeat the process at regular intervals. To that end, a second assessment was submitted to the Board on February 27, 2001.

To permit in-depth examination of specific topics relating to the Board of Directors' role, **three specialized committees** were created in 1996:

• an accounts and audit committee, chaired by Robert Studer and composed of Jean-Pierre Camescasse, Pierre Alanche, Nicolas Jachiet and Henri Martre. The committee's mission is to analyze the financial statements, and to ensure that appropriate methods have been used to prepare them. In 2000, the committee met twice.

• an appointments and remuneration committee, chaired since December 19, 2000 by Michel Pébereau, who replaced Antoine Riboud at that date, and composed of François de Combret, Louis Schweitzer and, since December 19, 2000, Franck Riboud. The committee's mission is to submit proposals to the Board for the appointment of new directors and to advise on the renewal of directorships that have expired. It also submits proposals on the remuneration of senior managers and grants of stock options. In 2000, the committee met twice.

• an international strategy committee, chaired by Jean-Luc Lagardère and composed of Jeanne Seyvet, Henri Martre, Jean-Marie Bousset, Yoshikazu Hanawa, Jean-Claude Paye, Danièle Potvin and, since June 8, 2000, Bernard Larrouturou. The committee's mission is to analyze the company's international plans and present them to the Board. In 2000, the committee met once.

The General Meeting can allocate **directors' fees**, the amount of which remains fixed until otherwise decided.
Directors' fees are allocated in accordance with the following procedures:

The Joint General Meeting of June 10, 1997 fixed the total annual amount of directors' fees at FRF 2,000,000 (€ 304,898.03), to be divided among the directors for the current financial year and for subsequent years until otherwise decided. The Board is required to divide the fees accordingly.

It was proposed to the Board that directors' fees be divided into a fixed portion, linked to the responsibilities arising from membership of the Board, and a variable portion, linked to members' actual attendance. It was proposed that two additional fees should be added, one for sitting on one of the committees, the other for chairing a committee.
The Board of Directors, meeting on October 28, 1997, adopted the procedures for dividing directors' fees. The fees allocated to each director are FRF 140,000 (€ 21,342.86) maximum for the 2000 financial year, broken down as follows:

- FRF 50,000 (€ 7,622.45) for membership of the Board
- FRF 50,000 (€ 7,622.45) at the most for attendance, the sum being calculated in proportion to the director's actual presence at Board Meetings
- FRF 20,000 (€ 3,048.98) for sitting on one of the Board's committees
- FRF 20,000 (€ 3,048.98) for chairing one of the Board's committees.

The Chairman of Renault does not receive directors' fees for sitting on committees. In 2000, total fees allocated to directors[1] amounted to FRF 1,803,750 (€ 274,979.91) (FRF 1,835,000 in 1999).

[1] Certain directors in view of their representation mandate do not personally receive directors' fees.

Directors	Board meetings attended in 2000 (maximum of 8)	Total fees received in FRF[1] 2000	1999
Mr. Schweitzer	8	**100,000 (€ 15,224.90)**	**100,000**
Mr. Alanche	8	**120,000 (€ 18,293.88)**	**120,000**
BNP/Mr. Pébereau	2	**82,500 (€ 12,577.04)**	**101,250**
Mr. Bousset	8	**120,000 (€ 18,293.88)**	**120,000**
Mr. Camescasse	8	**120,000 (€ 18,293.88)**	**120,000**
Mr. de Combret	7	**113,750 (€ 17,341.08)**	**120,000**
Mr. Hanawa	7	**113,750 (€ 17,341.08)**	**95,000**
Mr. Jachiet	8	**120,000 (€ 18,293.88)**	**120,000**
Mr. Lagardère	4	**115,000 (€ 17,531.64)**	**115,000**
Mr. Larrouturou	6	**107,500 (€ 16,388.27)**	-
Mr. Martre	8	**120,000 (€ 18,293.88)**	**113,750**
Mr. Paye	7	**113,750 (€ 17,341.08)**	**113,750**
Mr. Peyrelevade[2]			**107,500**
Ms. Potvin	8	**120,000 (€ 18,293.88)**	**120,000**
Mr. Riboud[3]	1	**96,250 (€ 14,673.22)**	**127,500**
Ms. Seyvet	7	**113,750 (€ 17,341.08)**	**120,000**
Mr. Studer	6	**127,500 (€ 19,437.25)**	**121,250**

[1] Fees allocated on the basis of membership of the Board, attendance of Board meetings, membership and/or chairmanship of one of the Board's committees.
[2] Term expired in February 2000
[3] Mr. Antoine Riboud



Group Executive Committee and Management Committee at December 31, 2000

• **Louis Schweitzer**	Chairman and Chief Executive Officer
Patrick Blain	Senior Vice President, Market Area Europe
Marie-Christine Caubet	Senior Vice President, Market Area France
Jean-Pierre Corniou	Senior Vice President, Organization and Information Systems
• **Pierre-Alain De Smedt**	Executive Vice President, Technology, Engineering, Manufacturing and Purchasing
Rémi Deconinck	Senior Vice President, Product Planning
Gérard Detourbet	Senior Vice President, Powertrain
Thierry Dombreval	Senior Vice President, Strategy and Marketing
Christian Dor	Senior Vice President, Chief Financial Officer
• **George Douin**	Executive Vice President, Product & Strategic Planning and International Operations
Alain Dubois-Dumée	Senior Vice President, Corporate Communications
Jean-Baptiste Duzan	Senior Vice President, Purchasing
Michel Faivre-Duboz	Senior Vice President, Vehicle Development
• **Patrick Faure**	Chairman and Chief Executive Officer, Renault V.I., Chairman of Renault Sport
Philippe Gamba	Chairman and Chief Executive Officer, Renault Crédit International (RCI)
Manuel Gomez	Senior Vice President, International Operations
Michel Gornet	Senior Vice President, Manufacturing
• **François Hinfray**	Executive Vice President, Sales and Marketing
Jacques Lacambre	Senior Vice President, Advanced Vehicle Engineering and Research
Patrick le Quément	Senior Vice President, Corporate Design
• **Shemaya Lévy**	Executive Vice President
Philippe Mellier	Chief Executive Officer, Renault V.I. European Branch
Luc-Alexandre Ménard	Senior Vice President, Mercosur
Pierre Poupel	Senior Vice President, Quality
Alain-Pierre Raynaud	Senior Vice President, Corporate Controller
Tsutomu Sawada	Senior Vice President, Advisor to the Chairman
Francis Stahl	Senior Vice President, Light Commercial Vehicles
• **Michel de Virville**	Corporate Secretary General, Group Human Resources

• *Members of the Group Executive Committee chaired by Louis Schweitzer*

Members of Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance, assessed by two criteria: the difference between budgeted and actual operating margin, and return on equity.

In 2000 the total emoluments paid to Management Committee members amounted to FRF 76,020,750, of which FRF 51,700,846 for the fixed portion (compared with a total of FRF 51,862,459 o/w a fixed FRF 39,619,597 in 1999). It should be noted that the Committee grew from 23 members in 1999 to 28 in 2000.

The total consideration paid to Mr. Schweitzer in 2000 was FRF 7,085,219, of which FRF 4,149,012 for the fixed portion (compared with FRF 6,253,088 o/w a fixed FRF 4,149,012 in 1999).

Management Committee members do not receive directors' fees from Group companies in which they hold senior office.







Auditors

Statutory auditors

DELOITTE TOUCHE TOHMATSU
represented by Mr. Olivier Azières
185, Avenue Charles de Gaulle
92200 NEUILLY-SUR-SEINE, FRANCE

ERNST & YOUNG AUDIT
represented by Mr. Dominique Thouvenin
4, rue Auber
75009 PARIS, FRANCE

Deloitte Touche Tohmatsu was appointed by the ordinary session of the Joint General Meeting of June 7, 1996 for a six-year term. Ernst & Young Audit was appointed by the French Finance Ministry on March 27, 1979 and was reappointed by the ordinary session of the Joint General Meeting of June 7, 1996 for a six-year term. The appointments of both auditors will expire at the close of the Annual General Meeting convened to approve the accounts for 2001.

Alternate auditors

DELOITTE TOUCHE TOHMATSU - Audit
alternate for DELOITTE TOUCHE TOHMATSU

Antoine Bracchi[1]
alternate for ERNST & YOUNG AUDIT

The alternate auditors were appointed or reappointed by the ordinary session of the Joint General Meeting of June 7, 1996 for a six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2001.

[1]*Resigned at the Annual General Meeting on May 10, 2001*

LEGAL INFORMATION

Organized as a société anonyme (public limited company) under French law, Renault is governed by the provisions of Book II of the Commercial Code, on commercial undertakings, and the provisions of the Employee Profit Sharing Act No. 94-640 of July 25, 1994. The company was formed on January 16, 1945 and will cease to exist on December 31, 2088 except in the case of early termination or renewal. The head office is located at 13-15, Quai Le Gallo, Boulogne-Billancourt 92100 - France. Renault is registered with the Registrar of Companies in Nanterre under the number B 780 129 987 (APE code 341 Z; Siret code: 780.129.987.03591). Legal documents such as the articles of incorporation, minutes of Annual General Meetings, auditors' reports and all other documents made available to shareholders in accordance with law may be consulted at the company's head office.

The company's corporate purpose is the design, manufacture, trade, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and manufacture of spare parts and accessories used in connection with the manufacture and operation of vehicles. It also encompasses all types of services relative to such operations and, more generally, all industrial, commercial, financial, investment and real estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation). The company's financial year runs for 12 months between January 1 to December 31.

Special provisions of the articles of incorporation

Modification of share capital and voting rights

The Special General Meeting may, under the conditions specified by law, increase or reduce the share capital and authorize the Board of Directors to carry out such transactions, with the possibility of delegating them to the Chairman of the Board.
Shares are freely transferable in accordance with legislative and regulatory provisions. Such transfers are made in book entry form.

Statutory appropriation of net income

Net income is appropriated in compliance with existing legislation.

Distributable income consists of the current year's income, less previous losses and amounts transferred to the legal reserves, plus retained earnings brought forward from previous years. Upon recommendation by the Board of Directors, the General Meeting may then determine portions of this income to be allocated to optional ordinary and special reserves or to be carried over. The balance, if any, is divided among the shares in proportion to their paid-up and unamortized value.

In accordance with legal provisions, the Annual General Meeting has the authority to offer shareholders the option of receiving all or part of the dividend payout in cash or in shares. Requests for the payment of scrip dividends must be submitted within the time period established by the Annual General Meeting, without exceeding three months from the date of the Meeting. The Board of Directors may choose to suspend this period for up to three months if the share capital is increased.

General Meetings of Shareholders

General Meetings are convened in accordance with legal and regulatory provisions. All shareholders are entitled to attend. Owners of bearer shares or shares registered in an account not held by the Company who wish to attend or be represented at General Meetings must submit a certificate drawn up by the intermediary who holds their account, attesting that their shares are not available in the period up to the date of the meeting. Such certificate shall be submitted at the place indicated in the meeting notice, at least five days before the date set for the General Meeting. Owners of shares registered in an account held by the Company who wish to attend or be represented at General Meetings must have their shares registered on their behalf in the Company register at least five days before the date set for the General Meeting. The Board of Directors is authorized to reduce the time period specified above.

Statutory thresholds

Shares are registered in an account according to the provisions and terms established by law. Fully paid-up shares are in either registered or bearer form, at the discretion of their owner, subject to legislation in force and the articles of incorporation. However, shares that are not fully paid-up must be in registered form.

The company is authorized to make use of the appropriate legal provisions for identifying shareholders having immediate or future voting rights in its own shareholders' meetings.

In addition to the legal requirement that shareholders inform the company if they hold certain percentages of its share capital, every shareholder or fund management company holding a number of shares equal to or greater than 0.5% of the share capital, or a multiple of this percentage less than or equal to 5% of the share capital, is required to inform the company of the number of shares held. Such information shall be notified by registered letter with return-receipt within five trading days of the registration of the shares that caused this threshold to be breached. For the purposes of determining the thresholds described above, indirectly held shares or shares assimilated to equity held as defined by the provisions of Article L 233-7 of the Commercial Code will also be taken into account. The declarer must certify that the said declaration includes all shares held or owned within the meaning of the preceding paragraph, and must indicate the acquisition date(s). The declaration requirement applies in the same manner if the holding falls below any of the aforementioned thresholds, 0.5% or 1% as applicable.

If the conditions described above are not respected, any shares exceeding the fraction that should have been declared are stripped of voting rights for all shareholders' meetings for a period of two years after the required declarations are made, insofar as this is requested at the meeting by one or more shareholders who together hold at least 1% of share capital.



RENAULT

IN 2000

Car sales for the Renault brand leveled off at 2.29 million units in 2000. Renault remained Western Europe's leading car brand, with market share of 11% (passengers cars and light commercial vehicles combined), though sales fell by 4.2% and the overall market contracted by 1.3%. The drop in sales is due to the absence of major vehicle launches- commercially, 2000 was a transitional year -and to sourcing problems with diesel engines. In contrast, international sales, excluding Western Europe, jumped 22.7% on the back of strong performances in Brazil and Turkey.

In 2000, Renault successfully completed its first three-year cost reduction plan. To prepare for the future, the Group stepped up R&D spend and continued to expand internationally, notably by acquiring the operating assets of Samsung Motors, developing its industrial facilities in Brazil, restructuring Dacia and preparing to return to Mexico. The Alliance reached another milestone in 2000 as Nissan recovered and synergies were unlocked in all areas of cooperation (platforms, powertrains, purchasing, R&D, international).

In the truck sector, the highlight of 2000 was the agreement between Renault and Volvo to create the world's second-largest manufacturer of heavy goods vehicles. The agreement came into effect on January 2, 2001. Renault V.I. increased its penetration in Europe and reported record sales, driven by buoyant demand, whereas in the U.S. Mack's sales were hit by the downturn of the market, despite an increase in penetration.

FINANCIAL RESULTS

Revenues

Calculated on a consistent basis, the Group's consolidated revenues grew 5.6% to € 40,175 million / FRF 263,534 million, compared with € 38,033 million / FRF 249,483 million in 1999. The contribution of the Automobile Division rose 4.8%, the Commercial Vehicles Division's by 8.3% and the Finance Division's by 10.6%.

Contribution to Group revenues by Division

	1998(1)			1999(1)		1999(2)			2000			2000/1999 en %	
	€ million	FRF million	As %	€ million	FRF million	€ million	FRF million	As %	€ million	FRF million	As %	(1)	(2)
Automobile	**29,739**	195,077	80.0	**29,738**	195,068	**30,040**	197,050	79.0	**31,486**	206,533	78.4	+ 5.9	+ 4.8
Commercial Vehicles	**6,192**	40,619	16.6	**6,474**	42,470	**6,495**	42,606	17.1	**7,033**	46,137	17.5	+ 8.6	+ 8.3
Finance	**1,256**	8,238	3.4	**1,380**	9,051	**1,498**	9,827	3.9	**1,656**	10,864	4.1	+20.0	+10.6
TOTAL	**37,187**	**243,934**	**100.0**	**37,592**	**246,589**	**38,033**	**249,483**	**100.0**	**40,175**	**263,534**	**100.0**	**+ 6.9**	**+ 5.6**

(1) As previously published.
(2) For comparison purposes, 1999 figures have been adjusted to a basis consistent with 2000 figures
These adjustments relate primarily to changes in the scope of consolidation, which impacted revenues as follows:

- *Automobile Division:*
  - *newly consolidated subsidiaries: a positive € 328 million / FRF 2,154 million (chiefly Dacia € 208 million / FRF 1,365 million, RFA € 63 million / FRF 411 million and Renault Samsung Motors € 42 million / FRF 273 million)*
  - *deconsolidations: a negative € 26 million / FRF 172 million (o/w CAT Voyages € 16 million / FRF 104 million and Renault Automation € 10 million / FRF 68 million)*
- *Commercial Vehicles Division: one new consolidation totaling € 21 million / FRF 136 million*
- *Finance Division: one new consolidation totaling € 118 million / FRF 776 million (chiefly Nissan's European finance subsidiaries, amounting to € 115 million / FRF 755 million).*

Divisional contributions are calculated after elimination of inter -Group revenues.

The **Automobile Division** contributed € 31,486 million / FRF 206,533 million, or 78.4% of Group revenues. This increase relative to last year is attributable chiefly to the sharp rise in international sales, particularly in Turkey and Brazil, and the increase in Samsung Motors' revenues. In Europe, the effects of the decline in volumes were contained by a positive trend in the version mix and a rise in after-sales activities. Meanwhile, downward pressure on prices persisted, especially in the UK, where it wiped out some of the positive effects of euro depreciation. The Automobile Division's contribution also includes the revenue contributions from industrial and service companies operating in areas related to the automobile business, chiefly SNR (€ 334 million / FRF 2,193 million), CAT (€ 281 million / FRF 1,842 million) and Renault Agriculture (€ 574 million / FRF 3,766 million).

The **Commercial Vehicles Division** accounted for 17.5% of Group revenues. Its contribution amounted to € 7,033 million / FRF 46,137 million, up 8.3% on a consistent basis. This performance is attributable mainly to sales growth at the European branch and, in the case of Mack, by US dollar strength, which easily offset the decline in volumes and prices in the USA. Consequently, the revenue contribution of the truck segment of the European branch rose 10.4% and Mack's contribution was up 6.7%.

The **Finance Division** accounted for 4.1% of Group revenues. Its contribution of € 1,656 million / FRF 10,864 million, derived from sales financing income, was up 10.6% on a consistent basis with 1999, chiefly owing to a 9.5% rise in average productive credits, at constant scope of consolidation (average productive credits of Nissan's Finance subsidiaries calculated in 1999 on a full-year basis).

Revenues by geographical area

	1998[1]			1999[1]			1999[2]			2000		
	€ million	FRF million	As %	**€ million**	FRF million	As %	**€ million**	FRF million	As %	**€ million**	FRF million	As %
France	**14,354**	94,154	38.6	**13,731**	90,068	36.5	**13,767**	90,307	36.2	**14,252**	93,485	35.5
Other EU countries	**15,496**	101,644	41.7	**16,118**	105,725	42.9	**16,236**	106,501	42.7	**16,218**	106,381	40.4
TOTAL EU	**29,850**	**195,798**	**80.3**	**29,849**	**195,793**	**79.4**	**30,003**	**196,808**	**78.9**	**30,470**	**199,866**	**75.9**
Rest of Europe	**1,393**	9,138	3.7	**1,410**	9,253	3.8	**1,639**	10,754	4.3	**1,737**	11,396	4.3
TOTAL EUROPE	**31,243**	**204,936**	**84.0**	**31,259**	**205,046**	**83.2**	**31,642**	**207,562**	**83.2**	**32,207**	**211,262**	**80.2**
Africa	**501**	3,290	1.3	**571**	3,743	1.5	**587**	3,848	1.5	**666**	4,370	1.6
America	**4,149**	27,213	11.2	**4,462**	29,267	11.9	**4,462**	29,267	11.7	**4,982**	32,683	12.4
Asia/Pacific	**1,294**	8,495	3.5	**1,300**	8,533	3.4	**1,342**	8,806	3.6	**2,320**	15,219	5.8
TOTAL	**37,187**	**243,934**	**100.0**	**37,592**	**246,589**	**100.0**	**38,033**	**249,483**	**100.0**	**40,175**	**263,534**	**100.0**

[1] Published
[2] 1999 adjusted to a basis consistent with 2000.

Breakdown of revenues, France/Abroad

As %	1998		1999		2000	
	France	Abroad	France	Abroad	France	Abroad
Automobile	39.4	60.6	38.5	61.5	37.3	62.7
Commercial Vehicles	33.3	66.7	27.2	72.8	27.8	72.2
Finance	45.7	54.3	37.3	62.7	34.1	66.0
TOTAL	**38.6**	**61.4**	**36.5**	**63.5**	**35.5**	**64.5**

Revenues generated in France made up 35.5% of the total. Revenues from outside Europe rose 24.7% to € 7,968 million / FRF 52,272 million, accounting for 19.8% of the overall figure, compared with 16.8% proforma, thus confirming the Group's ongoing international expansion.

Operating margin

Operating margin consists of operating income before other operating income and expenses, which in 2000 included:

- restructuring costs and costs relating to workforce adjustment measures,
- gains and losses on disposals of tangible and intangible assets (except sales of vehicles under leasing contracts),
- income/losses from operations relating to subsidiaries and equity investments relating to operations,
- amortization of goodwill on consolidated acquisitions,
- unusual items, i.e. income and expenses that are exceptional by frequency of occurrence, nature or amount.



Contribution to Group operating margin by Division

	1998		H1 1999		H2 1999		1999		H1 2000		H2 2000		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million
Automobile	1,543	10,122	965	6,329	798	5,234	1,763	11,563	910	5,967	664	4,359	1,574	10,326
Commercial Vehicles	172	1,130	125	820	95	624	220	1,444	99	651	96	629	195	1,280
Finance	205	1,343	122	801	100	657	222	1,458	137	898	116	762	253	1,660
TOTAL	1,920	12,595	1,212	7,950	993	6,515	2,205	14,465	1,146	7,516	876	5,750	2,022	13,266

With effect from 1999, the headquarters is fully integrated into the Automobile Division. Figures for 1998 have been restated accordingly.

The **Group operating margin** in 2000 was € 2,022 million / FRF 13,266 million, equivalent to 5% of revenues compared with 5.9% in 1999 (5.7% excluding nonrecurring income of FRF 500 million paid to Renault by General Motors as consideration for their cooperative project in light commercial vehicles). This figure was down 8.3% on 1999.

The **Automobile Division's** operating margin was € 1,574 million / FRF 10,326 million, a decline of 10.8%. Stripping out the nonrecurring payment from General Motors, the decline is 6.8%. The main reasons for this outturn are a steep increase in R&D spend and continued international development, with the first-time consolidation of Dacia over a full year and of Renault Samsung Motors over the last four months. However, despite the rise in commodity prices, the operating margin is benefiting from sustained implementation of the cost reduction program.

The operating margin of the **Commercial Vehicles Division** came out at € 195 million / FRF 1,280 million, down 11.4% on 1999. Positive factors such as sales growth at the European branch, dollar strength and the benefits of the cost reduction program in Europe and the USA (chiefly in purchasing), were unable to compensate for the downturn in selling conditions and an increase in research costs.

The **Finance Division's** operating margin was € 253 million / FRF 1,660 million, up 13.9% on 1999. The positive impact of Nissan's European finance subsidiaries on the Division's contribution to operating margin helped to cushion the effects of a rise in refinancing costs.

Research and development expenses rose 14.5% between 1999 and 2000, reaching € 2,048 million / FRF 13,433 million, or 5.1% of revenues, compared with 4.8% in 1999. The higher spend is attributable chiefly to the preparation of future models, the development of new powerplants (chiefly common-rail diesel and direct injection gasoline engines) and international expansion. The aim of these expenditures is to secure the Group's future and underpin its growth.

Selling, general and administrative expenses were € 4,838 million / FRF 31,735 million compared with € 4,468 million / FRF 29,311 million one year earlier.

Other operating income and expenses amounted to a net charge of € 319 million / FRF 2,093 million compared with a charge of € 721 million / FRF 4,729 million in 1999. In this respect, 1999 was an exceptional year since the Group recorded a provision of € 584 million / FRF 3,833 million for the "CASA" program, which provides early retirement for employees aged 57 and over. In 2000, the charge was € 75 million / FRF 495 million, the result of two factors: the creation of a provision to implement "CASA" in the French subsidiaries on which an agreement was reached in 2000, and the discounting of the provisions set up in 1999. Also, Renault provided € 77 million / FRF 505 million for a retirement scheme, in 2000 and 2001, in the Spanish subsidiary FASA for employees aged 57-and-a-half or more. Furthermore, owing to the financial situation of Daewoo, Renault set up a provision for doubtful receivables of € 65 million / FRF 426 million in connection with the supply of engines to Daewoo. The divisional breakdown of the "other operating income and expenses" item is as follows: Automobile Division, an expense of € 308 million / FRF 2,019 million (chiefly comprising € 186 million / FRF 1,219 million of restructuring costs and provisions); Commercial Vehicles Division, income of € 7 million / FRF 46 million; and Finance Division, an expense of € 18 million / FRF 120 million.

Operating income

After other operating income and expenses, Group operating income in 2000 amounted to € 1,703 million / FRF 11,173 million. The Automobile Division contributed € 1,266 million / FRF 8,307 million, the Commercial Vehicles Division € 202 million / FRF 1,326 million and the Finance Division € 235 million / FRF 1,540 million.

Contribution to Group operating income by Division

	1998		H1 1999		H2 1999		1999		H1 2000		H2 2000		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million
Automobile	1,280	8,395	911	5,973	250	1,640	1,161	7,613	813	5,332	453	2,975	1,266	8,307
Commercial Vehicles	137	901	152	999	(94)	(616)	58	383	89	587	113	739	202	1,326
Finance	235	1,543	124	811	141	929	265	1,740	122	799	113	741	235	1,540
Total	1,652	10,839	1,187	7,783	297	1,953	1,484	9,736	1,024	6,718	679	4,455	1,703	11,173

Decisions on restructuring provisions are usually booked in the second half-year

Net financial income (expense)

The net balance on the financing account was a negative € 69 million / FRF 454 million in 2000. In 1999, the account showed a positive balance of € 32 million / FRF 208 million. The difference is attributable to the financing costs incurred for the acquisition of Nissan stock and for Renault's international expansion since first-half 1999.

Share in the net income of companies accounted for by the equity method

Renault's share in the net income of companies accounted for by the equity method was a positive € 89 million / FRF 583 million compared with a negative € 356 million / FRF 2,334 million in 1999. This income was derived from the following factors:

- The impact of carrying Nissan Motor under the equity method was a positive € 56 million / FRF 368 million. (In 1999 it had resulted in a loss of € 330 million / FRF 2,165 million). It comprised:
  - the incidence in Renault's financial statements of Nissan's restated results, namely a loss of € 377 million / FRF 2,470 million for the second half of the fiscal year ending March 31, 2000 and a profit of € 475 million / FRF 3,112 million for the first half of the fiscal year ending March 31, 2001,
  - goodwill amortization of € 42 million / FRF 274 million.

- The use of equity accounting for other group companies (Mais, Teksid, Sofasa) in 2000 resulted in a profit of € 33 million / FRF 215 million, compared with a loss of € 26 million / FRF 169 million in 1999.

Group pre-tax income

Group pre-tax income was € 1,723 million / FRF 11,302 million compared with € 1,160 million / FRF 7,610 million in 1999. In 2000, the divisional contributions to pre-tax income were: Automobile € 1,207 million / FRF 7,920 million; Commercial Vehicles € 197 million / FRF 1,292 million; and Finance € 319 million / FRF 2,090 million.

Renault net income

As provided under the Group's tax consolidation regime, renewed on January 1, 2001 for a further three years, Renault calculates its tax liability by including the taxable income of most of its foreign subsidiaries and affiliates and offsetting this amount against specific taxes paid by those same subsidiaries and affiliates.

Current taxes for 2000 amounted to € 287 million / FRF 1,881 million (versus € 805 million / FRF 5,278 million in 1999). After reversal for a deferred tax charge of € 362 million / FRF 2,379 million (compared with tax income of € 185 million / FRF 1,210 million in 1999), the net charge for current and deferred taxes for the year was € 649 million / FRF 4,260 million (€ 620 million / FRF 4,068 million in 1999). The tax rate before the impact of equity-accounted companies was 39.8% compared with 40.9% in 1999.

After this charge and negative minority interests amounting to € 6 million / FRF 40 million (versus a positive figure of € 5.5 million / FRF 36 million in 1999), Renault's net income for 2000 was € 1,080 million / FRF 7,082 million (versus € 534 million / FRF 3,506 million in 1999).

CASH FLOW

Statement of cash flows

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Cash flow	3,098	20,321	3,314	21,745	3,412	22,379
Increase in receivables from sales financing	(1,300)	(8,524)	(1,617)	(10,608)	(483)	(3,165)
Net change in interest-bearing debt of the sales financing sector	1,012	6,630	2,078	13,624	613	4,018
Change in working capital requirement	1,449	9,506	(288)	(1,885)	(1,769)	(11,599)
Cash flows from operating activities	**4,259**	**27,933**	**3,487**	**22,876**	**1,773**	**11,633**
Capital investment for plant, property and equipment and intangibles	(2,205)	(14,466)	(2,437)	(15,983)	(2,846)	(18,670)
Acquisition of Nissan stock	-	-	(4,917)	(32,253)	-	-
Other acquisitions of equity holdings, net of cash acquired	(67)	(436)	(146)	(956)	(811)	(5,320)
Disposals, other	507	3,325	454	2,977	496	3,256
Cash flows from investing activities	**(1,765)**	**(11,577)**	**(7,046)**	**(46,215)**	**(3,161)**	**(20,734)**
Net change in interest-bearing debt of the industrial and commercial activities, including bonds	(145)	(949)	(295)	(1,934)	2,127	13,953
Proceeds from minorities	28	182	41	272	50	326
Dividends paid	(159)	(1,044)	(222)	(1,461)	(224)	(1,466)
Net change in loans and marketable securities	(2,660)	(17,443)	4,015	26,337	221	1,447
Cash flows from financing activities	**(2,936)**	**(19,254)**	**3,539**	**23,214**	**2,174**	**14,260**
Change in cash and cash equivalents	**(442)**	**(2,898)**	**(20)**	**(125)**	**786**	**5,159**

Cash flows from operating activities

Cash flows from operations generated € 1,773 million / FRF 11,633 million compared with € 3,487 million / FRF 22,876 million in 1999. Total cash flow reached € 3,412 million / FRF 22,379 million. The Group's working capital requirement increased by € 1,769 million / FRF 11,599 million (see "Financial Situation" below). In addition, receivables from sales financing rose € 483 million / FRF 3,165 million in 2000, chiefly in Spain and France. Furthermore, interest-bearing debt in the sales financing sector grew € 2,127 million / FRF 13,953 million. In 2000, Renault Crédit International floated three floating-rate bond issues worth a total € 950 million / FRF 6,232 million, with maturities of 3,4 and 5 years (€ 250 million in February, € 500 million in June and € 200 million in July).

Cash flows from investing activities

In 2000, cash flows from investing activities absorbed € 3,161 million / FRF 20,734 million. In 1999, investment-related flows absorbed € 7,046 million / FRF 46,215 million, including € 4,917 million / FRF 32,253 million for the acquisition of Nissan stock.

Capital investment for property, plant and equipment and intangible assets increased 16.8% to € 2,846 million / FRF 18,670 million. This figure comprises € 2,379 million / FRF 15,607 million for the Automobile Division (83.6%), € 218 million / FRF 1,431 million for the Commercial Vehicles Division (7.7%) and € 249 million / FRF 1,632 million for the Finance Division (8.7%).
The capital expenditure of industrial and commercial companies was earmarked primarily for renewing product and component ranges and for modernizing facilities. In 2000, capital outlays made by the **Automobile Division** rose by more than 14% compared with 1999 and accounted for 7.5% of the Division's revenues. A total of 18% of the investments for 2000 was intended primarily for international projects (notably to finance a light commercial vehicle plant, a stamping plant and a powertrain plant in Brazil, the development of assembly lines in Mexico and the modernization of Dacia's industrial facilities). The investments for the range in Europe amounted to 52% of total commitments in 2000. They were allocated principally to the new Laguna and future top-of-the-range vehicles as well as to the installation of new flexible production facilities for engines and transmissions. The investment policy for expenditures outside the range did not change relative to 1999, with the main areas of focus being facilities for stamping and anti-corrosion treatment (to offer customers a higher level of warranty), as well as an effort to bolster production capacity for diesel engines. More than one-fourth of the capex of the **Commercial Vehicles Division** was earmarked for overhauling and installing additional production capacity for Renault V.I. The other major items of expenditure were marketing and investments related to new products, chiefly future ranges. The capex of the **Finance Division** consists chiefly of vehicles under leasing contracts.

Capital expenditures on property, plant and equipment and intangible assets, net of disposals amounted to € 2,381 million / FRF 15,619 million (€ 2,033 million / FRF 13,334 million in 1999).

Acquisitions of equity holdings, net of cash acquired, totaled € 811 million / FRF 5,320 million compared with € 5,063 million / FRF 33,209 million in 1999 (which included, for the Automobile Division, € 4,618 million / FRF 30,290 million for the acquisition of Nissan Motor stock, € 27 million / FRF 180 million for Nissan Diesel stock and € 36 million / FRF 234 million for Dacia stock, net of cash acquired; and, for the Finance Division, € 272 million / FRF 1,783 million for the acquisition of Nissan's financial subsidiaries in Europe). The figure for 2000 includes € 446 million / FRF 2,924 million to acquire 4.84% of AB Volvo, € 97 million / FRF 636 million for Benetton Formula Ltd stock, € 64 million / FRF 419 million to subscribe for a rights issue by Avtoframos, and € 47 million / FRF 308 million for a rights issue by Mais. Disposals of holdings amounted to € 30 million / FRF 194 million.

Investments (property, plant and equipment, intangibles and securities)

	1998			1999			2000		
	€ million	FRF million	As %	€ million	FRF million	As %	€ million	FRF million	As %
By Division									
Automobile	**1,926**	12,635	84.8	**6,849**	44,924	91.3	**3,160**	20,728	86.4
Commercial Vehicles	**165**	1,080	7.2	**226**	1,481	3.0	**241**	1,585	6.6
Finance	**181**	1,187	8.0	**425**	2,787	5.7	**256**	1,677	7.0
TOTAL	**2,272**	**14,902**	**100.0**	**7,500**	**49,192**	**100.0**	**3,657**	**23,990**	**100.0**
By type									
Property, plant and equipment, intangibles	**2,205**	14,466	97.1	**2,437**	15,983	32.5	**2,846**	18,670	77.8
Securities	**67**	436	2.9	**5,063**	33,209	67.5	**811**	5,320	22.2
TOTAL	**2,272**	**14,902**	**100.0**	**7,500**	**49,192**	**100.0**	**3,657**	**23,990**	**100.0**

Cash flows from financing activities

The cash flows from financing businesses in 2000 generated a need for funds totaling € 2,174 million / FRF 14,260 million (compared with a requirement of € 3,539 million / FRF 23,214 million in 1999). These cash flows consisted of the interest-bearing debts of the industrial and commercial businesses, especially the redemption and issuance of bonds, investment loans and marketable securities of the industrial and commercial businesses, together with funds contributed by minority shareholders and dividend payouts to Renault SA shareholders and to minority shareholders of consolidated companies. In October 2000, Renault issued a fixed-rate 7-year bond in the amount of € 500 million / FRF 3,280 million.

Investment loans and marketable securities declined by € 221 million / FRF 1,447 million in 2000 (compared with a decline of € 4,015 million / FRF 26,337 million due to the acquisition of Nissan stock).

The Joint Shareholders' Meeting of Renault on June 8, 2000 voted to pay a dividend of € 182.8 million / FRF 1,199 million for 1999, i.e. a dividend per share of € 0.76225, FRF 5.00. After elimination of the dividends attaching to treasury stock, the total dividend paid by Renault SA to its shareholders in 2000 amounted to € 179 million / FRF 1,174 million (in 1999 the company paid a dividend of € 0.76225, FRF 5.00 per share in respect of 1998).

FINANCIAL SITUATION

Shareholders' equity rose from € 8,185 million / FRF 53,689 million at December 31, 1999 to € 9,652 million / FRF 63,314 million, reflecting the results of 2000.

Operations for the year generated cash flow of € 3,412 million / FRF 22,379 million. The net long-term debt of the industrial and commercial activities reached € 4,793 million / FRF 31,441 millions or, excluding redeemable shares, € 4,475 million / FRF 29,356 million. It includes the effects of the consolidation of Renault Samsung Motors for a net amount of € 267 million / FRF 1,752 million. At December 31, 1999 the figure was € 2,699 million / FRF 17,705 million.

The Group's working capital requirement grew by € 1,768 million / FRF 11,599 million. This is chiefly attributable to a weaker pattern of activity at year's end, caused by slacker economic conditions in Europe, sourcing problems for diesel engines, the launch of Laguna II in January 2001, and the model-year effect.


4411 WWX92

RESEARCH AND DEVELOPMENT

Research and Development expenses by Division

	1998		1999		2000		2000/1999
	€ million	FRF million	€ million	FRF million	€ million	FRF million	As %
Automobile	1,408	9,239	1,620	10,628	1,818	11,922	+ 12.2
Commercial Vehicles	145	950	168	1,099	230	1,511	+ 37.4
TOTAL	**1,553**	**10,189**	**1,788**	**11,727**	**2,048**	**13,433**	**+ 14.5**

In 2000 the Renault Group spent € 2,048 million / FRF 13,433 million on research and development, up 14.5% on 1999, and filed 329 patents (versus 357 in 1999 and 270 en 1998). The R&D spend ratio (R&D-to-revenues) was 5.1% compared with 4.8% in 1999.

The year 2000 saw the **fruits of the Alliance with Nissan**, both in Research and in Development. Among the main advances in the Research field were the organization of complementary working practices with Nissan for powerplants, hybrids, fuel cells and weight reduction (to cut CO2 emissions). In the field of Development, the work carried out on the B platform, to be used for all future vehicles in the Micra/Clio segment, together with the grouping of structures and processes for producing technical documentation, demonstrate the fact that the Alliance now extends to every aspect of engineering. In terms of mass production, the Alliance was evidenced, among other things, in the assembly of the Scénic at Nissan's facilities in Mexico. In addition to this example, Korea (Samsung), Romania (Dacia), Brazil and other countries currently involved in the engineering effort reflect the strong international advance of R&D.

Another stand-out event in 2000 was the unveiling of the **Laguna II**, the first car designed from the ground up at the Technocentre. The new model is packed with innovations and technologies -dynamic driving control (ESP), keyless car, emergency brake assist, tire pressure monitoring system- which are generally found only on high-end vehicles. Living up to its slogan of "créateur d'automobile", Renault also developed the Koleos concept car, a top-of-the-market leisure vehicle, remarkable for its technological advances and its exceptional styling particularly the ability to switch from being a sedan-like car to a pick-up truck.

Naturally, **continuity** is a key aspect of the main areas of research, focused on five main guidelines:

- **energy, environmental protection, fuel economy** (cutting fuel consumption and emissions, new energy sources, particularly electricity, etc.). Aside from electric vehicles, hybrids and alternative fuels, the center of R&D attention for the long term is the fuel cell. Renault is currently exploring several possibilities, including solid oxide and membrane fuel cells with direct fuel supply or an onboard hydrogen reformer to deliver energy to the electrical network of conventionally powered cars or to power electric vehicles;
- **automotive dynamics** (active safety, fundamental dynamics such as road holding, braking, etc.), the first applications of which are featured on Laguna II;
- **life on board** (interior design, online information and navigation systems, passive safety, comfort, etc.), which encompasses work on comfort and sensory factors. Concerning acoustics, for example, major progress has been made on predicting booming noise, road noise and wind noise. Similarly, in climate control, models for simulating thermal comfort have been developed, while work continues to develop innovative heating/air conditioning solutions;
- **distribution, marketing and services** (new technologies for marketing, distribution and after-sales services, etc..). This includes research into remote diagnostics and dedicated computerized technologies, expert servers and document management systems;
- **Competitiveness (CAE, simulation, virtual reality, etc., which enhance quality while cutting costs and leadtimes)**. This encompasses everything connected with digital simulation of products and processes.

Major advances have also been made in the sphere of **engineering competitiveness**: implementation, together with Nissan, of new processes and simulation tools to monitor project development; reorganization of work practices to bring together specialists, project teams and suppliers; launch of the RPW project (Renault Production Way), etc. These projects, among others, demonstrate Renault's determination that R&D should contribute to the Group's profitable growth.

WORKFORCE AND HUMAN RESOURCES

At December 31, 2000, the Renault Group had a workforce of 166,114, up 6,506 on December 31, 1999.

Number of employees by Division at December 31

	1998	1999	2000[1]	Change 2000/1999
Automobile	109,409	131,261	135,574	+ 4.0 %
Commercial Vehicles	25,635	24,634	26,006	+ 5.6 %
Finance	3,277	3,713	3,534	- 4.8 %
TOTAL	**138,321**	**159,608**	**166,114**	**+ 4.1 %**

[1] Changes in the scope of consolidation had a net impact of 3,734 employees in 2000, analyzed as follows:
3,868 additional employees in the Automobile Division (mainly 3,028 from Samsung)
162 fewer employees in the Commercial Vehicles Division, due to the deconsolidation of Hansa Auto Oy
Other changes resulted in the net addition of 2,772 employees, including +1,445 in the Automobile Division, +1,534 in the Commercial Vehicles Division, and -207 in the Finance Division

• **Renault's employment policy**

Pursuant to its employment policy, Renault adjusts the workforce where necessary to keep pace with developments in its business lines and with changing economic conditions. The salient features of 2000 were a large-scale recruitment drive and the implementation of the April 16 agreement on "Employment, Worktime Organization and Reduction", a five-year retirement scheme intended to redress imbalances in the age structures.

• The Renault Group as a whole recruited more than 6,000 people, including 5,000 in France, in 2000. Of that total, the parent company (Renault SA) accounted for more than one-third, with 2,300 new employees. At Group level, the recruitment drive involved all categories of personnel, with a high proportion of managerial staff.

• The early retirement scheme does not apply to all potential beneficiaries (estimated, for the term of the agreement, at more than 20,000 people at Group level and more than 13,000 for Renault SA). Regarding Renault SA, only 10,500 beneficiaries will be involved, on the basis of preestablished criteria. As a quid pro quo of these retirements, the Group plans to hire 9,391 people, including 6,000 for Renault SA. These arrangements are intended to improve the age structure of the Group's businesses, keeping older workers on the payroll while sharply increasing the proportion of young people to levels well in excess of those that would be achieved through natural recruitment patterns.

In 2000, the **worktime arrangement policy** was accelerated, with emphasis being placed on two functional goals:
• Make better use of production facilities by relying increasingly on shift work (two and three daily shifts) and weekend teams. A system of alternating six-day and four-day workweeks is also being put in place.
• Develop flexible work options by extending the working day and introducing Saturday shifts for week-day shifts. Under this system, overtime accrues to employees and can be used during slacker periods via mechanisms such as time budgets. This is done over a period of several years in view of the length of the business cycle in the car and truck industries.

By implementing worktime arrangements such as these, the Group has enhanced the flexibility and demand-responsiveness of the labor force, both in France (via agreements on worktime organization and reduction in all Group subsidiaries) and abroad.

• **Fostering dialogue between labor and management**

Labor/management dialogue mechanisms needed to be adapted to the new geographical dimension created by the Group's international expansion. At the same time, newly acquired companies had to be brought into the consultation processes that are an integral part of the Renault corporate culture.

In an agreement signed on June 23, 2000 on employer/employee consultation, management and trade unions reiterated the importance of responsible, ongoing and high-quality dialogue at all levels of the company and, in this respect, the need to take account of economic and social changes arising from the implementation of the company's strategy.
This goal was addressed by the creation of a Renault Group Works Council, an outgrowth of the European Group Works Council, expanded to include observers from Group companies outside the European Union. The new committee is not only a forum for dialogue on the situation of the company and Renault strategy at Group level; it is also a consultative body intended to foster dialogue and exchanges of views on transnational issues coming within the ambit of the European Union.

• **Terms and conditions of employment**

In the field of working conditions, 2000 saw the dissemination of a Group-wide policy on terms and conditions of employment. The industrial environment is changing and the number of people working in new professions has risen sharply. Consequently, the scope of working conditions has broadened considerably, creating the need for a consistent, Group-wide policy.
This policy is based on two main strategic goals:
1/ safeguarding employees' health,
2/ offering attractive and stimulating employment conditions.

• International expansion

To expedite its international expansion, the Group has drawn up a program of specific actions that will be applied in the near, medium and long term. The aim of this action plan is to achieve structured and dynamic management of human resources, thus motivating the entire workforce in order to encourage cultural awareness. An organized team has been set up and Group-wide processes have been established. For example, an international recruitment target will henceforth be set annually for all Divisions. For 2000, that target was 20%. In the event, international hires accounted for 25% of the total, 5% higher than the original target (9% in 1999). One of the cornerstones of this policy is to promote the Group's image outside France. To this end, Renault plans to create a foundation that will promote the French language and French culture abroad by forging special relationships with universities in countries where Renault has industrial facilities as well as in Japan. In addition, Renault has strengthened its partnership with leading foreign schools and universities. An international recruitment network relying on European newspapers, educational forums and the Internet is gradually being put in place. The international mobility of the workforce has also been encouraged. Lastly, foreign-language skills are being enhanced, particularly for English. Since 1999, a command of English has been a prerequisite for recruiting new engineers and executives, with a minimum score of 750 at the Test of English for International Communications (TOEIC). The level of English of managerial staff is progressively being graded and training courses are being organized. As a result, the language training budget has doubled over the past two years.

• Training

The twin goals of Renault's training plan are to further the application of Group strategy by developing skill sets and to encourage personal development within the workforce.
Hence, in connection with the worktime arrangement agreement, Renault has introduced an annual personal entitlement, in the form of units of time credit, to make it easier for employees to gain access to training.
At parent-company level, the total training effort exceeded 1,550,000 hours, an average of 35 hours per employee. The total outlay was € 85.5 million / FRF 561 million, or 5.9% of the payroll.

The breakdown by field of training was as follows:

· upskilling	63.3%
· international expansion	10.9%
o/w 10.1% for foreign languages	
· management development	8.1%
· project support & follow-up	17.7%

Another highlight of 2000 was the launch of an e-learning project, which harnesses new information and communications technologies to expand and facilitate access to the Group's training offer.

• Initiative and creativity

Innovation -be it breakthrough technologies or small day-to-day innovations arising from a drive for permanent progress- is a major challenge for the whole company; and the entire workforce has been mobilized to deal with it. By empowering Basic Work Teams and setting objectives with input from operating units, Renault allows every member of staff to fully develop his or her capacity for initiative and creativity.

In 2000, 4.6 suggestions per employee were applied in the Automobile Division, generating savings of approximately FRF 400 million in the very first year of application.
The plants at Pitesti (Dacia) and Curitiba (Renault do Brasil) have now joined the scheme.
The best initiatives and transferable innovations are amassed, patented where appropriate, and disseminated to the relevant sectors of the Group via the corporate intranet.

• Single Group-wide personnel database

The Single Personnel Database is a human resources management system for the entire Renault Group. It is used to pursue two strategic goals: first, to work more effectively together through shared procedures that enable the HR department and management to use the same tool; and second to assist Renault's international development by managing the entire workforce -encompassing 350 plants in 36 countries- on a Group-wide basis.
Before the database could be implemented, extensive preliminary work was carried out on establishing joint procedures (recruitment, training, etc.), which had to be defined from an international perspective.
A skeleton corpus of data needed for the entire Group, regardless of the company or country in question, has been put together and can now be accessed by all Group entities throughout the world.

Wages and profit-sharing for the personnel of the Renault parent company

The average wage increase for production workers and non-managerial staff was 3% in 2000, while inflation in France was running at 1.5% at end-December.

Total profit-sharing and performance-related bonuses paid to employees of Renault SA, the parent company over the past five years are as follows:

	€ million	FRF million
1996	**33.4**	219
1997	**64.3**	422
1998	**120.1**	788
1999	**58.7**	385
2000	**92.2**	605[1]

[1] Comprising € 65 million / FRF 426.4 million in profit-sharing and € 27.23 million / FRF 178.4 million in performance-related bonuses for 2000

For the period 1996-1998, profit-related bonuses were equal to 5% of Renault's consolidated income before tax (and profit-sharing). For the period 1999-2001, in compliance with the June 1999 amendment, bonuses have been computed on the basis of 6% of Renault's consolidated net income (before profit sharing), and for 2000 came to € 65 million / FRF 426.4 million.

Renault SA company savings scheme

The Renault SA company savings scheme comprises three funds (Fonds Communs de Placement d'Entreprise) that manage employee contributions in the form of voluntary payments and transfers of bonuses.

In 2000, total payments into the scheme amounted to € 14.4 million / FRF 94.5 million, of which 68% in the form of bonus transfers. Total assets under management at December 29, 2000 amounted to € 307.3 million / FRF 2,015.8 million.

The following data apply to the Group:

	Composition of the fund	Number of contributors at 31/12/00	Assets at 31/12/00 (€ million)	Performance 2000
Renault equities[1]	100% Renault shares	54,958	204.5	16.26%
Balanced equities	50% French and foreign equities	10,200	80.3	- 1.5%
Fixed-income	95% bonds	6,200	22.5	5.57%

[1] Created at the time of privatization in November 1994.

Stock options

1. The appointments and remuneration committee

The Board of Directors approves the stock option plan on the basis of the report of the appointments and remuneration committee. The committee examines proposals from the Chairman and CEO to grant options to Group executives, in compliance with the general arrangements set by the Annual General Meeting. The Chairman and CEO does not take part in the committee's proceedings when the matter under review concerns him personally.

2. Aims of the stock option plan

The main aim of the stock option plan is to involve Renault executives worldwide, particularly the members of management bodies, in building the value of the Group -and hence Renault's share price- by allowing them to participate in the ownership of the company. The plan also makes it possible to single out those executives who, by their actions, make an especially positive contribution to the Group's results.

In addition, the plan helps to secure the loyalty of those executives for whom the Group has long-term ambitions, in particular "high flyers", i.e. young executives with strong potential. Stock options help to increase the commitment of these staff members and motivate them to work for the company's advancement and growth.

The plan buttresses the role of the Group's responsibility centers in Europe and the rest of the world. In the Automobile Division it applies in particular to distribution subsidiaries, vehicle and powertrain engineering teams, managers of body assembly and powertrain plants, industrial subsidiaries and all the heads of vehicle and powertrain programs and projects. The plan also applies to the Commercial Vehicles and Finance Divisions, and to the heads of the Group's major support services.

3. The grant policy

Grants of options vary according to the grantee's level of responsibility and contribution to the company, an appraisal of their performance and results, and, for younger staff members, an assessment of their development potential.

3-1 Senior executives and managing executives

The Senior Executives, as defined in the annual report, are the Chairman and the members of the Management Committee, including the six members of the Group Executive Committee.

In principle, some 60 other managing executives are granted options each year, based on the same criteria as those applicable to other senior managers, namely responsibility, performance and results. The quantity of options granted can vary significantly depending on individual appraisals, with some managing executives receiving none. The allocation factor ranges from 1 to 5, with a median of 4,000 options in 2000.

3-2 Other executives benefiting from the plan

The plan's other beneficiaries are generally senior managers and high flyers with strong professional or managerial potential aged 45 and under (so-called P1 executives). Grants are generally made every one to three years or more, but in principle never more than two years running. An array of complementary systems is used to assess and select grantees (annual performance appraisal, Careers Committees, personal monitoring for high flyers, performance-related bonuses). Taken together, these systems form a comprehensive observation platform from which the most commendable executives can be singled out.

3-2-1 Annual performance and development review

Annual performance appraisals are used to make a precise, written review of past performance and to define written goals for the coming year. All managerial staff without exception (i.e. including senior managers and managing executives) undertake a performance appraisal with their immediate superior, and, where appropriate, their staff manager and project manager. The results of the session are reviewed and graded by the next level of management. The performance appraisal provides the opportunity to precisely measure the interviewee's past inputs and the importance of his of her future missions. It is also used to analyze the managerial capacity and the progress to be made vis-à-vis benchmarks set by senior management. The same benchmarks are used for the so-called "360-degree evaluation" shared between executives and their direct superior alone. Approximately 1,500 members of management committees received their "360-degree evaluation" in 2000.

3-2-2 Careers Committees

The purpose of Careers Committees is to review all positions of responsibility within the company and to assess the contributions of the incumbents. They also seek to forecast possible changes in the job profile of individual staff members and the persons designated to replace them, either under normal circumstances or immediately should the need arise. The Careers Committees meet monthly in all the Group's major divisions and departments throughout the world. This system makes it possible to permanently update collective assessments of individual staff members and it enables senior managers to submit the names of possible option grantees to the Chairman with full knowledge of the facts.

A General Careers Committee, chaired by the Chairman and CEO and composed of the members of the Group Executive Committee, examines nominations for 200 key positions (known as "A Positions") and is responsible for manpower planning for these jobs. With this method, managers can focus more tightly on future senior executives or managers.

3-2-3 High flyers

Particular attention is paid to the action and development of young high flyers, who are monitored closely. Each year, the Careers Committees meticulously update the P List, comprising young high flyers with strong professional or managerial potential likely to become senior executives, and the P1 List, composed of executives destined to become managing executives or senior managers. Additions to the P1 List are decided by the General Careers Committee. Since 1999, in an effort to improve transparency, high flyers have been duly informed of their status by their managers during their annual performance appraisal. Prior to this, the selection was confidential.

3-2-4 Human Resources Advisers

The management committees of all major Group divisions and departments have a Human Resources Adviser (HRA), who is responsible for assessing and permanently monitoring all the executives coming within his or her bailiwick. Since HRAs are coordinated centrally on a regular basis, directors can be sure that the human resources policy is properly implemented, that the abovementioned processes are followed, and that individual careers are optimally managed, particularly in terms of mobility assignments and training. HRAs are important because they marshal and summarize the assessments and judgments made by different managers and are therefore in a better position to select potential stock-option grantees.


726 CDR 92

4. Grants

Grants made in the last two stock-option plans:

Date of grant	Number of grantees	Total options granted	Exercise price	Discount to market	Duration of plan	Minimum holding period	Options remaining at 31/12/2000
October 19, 1999	384	1,825,900(1)	€ 50.94	n/a	10 years	5 years	1,818,900
September 7, 2000 & October 24, 2000	638	1,889,300(2)	€ 49.27	n/a	10 years	5 years	1,888,300

(1) o/w CDR (Renault Management Committee) members 830,000 options, o/w Mr. Schweitzer 200,000 options
(2) o/w CDR members 750,000 options, o/w Mr. Schweitzer 140,000 options

5. Supplemental information

- The options granted under the plan are incentive stock options, not subscription rights
- Loss of eligibility is governed by regulatory provisions, i.e. total loss in the event of resignation, and individual decision in the event of dismissal
- The minimum exercise lot is 300
- No Group subsidiary operates a stock option plan for its own shares



Technocentre-La Ruche-Valode et Pistre

REGULATORY FRAMEWORK

To our knowledge, the Group's production does not depend on patents or licenses belonging to third parties.

Global harmonization

An agreement signed by the world's top car-producing nations came into force in August 2000 under the aegis of the United Nations Economic Commission for Europe (ECE/WP29 - Geneva). Ultimately, the 1998 agreement will lead to the creation of internationally harmonized technical regulations, though the process will necessarily be slow-moving.

Occupant safety in passenger vehicles

Recent amendments to EU directives on seatbelts and the cabin design mean that, in the years ahead, manufacturers will be required to fit 3-point belts on all seats in passenger cars as well as compression sensors and obstruction detectors on electrically controlled windows and sunroofs to ensure child safety.

European legislation is now being drafted to prevent whiplash injuries to the neck in the event of moderate rear-end collision and to improve the installation of child seats in passenger cars (via Isofix mounting interfaces).

Protection of pedestrians (draft directive and EuroNCAP rating)

The scope of the European Union's technical automotive regulations will be extended to encompass road users outside motor vehicles.

Regulatory provisions on pedestrian safety, in the form of directives, recommendations and agreements, will have technical implications for the design of vehicles' front ends in the years ahead.

n the course of 2000, in-depth studies were conducted to assess the echnical content of these forthcoming regulations. The studies' indings are expected to culminate in a proposal to the European Commission in early 2001.

The EuroNCAP consortium is already carrying out comparative tests, in addition to those on front and side impacts, that will give an indication of the tenor of the impending regulations on pedestrian safety.

EuroNCAP (European New Car Assessment Program)

n the field of passive safety, manufacturers are now considering comparative assessments at the world level in order to ensure that heir technical specifications go further than regulatory requirements. Furthermore, global assessment indexes have been created.

Similar assessments are now being made on active safety.

n Europe, the EuroNCAP consortium has grown in stature. It now ncludes government departments of several member states and various non-governmental organizations (FIA, consumer organizations, etc). EuroNCAP has also received the backing of the European Commission.

Fuel consumption and CO_2 emissions

The agreement on the European automobile industry's contribution to educing greenhouse gas emissions has been implemented. For vehicles sold in Europe, the aim is to achieve an overall target of 140 g/km of CO_2 by 2008, corresponding to consumption of 5.9 l/100 km for gasoline and 6.0 l/100 km for diesel.

The Labeling and Monitoring directives that accompany this agreement will come into effect in 2000.

Recycling end-of-life vehicles

The European directive on end-of-life vehicles (ELVs), published ecently, provides inter alia, for recycling certification of new vehicles, retrieval of ELVs without cost for the final owner, and eprocessing targets of 85% in 2006 and 95% in 2015, with eclamation of energy content alone of 5% and 10%.

The terms of implementation of this directive are not yet known. Vehicle manufacturers will bear part of the cost of implementing the new measures. However, given the current state of the project, it is not possible to deduce exactly what commitments manufacturers will be asked to make nor what the financial impact will be.

Aside from the recently enacted directive, Renault is pursuing the outline agreement on ELV recycling signed in 1993 between the French authorities and the recycling industry.

Through two partnership agreements -one with BMW, Fiat and Rover, the other with Volvo- Renault is building a Europe-wide organization for processing ELVs.

Fuel and vehicle taxes

The overall tax environment, i.e. tax treatment of vehicles and taxation of fuel, remains extremely stable, both in France and in Europe as whole.

France decided to abolish the road-fund license for households and tradespeople from 2001 onwards. As regards fuel tax, correction mechanisms were introduced to dampen the effects of sharp movements in the oil price. The government also confirmed that it will promote "clean" vehicles by increasing purchase incentives for electric vehicles and introducing a FRF 10,000 / € 1,524.5 tax credit in 2001 and 2002 for households buying a vehicle powered by an alternative energy source.

The general situation is fairly similar in Europe, where several countries, notably Germany, the Netherlands and the UK, have confirmed their intention of using tax incentives for vehicles that satisfy new European emission standards and/or that have lower CO_2 emissions.

European Commission enquiry

At the end of March 1999 the European Commission launched an enquiry into intra-EU trade in Renault vehicles. The Group now awaits a decision, which is expected to be handed down during 2001.

Litigation

At present, there is no litigation likely to have a material effect on the results, activity, assets or financial position of the Renault Group.

RENAULT-NISSAN ALLIANCE

The Alliance concluded with Nissan in March 1999, which places the new Renault-Nissan entity among the top-ranking world vehicle manufacturers, continued to move forward at a sustained pace in 2000. Significant advances were made, notably with regard to platforms, European distribution and international growth. These were strengthened by faster-than-expected progress on the Nissan Revival Plan launched in October 1999 by Carlos Ghosn, since appointed President of Nissan Motor. Thanks to these positive advances, the Alliance is moving towards its objective of achieving faster profitable growth for both partners by raising Renault's and Nissan's competitiveness to the highest world level and increasing sales on new markets, a major source of growth. To this end, Renault and Nissan are developing strong synergies and harnessing complementary strengths in terms of markets, products and know-how.

Calendar and terms of the Alliance

March 27, 1999: Signature of the global partnership agreement between Renault and Nissan in Tokyo.
May 28, 1999: Closing of the agreement.

Renault has invested JPY 643 billion (FRF 32.3 billion) in Nissan, taking a 36.8% equity stake in Nissan Motor, a 22.5% stake in Nissan Diesel and 100% of the capital of Nissan's European finance subsidiaries (Germany, the UK, Italy, Spain and the Netherlands).

The terms and conditions of Renault's investment in Nissan Motor were as follows: Renault subscribed for a reserved issue of capital consisting of 1,464 million shares at JPY 400 per share (at a traded price of JPY 465 on the day of the agreement).
Renault has the option to increase its holding to 39.9% whenever it chooses during the first four years of the Alliance and to 44.4% in the fifth year by exercising warrants at the same price of JPY 400 per share. Nissan has the option to take a stake in Renault's capital at a later date.



2000 XD 92

Management structures

• **A transnational organization** has been created to define the Alliance's global strategy for profitable growth and to foster synergies within the new entity. All decision-making, coordination and implementation structures have been operational since the end of June 1999.

Operational structures



Decide
Global Alliance Committee (GAC)
Coordination Bureau (Paris/Tokyo)
Recommend and propose
International Advisory Board
Renault
Nissan
Alliance Charter
Propose tangible projects
Steering Committee
Steering Committee
11 CCTs
9 FTTs
Share common rules
RENAULT NISSAN

• **A Global Alliance Committee**, consisting of the Chairman and Chief Executive Officer of Renault and the Chairman and Chief Executive Officer of Nissan Motor Co., together with five top Renault executives and five top Nissan executives, is in charge of strategic management within the Alliance. It defines the Alliance's global strategy for profitable growth and fosters synergies between the two groups. It meets every month.

• **Eleven Cross-Company Teams** (CCTs) have been tasked with identifying and proposing all possible synergies between Renault and Nissan in terms of purchasing, products, production sites, engineering and markets. Each team is headed by a leader from either Renault or Nissan, assisted by a deputy leader from the other company (except for the Product Planning CCT, which is under joint leadership).

• **Nine Functional Task Teams** (FTTs) assist the CCTs on a routine basis, notably in the fields of information systems, engineering standards, quality, legal and tax matters, cost control and consolidation.

• **The Renault and Nissan Steering Committees**, working within each company, coordinate the work of the CCTs and the FTTs at the operational level.

• **The Coordination Bureau**, which has branches in Paris and Tokyo, is responsible for centralizing information, assessing needs, and organizing and monitoring the work of the CCTs. It establishes the general schedule of the Alliance and the agenda of the GACs.

• **An International Advisory Board has been set up and held its first meeting in April 2000.** It comprises ten international personalities from the academic and industrial worlds, selected on the basis of their experience, their know-how and their independence. They are:
Paul Allaire, Chairman of the Board of Directors of Xerox Corporation (USA), Pierre Bilger, Chairman and CEO of Alstom (France), Jean-Claude Casanova, Member of the Institut de France (France), Shinji Fukukawa, Chairman of the Dentsu Institute for Human Studies (Japan), Pehr G.Gyllenhammar, Chairman of CGU (UK), Toru Hashimoto, Chairman of the Board of Fuji Bank, Limited (Japan), Marc Ladreit de Lacharrière, Chairman and CEO of Fimalac (France), Dr Iwao Nakatani, Professor, Tama University (Advisor to the SRIC Corporation, from April 1, 2000) (Japan), Frank N.Newman, Chairman emeritus of Bankers Trust Corporation (USA), Morris Tabaksblat, Chairman of Reed Elsevier (Netherlands).
This board, which meets at least twice a year, is co-chaired by Mr. Hanawa and Mr. Schweitzer. It has a consultative role. Its purpose is to provide the Alliance with ideas, knowledge and insight with a view to guiding its global strategy and strengthening its competitiveness.
• Moreover, an **Alliance Charter** has been drawn up and signed jointly by Mr. Hanawa and Mr. Schweitzer.

Steps forward and tangible achievements of the Alliance

Since concluding their Alliance on March 27, 1999, Renault and Nissan have worked on organizing their cooperation and have completed a number of key stages. In terms of results, the work already carried out by the 11 Cross Company Teams has confirmed the feasibility of the Alliance achieving overall savings of USD 3.4 billion for the period 2000-2002.

• **In vehicle engineering**, a reduction in the number of platforms and the creation of common platforms is a key objective for the Alliance in terms of profitability. Renault and Nissan aim to reduce the total number of platforms to 10 by 2010. The **first common platform** is currently being developed. The platform is focused on the B segment of the range, i.e., entry-level vehicles. It will be used for the vehicles that will replace the Renault Clio and Twingo and the Nissan Micra, March and Cube. The first vehicles to be assembled on the platform will be launched on the market in 2002, first in Japan and then in Europe. The creation of a **second common platform** for C-segment vehicles has been decided. The Alliance plans to produce 2 million vehicles annually on the C platform in addition to 1.7 million vehicles annually on the B platform. The Renault and Nissan vehicles assembled on these two platforms are expected to account for more than 50% of the two groups' future output.

• In **purchasing**, the coordination of purchasing policies at world level should enable the Alliance to reach its target of USD 1.4 billion of shared annual savings in this field by 2005 (2005 compared to 1999). It will also improve services and enhance the Alliance's capacity for partnership with suppliers. A joint panel of approved suppliers entitled to tender for Renault and Nissan contracts is currently being set up.

Moreover, in April 2000, Renault and Nissan announced their participation in **Covisint**, soon to become the largest world Internet online exchange platform between manufacturers and equipment suppliers. Renault and Nissan will form a joint team to contribute to the development of this platform, alongside the teams from their partners (see paragraph 3 page 36).

• In **powertrains**, Renault and Nissan are seeking to make better joint use of their engine and gearbox ranges, at highly competitive prices. The Alliance has implemented a rationalization policy to reduce the number of common engine families to eight and common gearbox families to seven by 2010. The teams have already begun joint development of a small 1.2 liter, direct injection common-rail diesel engine for B-platform vehicles and Renault will use the Nissan V6 3.5 liter engine for its future high-end models. In transmissions, Renault will use four-wheel drive units from Nissan and Nissan will use Renault's manual transmissions for its small vehicles.

• In **research and development**, the Alliance provides a framework for mutual support and pooling of Renault and Nissan resources. Several topics of common interest have been identified: vehicle weight reduction, vehicles powered by fuel cells, driving aids, hybrid vehicles, passive safety, X-By-Wire applications, fuels of the future, catalysts, simulation/modeling, transmission, acoustic vibrations, cooling and climate control, electronics.

• **In sales and distribution structures**, Renault and Nissan are setting up a common commercial organization in seven European countries: Germany, France, Spain, Italy, the Netherlands, Switzerland and the UK(1). It is based on a network of common partners, fewer in number but more powerful, operating over a wider geographical area. Each of these "hubs" (460 in 2005) will handle all back-office functions and services unrelated to customers or the identity of each brand (spare parts, etc.). Customers will thus continue to receive sales and after-sales services specific to each brand.
Over the medium term, both partners are aiming for a combined market share of 17% in Western Europe. This common organization should bring cumulative gains and savings of around € 1 billion (FRF 6.5 billion) over 5 years (2000-2005).

(1) *Nissan has a national sales company in each of these 7 countries*

• **International deployment** was pursued at a faster pace in 2000:
- In **Mexico**, the Alliance has enabled Renault to return to the market under the most cost-effective conditions, backed up by Nissan's industrial capacity and sales forces. Mass production of Scénic was launched at Nissan's Cuernavaca plant in Mexico in December 2000. The first compact monospace on the Mexican market, Scénic will be produced by Nissan Mexicana at a rate of 6,000 vehicles per year and marketed by Renault Mexico from the end of January 2001. This is the Alliance's first joint industrial development project. Renault aims to sell around 30,000 vehicles in Mexico in 2003 and 80,000 annually over the longer term.
- In **Mercosur** (Argentina, Brazil, Paraguay and Uruguay), Nissan will build up its industrial and commercial presence with Renault's support. The New Frontier pickup, to be produced in Renault's Brazilian facilities, will be the first Nissan vehicle assembled in a Mercosur country.
- In January 2001, Renault also announced its return to the **Peruvian market**, with the support of Nissan, and is targeting a 3% market share this year and 5% over the medium term.
- Renault intends to build up its market in **Japan**, with commercial support from Nissan, and aims to increase its Japanese sales from 15,000 vehicles in 2004 to 30,000 over the longer term.
- Renault has announced its return to the **Australian market** from 2001. In collaboration with Nissan Australia, Renault will import and distribute vehicles of its own brand, mainly via the Nissan dealership network.
- In December 2000, Renault signed an agreement with Nissan's commercial partner in **Taiwan**. Renault is aiming for a 5% market share over the medium term, with an intermediate target of 1.2% to be reached through the progressive introduction of Scénic, Clio and the new Laguna from 2001.
- Lastly, in October 2000, Renault bought up SIAB, the exclusive Nissan importer in **Morocco**, thereby strengthening its foothold on this market.

The successful results of the "Nissan Revival Plan" have boosted the Alliance's potential, offering new prospects for accelerated deployment.

The publication of Nissan's half-yearly financial statements (April 1 – September 30, 2000) illustrate the success of the "Nissan Revival Plan", which has been implemented more broadly and more rapidly than initially forecast. For Renault and Nissan, this success provides a strong indicator of their capacity to secure the Alliance's success. In 2000, Renault already felt the benefits of Nissan's turnaround, with Nissan having a positive impact on Renault's own bottom line. Altogether, for the year 2000 as a whole, Nissan's positive contribution to Renault's income totals € 56 million (including goodwill amortization).



366 DSV 92

DEPLOYMENT OF RENAULT STRATEGY IN 2000

Renault has established a strategy of profitable growth based on innovation and brand identity, international development and competitiveness. In 2000, over and above the impetus provided by the Alliance with Nissan, Renault made considerable progress in this strategy.

Innovation and stronger brand identity

Renault has embarked on a process of constant innovation in its products and services.

In automobiles, Renault released the Scénic RX4 in the first half of 2000. This is the seventh member of the Mégane family and the first compact monospace with four-wheel drive. Combining the advantages of a monospace with those of an off-road vehicle, the **Scénic RX4** comes with the high-end equipment package and engines of the Scénic range. With this latest arrival, Renault becomes the first European full-range car maker to address the sports-utility vehicle market. In 2000, Renault also showed its determination to renew its top-of-the-range offering. **Avantime**, the first component of this new product range, introduces a whole new approach to the executive coupé concept and affirms Renault's ability to anticipate lifestyle shifts and consumers' changing requirements. Avantime is set for release in 2001.

Unveiled at the 2000 Paris Car Show, the new **Laguna II** illustrates this renewal policy. The very different Hatchback and Sport Tourer models, brought out simultaneously in January 2001, embody two contrasting philosophies. A technological showcase, Laguna II features equipment and innovations reserved until now for more luxury models. By end-2002, Renault will launch two high-end models to succeed the Safrane and the Espace.

In light commercial vehicles, Renault has launched the new Trafic. Developed jointly by Renault and Opel under a cooperation agreement signed in 1996, the **new Trafic** (christened Vivaro by Opel) is a cut above traditional light commercial vehicles in terms of design and stands at the higher end of the compact van segment.

Renault also aims to become Europe's leading **engine specialist**. In 1999, after unveiling a new range of 16-valve gasoline engines, it released the first European direct-injection gasoline engine as standard on the Mégane coupé and cabriolet. Renault was the first french vehicle manufacturer to market a dTi direct-injection diesel system in 1997, and is continuing to expand its diesel engine family. After fitting Laguna with its 1.9 dCi engine in 1999, Renault launched its new Espace range equipped with the all-new **2.2 dCi 16V** engine in September 2000, making the Espace the most powerful diesel monospace in its segment. At the end of 2000, the **New Twingo** was released with a new 75 bhp 1.2 16V gasoline engine, increasing driving comfort and pleasure while further reducing fuel consumption and CO_2 emissions.

In 2000, and for the third consecutive year, a Renault car was given top marks for **passive safety** by the independent European organization Euro NCAP. After Mégane in 1998 and Espace in 1999, Clio was awarded the maximum 4-star rating in the small car segment. With Laguna II, Renault offers new advances in active and passive safety. The new structure of Laguna II is made of high yield-point steel for minimum deformation of the passenger compartment. Moreover, Laguna II is fitted with the new, third-generation programmed restraint system with adaptive airbags and safety belts. In March 2000, Renault presented a new generation of child restraint systems, adapted to different age groups, developed on the basis of Renault's extensive experience in accident research.

In line with its **quality-oriented approach**, Renault introduced a 12-year anticorrosion guarantee on its European passenger vehicle range in October 2000. This measure will be extended to the goods and passenger-carrying versions of the Master van in the second half of 2001. The aim is to offer this guarantee on a worldwide basis over the medium term.

In October 2000, **as part of its move upmarket**, Renault acquired a new brand signature -*"Renault. Créateur d'automobiles"*- a name which expresses Renault's firm values and strong brand identity as a "visionary, daring and warm" carmaker. At a time of rapid international development, brand recognition on a worldwide scale will affirm Renault's ambitious new dimension.

Renault's **return to Formula 1** should speed up the brand's international deployment in terms of brand awareness and image. Under an agreement signed in March 2000, Renault has bought up the Benetton Formula Limited racing team to prepare its return to the Formula 1 World Championship in 2002. Renault's ambition is to win the Formula 1 World Championship with a racing car designed entirely in-house.

New brand acquisitions and international deployment

1. Renault, a multi-brand group

With the acquisition of the Romanian vehicle manufacturer Dacia and of Samsung's operating assets in Korea, Renault has become a multi-brand group.

Dacia

In September 1999, Renault acquired 51% of the capital of the Romanian vehicle manufacturer Dacia. In 2000, Renault increased its stake to 80.1%. This move, which gives the Group a new brand, incorporates an industrial and commercial program focused on capital investment, modernization of facilities and cost reduction. Renault has also entrusted Dacia with the production of a modern, reliable € 5,000 vehicle for local and emerging markets to be released in 2004. Launched in 2000, the new Dacia Nova, developed with technical support from Renault, is equipped with the Renault 1.4 l multipoint injection gasoline engine and a new Renault five-speed gearbox.

Renault Samsung Motors

In September 2000, Renault acquired a 70.1% equity stake in Renault Samsung Motors, which purchased the operating assets of Samsung Motors (including the modern Pusan plant, the Kiheung R&D center and the national sales network). Under a renewable ten-year license, the company is entitled to use the Samsung brand, which has a very positive image in Korea. It will continue to produce the SM5, a quality, top-of-the-range sedan produced by Samsung and based on a Nissan vehicle, before progressively introducing a range of Renault or Nissan vehicles adapted to the Korean market. Production of a second Nissan vehicle in the lower midrange segment will begin in 2002. Renault Samsung Motors aims to produce and sell 150,000 to 200,000 vehicles under the Samsung brand in Korea by 2004, representing a 10 to 15% market share. By bringing Renault Samsung Motors into the group, Renault has acquired a third brand (following the acquisition of Dacia) and is moving towards its production target of 4 million vehicles per year by 2010. This acquisition also offers the Renault-Nissan Alliance a major opportunity to build up its sales in Asia.

2. International development

Beyond Europe, now the group's domestic base, Renault is pursuing its international expansion, an important source of growth.

In **Brazil**, the Ayrton Senna plant, which was inaugurated in December 1998, and which produces Scénic and the three-box version of the Clio, has ramped up production. On the same site in December 1999, Renault also inaugurated a powertrain plant that produces in particular a 1-liter 16-valve engine for the Clio and strengthens Renault's offering on the popular-car segment. The new facility for manufacturing light commercial vehicles should be operational by the end of 2001. Moreover, in April 2000, Renault announced its intention to build a stamping unit to add to the facilities at the Curitiba industrial complex. By establishing a powerful and coherent development hub in **Mercosur**, Renault is consolidating its industrial presence in the region. It is targeting an 11% share in the passenger car and light commercial vehicle market by 2005 and total sales of 320,000 units.

The Bursa plant in **Turkey** is the exclusive manufacturing and export base for Mégane station wagons in Europe. At the end of 1999, the plant also began producing a three-box version of the Clio II known as the Clio Symbol. Turkey is lending active support to Renault's strategy of profitable growth by extending exports to the entire Middle East-Central Asia area while playing a pilot role in Central Europe and Russia.

In 2000, Renault also pursued its growth in **Russia**, thanks to the rapid expansion of its network (30 sales outlets). Avtoframos, a company owned jointly by Renault and the Moscow municipality, launched kit assembly of the Mégane three-box model in April 1999 and of the Renault 19 in November. It has also decided to develop existing industrial buildings and available land to assemble the Clio Symbol.

Renault is also focusing on other development hubs, such as the **Maghreb** (with sales up by almost 100% in Algeria and by 14% in Morocco in 2000) and **South Africa** where, since its return in 1995, Renault has almost tripled its share in the passenger car market, reaching 4.8% in 2000, with the Clio voted car of the year in March 2000.

The acquisition of two new brands, Samsung in Korea and Dacia in Romania, and the Alliance with Nissan has enabled Renault to accelerate and extend its international expansion program. Nissan, whose geographical presence differs significantly from that of Renault, supports Renault's international development drive. Renault benefits from Nissan's existing manufacturing and marketing infrastructures around the world. This is particularly true in Mexico, Japan, Peru, Australia and Taiwan (see page 32 Renault-Nissan Alliance).

Competitiveness, industrial and commercial efficiency

1. Renault pursues its cost-reduction program

First cost-reduction plan (1998-2000)[1]

At the end of 1997, to meet its ambition of becoming Europe's most competitive vehicle manufacturer, Renault introduced a three-year plan (1998-1999-2000) to take out € 3 billion / FRF 20 billion in costs. In 2000, the last year of the plan, further cost reductions were achieved. Altogether, over the duration of the plan, Renault achieved € 3 billion / FRF 19.7 billion of savings on a constant activity basis with the 1997 budget, in line with its objective.

Renault launches a second three-year cost-reduction plan (2001-2003)

In October 2000, Renault announced a new three-year cost-reduction plan for 2001-2002-2003, with a target of € 3 billion of additional savings. Most cost reductions will be achieved in purchasing (51%), distribution (21%) and production (11%). This plan was drawn up as a response to developments in the competitive environment, chiefly downward price trends, and in legislation on emission control and safety standards. It was also intended as a means to support Renault's international expansion program. The plan forms part of the company's strategy of profitable growth, based on three priorities: innovation and reinforcement of brand identity, international development, and competitiveness in terms of quality, costs and delivery times.

New cost-reduction plan, breakdown by activity 2001 - 2003


6%
€ 0.18 billion
FRF 1.2 billion
6%
€ 0.18 billion
FRF 1.2 billion
5%
€ 0.15 billion
FRF 1 billion
51%
€ 1.53 billion
FRF 10.2 billion
21%
€ 0.63 billion
FRF 4.2 billion
11%
€ 0.33 billion
FRF 2.2 billion
Purchasing
Manufacturing costs
Distribution
Engineering
Mercosur
Other

FRF 20 billion / € 3 billion

__Purchasing (51%).__ The plan targets purchasing-cost reductions of 5% per year. These savings will be achieved through closer partnerships between Renault and its suppliers, economies of scale generated by the Alliance with Nissan and the development of business-to-business operations.

__Distribution (21%).__ The plan aims to cut distribution costs by enhancing network competitiveness (via New Distribution projects and concentration of dealerships but not of sales outlets). Renault will also bring down advertising and logistic costs. This is a key strategic issue that must be addressed in response to the emergence of new modes of distribution (e-commerce) and in preparation for possible future changes to the exclusive distribution system.

__Manufacturing costs (11%).__ In 5 years, Renault has improved its industrial productivity by more than 40% (streamlining of plant and equipment, third shift). The target for 2003 is to reduce average vehicle assembly time to 12 hours, representing a productivity gain of more than 20% in three years, with the help of Nissan know-how in this area.

__Other cost reduction sources will include engineering (5%)__, thanks to shorter vehicle development times, and __Mercosur (6%)__ through the development of local content. The __remainder__ (6%) will be achieved through a variety of actions: reduction of warranty costs, computer costs, costs of international operations and structural expenses.

The **Finance Division** is providing support for this cost-reduction policy. In 2000, Renault Crédit International focused its action on two areas: unlocking synergies with Nissan finance subsidiaries acquired in 1999 and rationalizing the sales organization in France, applicable from January 2001.

2. Industrial responsiveness and efficient organization

Renault's strategy of competitiveness is based on efficient organization and high-performance tools to ensure industrial responsiveness.

Rationalization of manufacturing facilities

Renault has been engaged for several years in a process of rationalizing and streamlining its manufacturing facilities. The general principle is **to assign a single vehicle segment to each plant**. In 2000, production of Laguna II was launched at the Renault Sandouville plant, destined to become the main manufacturing platform for the entire Renault high-end product range. The creation of a third shift in Sandouville, is scheduled for 2001. Production should rise from 1,200 units per day to 1,700 vehicles per day. The industrial efficiency of this arrangement will be enhanced by the creation of an **industrial supplier park** on the Sandouville site. This system is beneficial in terms of both costs and quality: because suppliers are located in the vicinity of the assembly plant, a just-in-time and in sequence supply system can be operated and product diversity can be managed close to the production line itself while safeguarding the continuity of supplies. This manufacturing arrangement is consistent with Renault's product range plan and with platform architecture. The three French assembly plants for passenger cars will produce the range's three platforms: high-end, midrange and entry-level. With an average assembly time of around 15 hours per vehicle in 2000, Renault is among the most productive vehicle manufacturers.

The Technocentre: a tool to serve profitable growth

Renault's research and development work is supported by the **Technocentre**, a unique facility that has been fully operational since the end of 1998. The largest and most modern facility of its kind in Europe, the Technocentre is a tool for enhancing innovation and competitiveness. Operating on a cross-functional basis, it brings vehicle design and development specialists together at a single location, making it possible to conduct four or five projects simultaneously. The center is staffed by around 8,200 specialists from all disciplines (R&D, design, IT, product/process engineering, quality, purchasing, manufacturing costs, product planning and vehicle projects) including some 2,000 representatives from component manufacturers and outside suppliers.

[1] Cost reductions are measured on a constant level of activity, with reference to the costs, scope of consolidation and business volumes in the 1997 budget. Cost reduction is one of the indicators used to measure the performance of the divisions. The impact of changes in raw materials prices is neutralized for the purposes of performance measurement.

The Technocentre is a crucial component in Renault's strategy of profitable growth. It has two main objectives, firstly to **shorten development times for new vehicles**, and secondly to achieve savings of at least FRF 1 billion on the development costs of each new vehicle while simultaneously improving quality and accelerating innovation. Laguna II was the first vehicle designed and developed entirely at the Technocentre. As a result, its development costs were substantially reduced. Vehicle development took 42 months, 16 months less than the previous generation of Lagunas, and the overall program outlay was reduced by 30%.

3. e-business and e-commerce

Innovation is a keyword for Renault and the company has invested heavily in new information and communication technologies. It has launched several major e-business and e-commerce projects.

• **In sales**, Renault has a two-pronged strategy targeting the business-to-consumer and business-to-business segments.

Renault is developing an information and transaction Web site, "Renault.SITe", for Renault products and services, associated with the sales network. Its purpose is to initiate relations between customers and the network. Via a full range of offerings (vehicle ranges, services, financing), customers will be able to select the vehicle that corresponds exactly to their needs (choice of model, engine, options). Renault intends to bring the site on line in early 2001, simultaneously in France, the UK and in Germany, before extending it worldwide. Renault is also planning to develop Internet sites for its professional customers (sales network and fleet customers).

In line with the group's ambition to become a key player in used car sales via the Internet, Renault Développement Industriel et Commercial (RDIC) has acquired a 33.36% stake in the capital of Caradisiac, a start-up company which launched a multi-brand used-car brokerage site "caradisiac.com", in September 2000.

• **In purchasing**, in April 2000, Renault and Nissan, alongside Ford, General Motors and DaimlerChrysler, announced their acquisition of a stake in the capital of a new business-to-business e-commerce company, Covisint. Bringing together five of the world's leading vehicle manufacturers, it will be the largest online exchange platform between manufacturers and equipment suppliers on the Internet. The services on offer will not be limited to purchasing. They will speed up transactions and foster cooperation between manufacturers and suppliers. These services will be open to all participants in the supply chain, both buyers and sellers, offering all-round gains in terms of delivery times, quality and costs.

4. New Distribution

In the industrial and commercial fields, Renault has launched the New Distribution project which aims to guarantee that customers receive the vehicle of their choice within two weeks of their order (except during vehicle launch phases) by the end of 2001, while promoting vehicle sales across the entire Renault range.

In 2000, Renault finalized the industrial and commercial deployment of its system (all European assembly plants and 16 commercial subsidiaries in 15 months).

It aims to reduce stocks by half, with a target of 70% customer-ordered vehicles (relative to vehicles manufactured for stock), compared with 30% previously. This should bring down distribution costs and increase revenues thanks to a better product mix. 22,000 people in the sales network and 17,000 plant employees have already received specific training for the implementation of this system. The first steps towards reorganization have been taken, with the development of enhanced industrial flexibility and the use of real-time information systems on the networks and in operational plants. Initial results have already been obtained, with 40% customer-ordered vehicles in 2000 and a reduction in network stocks. Renault aims to take the lead in this field and to exploit the full potential of New Distribution as a competitive asset and a powerful factor of customer satisfaction.

TRUCKS: RENAULT AND VOLVO JOIN FORCES TO FORM THE WORLD'S NUMBER TWO TRUCK MANUFACTURER

In April 2000, Louis Schweitzer, Chairman and CEO of Renault, and Leif Johansson, Chairman and CEO of Volvo, announced their plans to group the two companies' truck activities. After approval from the anti-trust authorities in the European Union and the USA[1] (respectively in September and December 2000), the agreement came into force on January 2, 2001.

The agreement provides for the exchange of 100% of Renault V.I./Mack shares in return for 15% of AB Volvo shares. This agreement was implemented at the beginning of 2001 in two stages, with the transfer by Volvo of 10% of its shares to Renault, followed by a further 5%, with Renault on its side acquiring an additional 5% on the open market. As Renault holds 20% of the capital and voting rights of AB Volvo, this company has been accounted for by the equity method in Renault's consolidated financial statements since January 1, 2001.

Under the agreement, two Board members will come from Renault. In 2001, this operation will be reflected in Renault's accounts as a capital gain after tax, currently estimated at € 0.3 billion / around FRF 2 billion, and badwill of around € 0.6 billion / FRF 4 billion.
Renault has undertaken not to raise its shareholding in Volvo to more than 20% of the capital unless a third party takes over or attempts to take over AB Volvo or unless another shareholder exceeds Renault's level of participation in the capital of AB Volvo.

[1]The European Commission approved the agreement between Renault and Volvo in September, provided that the two groups accept a number of conditions, including the spin-off of Irisbus, a company not included in the agreement, within two years from the date of execution of the agreement (see chap 3, p. 50).
*The US anti-trust authorities (**Department of Justice**) approved this agreement in December 2000, on condition that AB Volvo sell off the low-cab-over-engine truck business (refuse collection trucks) of Volvo Trucks North America within three months. This condition was accepted by Volvo.*
***Nissan Diesel** -in which Renault and Nissan Motor each hold a 22.5% share- is outside the scope of the agreement between Renault and Volvo.*


RENAULT
20%
AB Volvo
100%
100%
Renault V.I./Mack
Volvo Trucks




Globetrotter XL



This merger forms an integral part of the Renault group's profitable growth strategy. The truck sector, with a strong growth potential, is also changing rapidly, with faster technical advances, new pollution control standards, more exacting customer requirements, market globalization, the need for larger investments and the quest for economies of scale. A global strategic partnership was essential to enable Renault V.I./Mack to compete on the international market. Volvo offered the best partnership solution for Renault. Indeed, this strategic merger should give Volvo and Renault V.I./Mack a 25% market share in Europe and North America and a strong foothold in other regions of the world such as Latin America and Asia. Together, Volvo and Renault V.I./Mack will become **the world's number two truck manufacturer**.

The world's number two truck manufacturer (over 16 tons)


In thousands of units
250
200
150
100
50
0
MERCEDES
RENAULT V.I./ MACK/ + VOLVO TRUCKS
PACCAR DAF
NAVISTAR
SCANIA
MAN
IVECO
RENAULT V.I./MACK
VOLVO TRUCKS

Estimates

This new entity will generate major synergies for the development of new vehicles and powertrains and will deploy a worldwide common purchasing strategy. The size effect will mean increasing economies of scale, a higher investment capacity and a larger sales force. The two groups now possess powerful assets to respond to market developments -regulatory changes especially- and to satisfy growing customer demand for global product/service packages (financing, leasing, maintenance contracts). Volvo and Renault V.I./Mack will maintain their identities, their brands, their commercial organization and their respective assembly sites.

Combined with Volvo, Renault V.I./Mack will benefit from the strength of a powerful, extended group to accelerate its strategy, develop its brands and satisfy its customers. By becoming the key shareholder in Volvo, Renault is safeguarding the future of its truck activity.



OUTLOOK FOR 2001

2001 will be a year of self-sustained growth. Based on an identical scope of consolidation, revenues will progress due to international sales growth, the launch of new models, increased production capacity for diesel engines and with a European market stabilized at a high level. Cost cutting will continue with the introduction of a new three-year plan targeting annual savings of one billion euros. To ensure its future growth, Renault will maintain a strong focus on research and development and consolidate its international expansion. The implementation of the Alliance will continue to gain pace with the development of a second common platform and the intensification of cooperation in other areas. Renault will benefit fully from Nissan's recovery and the link-up with Volvo in the truck sector.

The significant growth in revenues will come notably from the Group's recent international development. The operating margin should exceed the objective of 4% of revenues on average over a business cycle, with Renault aiming for an operating margin in euros of an amount equivalent to that attained in 2000, based on an identical scope of consolidation. Before capital gains, earnings per share should be above the consensus of security analysts' forecasts, which is € 6 per share.



REVIEW

OF OPERATIONS[1]

AUTOMOBILE DIVISION

The Automobile Division groups passenger cars and light commercial vehicles. It also includes a number of industrial and service companies, most of which operate in areas related to the automobile business. In 2000 the Division's contribution to consolidated Group revenues was € 31,486 billion / FRF 206,533 billion, or 78% of the total.

Present in every segment

With the exception of luxury cars and pickups, Renault **is present in every segment of the market** thanks to its broad model range. Most models are available in numerous different versions that vary by body style, engine and equipment package. This differentiation is accomplished by means of a platform system[(a)], for which Renault is particularly renowned. Renault's Automobile Division currently builds vehicles on eight platforms.

(a)A platform system is a manufacturing process by which several different models can be built on a single underbody, or platform.

In the small-car segment (A and B segments), Renault offers three complementary models, the Twingo, Clio and Kangoo.

Twingo, launched in 1993 and restyled in September 1998, achieved market share of 3.6% in France and 1.1% in Europe in 2000. The New Twingo, which boasts new technical features and additional equipment, has been on the market since September 2000.

At the top end of the segment, **Clio II**, which replaced Clio in 1998, was the best-selling small car in France for the ninth consecutive year, with an 8.8% market share (up from 8.4% in 1999). It was also the third most widely sold small car in Europe, capturing 3.2% of the market. In September 2000, the Clio became the third Renault vehicle in a row to receive top marks for passive safety from the Euro NCAP organization.

Kangoo, introduced in late 1997, is a practical, economical, nonconformist vehicle that rounds off Renault's offering in this segment. In 2000, Kangoo achieved a market share of 0.5% in Western Europe, holding onto the number-one spot in its segment.

In the lower midrange segment (C segment), Renault launched **Mégane** in November 1995 and was the first carmaker in Europe to offer a **family of six models** built on the same platform. The initial five-door hatchback and coupé versions were followed by the Classic four-door sedan and Scénic monospace versions in 1996 and by a cabriolet in 1997. Production of the Mégane station wagon began at the Bursa plant in Turkey in 1998. The **Scénic**, launched in October 1996, instantly proved a resounding commercial success, being voted "1997 Car of the Year" and "1997 Import Car of the Year" in Japan. Mégane and Scénic were restyled in 1999. In 2000, Scénic received a new 1.9 dCi engine and the Scénic RX4 was launched. With a 9.6% share of the market in 2000 (8.7% in 1999), Mégane was the top-selling car in France. Mégane also increased its market share in Western Europe from 4.0% to 4.2% and moved up one place in the rankings to become the second most widely sold passenger car. In December, production of Scénic got under way at Nissan's Cuernavaca plant in Mexico.

In the upper midrange segment (D segment), Laguna, restyled in 1998, was replaced in January 2001, by **Laguna II**, which comes in a Hatchback and Sport Tourer version. In 2000, with market share of 1.1% for the hatchback and 3.1% for the station wagon, the first-generation Laguna maintained its positions in its segment both in Europe and in France.

In the high-end segment (E segment), Renault offers one model, the **Espace**. Production of **Safrane**, the top-of-the-range sedan launched in 1992 and restyled in 1996, was discontinued in summer 2000, and sales continued until stocks ran out. The **Espace** pioneered the monospace concept in Europe in 1984, when it was launched by Renault in partnership with Matra. Renault freshened its range in this segment with the new Espace in the fall of 1996 and the Grand Espace in January 1998. Available since September 2000 in a new range with new engines, the Espace remained the most widely sold monospace in Europe in 2000, with a market share of 0.4%. In June 1999 the Espace was recognized as the benchmark for passive safety in the monospace category.

In the light commercial vehicle segment, Renault likewise has a strong presence with the **Express**, **Trafic** and, since November 1997, the **Kangoo Express** and new **Master**, voted "1998 Van of the Year". At year-end 2000, with the **Kangoo Express, Clio Utility** and **Master** taking the top three spots for sales in this segment in France, Renault maintained its market-leading position with a 33.7% share. The

[1]Note on calculation methods for sales and registrations
In line with standard motor-industry practice, statistics on commercial performance and market share are based on the new-vehicle registrations. The information comprises the latest figures supplied by official organizations, supplemented by Renault's own estimates. Discrepancies between registrations and sales volumes may occur as a result of vehicles held in stock by the network and rentals of new vehicles.

Kangoo Express came first with 10.7% of the market, followed by the Clio Utility with 10.4%. The Master, with 6.2% of the market, was France's biggest-selling panel van.
In Europe, Renault consolidated its number-one ranking with penetration of 14.1%, as the Kangoo Express, Clio Utility and Master achieved market share of 6.1%, 2.8% and 3%, respectively. The Kangoo was once again the most widely sold light commercial vehicle in Europe in 2000. The Trafic accounted for 1% of the French market and 0.4% of the European market for light commercial vehicles; and a new version will be available in 2001.

Renault has forged an Alliance with Nissan and taken an 80.1% equity stake in the Romanian carmaker Dacia, thus acquiring a new brand. Thanks to complementary operations with these companies, the Group now covers the entire automotive spectrum, from the € 5,000 car, through pickup trucks and off-road vehicles, to premium sedans. The new Dacia Nova was brought to market in the fall of 2000.

Commercial performance

Sales[1]

In 2000, worldwide sales of **passenger cars and light commercial vehicles** under the Renault brand amounted to **2,289,411 units**. Renault also sold around 50,000 vehicles under the Dacia brand and 12,500 under the Samsung brand.

Worldwide sales of passenger cars and light commercial vehicles[2]

	1998	1999	2000	Change 2000/99
Passenger cars	1,866,035	1,987,455	1,966,417	-1.06%
Light commercial vehicles	263,970	301,203	322,994	+7.23%
TOTAL	**2,130,005**	**2,288,658**	**2,289,411**	**+0.03%**

[2] Includes Messengers and Mascotts under five tons as well as vehicles in temporary transit (TT) and vehicles sold to government departments.

Renault, the leading brand of the European market

In Western Europe, Renault was the number-one automobile brand on the **passenger car and light commercial vehicle** market for the third year running, with 11% of registrations, ahead of Volkswagen (10.7%), Opel (9.5%) and Ford (8.6%).

Market share in Western Europe, passenger cars and light commercial vehicles

	1998	1999	2000
Renault	**11.0%**	**11.3%**	**11.0%**
Volkswagen	10.8%	11.2%	10.7%
Opel	10.1%	10.2%	9.5%
Ford	10.3%	9.5%	8.6%
Peugeot	6.8%	7.5%	7.9%
Fiat	8.5%	7.6%	7.9%
Citroën	5.2%	5.2%	5.7%

With 10.6% market share, Renault held onto its number-two position on the **passenger car** market behind Volkswagen (11%).

Market share in Western Europe, passenger cars

	1998	1999	2000
Volkswagen	11.0%	11.5%	11.0%
Renault	**10.7%**	**11.0%**	**10.6%**
Opel	10.9%	10.9%	10.2%
Ford	10.0%	9.3%	8.5%
Peugeot	6.7%	7.4%	7.9%
Fiat	8.4%	7.4%	7.6%
Citroën	4.7%	4.7%	5.2%

With 14.1% penetration on the European market for **light commercial vehicles**, Renault consolidated its position as the leading brand ahead of Citroën (10.1%). Western Europe was once again Renault's biggest market in 2000, generating 81.8% of the brand's automobile sales (Cars + LCVs) by volume, of which 34.3% in France and 47.5% in the other European countries.
In 2000, 14.8 million new vehicles were registered on the European **passenger car** market, down 2.1% but still steady at the high levels reached in 1999. The Italian, UK, Belgian, Greek and Irish markets all expanded. In contrast, Germany contracted sharply, by 10.6% over the year. The East German market lost 17%, far more than that of Western Germany, which was down 10%. The markets of Spain, the Netherlands, Portugal, Austria, Sweden, Denmark, Finland, Norway and Iceland also lost ground. The French market remained stable (-0.7%).

[1] Discrepancies between registrations and sales volumes may occur as a result of vehicles held in stock by the network and rentals of new vehicles.


VEL SATIS

Western Europe

Total market in thousands of passenger cars


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
14,760
Other countries 3,210
Spain 1,381
United Kingdom 2,222
Italy 2,416
Germany 3,397
France 2,134

With supply lines under pressure, especially in the diesel sector, and pending the renewal of the top-of-range offering, Renault maintained market penetration at 10.6% in Western Europe. The brand increased its market share in France, Belgium/Luxembourg, Switzerland, Scandinavia and Ireland. Conversely, market share contracted in Germany, Italy, Spain, Portugal and the UK. In 2000, 1,558,105 new Renault passenger cars were registered in Western Europe.

Renault in Western Europe – passenger cars

	% change in new car registrations		Renault market share, %			Renault new car registrations
	Total market	Renault	1998	1999	2000	2000
Total Western Europe[(1)]:	- 2.1	- 5.9	10.7	11.0	10.6	1,558,105
France	-0.7	0	29.0	28.0	28.2	602,415
Germany	-10.6	-22.7	6.3	6.8	5.9	199,672
Spain	-1.8	-12.0	13.7	14.2	12.7	176,032
Italy	+3.1	-7.9	7.5	7.8	7.0	168,000
UK	+1.1	-2.4	8.0	7.5	7.3	161,142
Belgium-Luxembourg	+5.1	+9.3	10.7	10.8	11.2	62,363
Netherlands	-2.3	-6.7	8.6	9.2	8.8	52,609
Portugal	-5.5	-12.6	12.6	12.6	11.7	30,067
Switzerland	-0.2	+2.1	6.6	6.5	6.7	21,064
Austria	-1.0	-12.6	7.4	7.2	6.3	19,738

(1) EU, Iceland, Norway and Switzerland

The French market remained stable. With 602,415 new-car registrations, Renault was the number-one brand on its home market, raising its market share slightly from 28% in 1999 to 28.2% in 2000. France's biggest selling cars were Mégane, which took 9.6% of the market and registered volume growth of 10.4%, and Clio, which achieved 8.8% market share and volume growth of 4.2%.

In the Mégane range, Scénic had a 6% market share and registered a 32% increase in volumes. Twingo accounted for 3.6% of registrations, and in the upper midrange segment, Laguna, which was replaced in January 2001, maintained penetration of 3.1%. At the top of the range, the Espace captured 1.3% of the market.

In Northern Europe, Renault had 6.8% market share in 2000, after 7.2% in 1999. While still Germany's leading imported brand, Renault was hit by the downturn on the German market, especially in the east of the country, and its market share shrank to 5.9% from 6.8% in 1999. In the UK, Renault took a 7.3% market share, after 7.5% in 1999. In Belgium/Luxembourg, Renault's share increased to 11.2% from 10.8% in 1999 the highest since 1995.

In Southern Europe, Renault's share of the passenger car market was 8.9%, after 10% in 1999. In Spain, Renault maintained its position as leading brand, with a 12.7% market share (14.2% in 1999). Penetration was 7% in Italy (7.8% in 1999) and 11.7% in Portugal (12.6% in 1999).

Renault in Western Europe – light commercial vehicles

	% change in registrations		Renault market share, %			Renault registrations
	Total market	Renault	1998	1999	2000	2000
Total Western Europe[(1)]:	+ 5.0	+ 6.7	13.0	13.9	14.1	271,709
France	+10.5	+9.4	34.6	34.0	33.7	139,752
Germany	-3.2	+12.4	6.1	8.0	9.4	19,729
Spain	-3.3	-9.4	12.7	13.5	12.6	37,861
Italy	+14.5	+12.5	6.2	8.2	8.1	17,657
UK	+3.0	0	4.7	5.7	5.5	13,521
Belgium-Luxembourg	-6.8	+8.7	10.4	11.8	13.7	7,848
Netherlands	-2.9	+6.9	5.8	7.0	7.7	7,472
Portugal	+19.9	+12.0	11.7	11.7	11.0	16,730
Switzerland	+14.4	+20.0	5.5	5.7	6.0	1,480
Austria	+6.2	+21.3	5.2	5.8	6.6	1,750

(1) EU, Iceland, Norway and Switzerland

As in recent years, **the European market for light commercial vehicles** continued to grow strongly. The market expanded 5% and represented 1,922,587 units in 2000. Renault, with 271,709 registrations, consolidated its position as Europe's biggest selling brand in 2000 and outpaced the market by putting on 6.7%. Renault increased its market share from 13.9% in 1999 to 14.1% in 2000. The French market expanded 10.5% in 2000. Renault achieved market share of 33.7% with 139,752 registrations

Renault in Western Europe – passenger cars and light commercial vehicles

	% change in registrations		Renault market share, %			Renault registrations
	Total market	Renault	1998	1999	2000	2000
Total Western Europe[(1)]:	**- 1.3**	**- 4.2**	**11.0**	**11.3**	**11.0**	**1,829,814**
France	+1.0	+1.6	29.9	28.9	29.1	742,167
Germany	-10.2	-20.5	6.3	6.9	6.1	219,401
Spain	-2.0	-11.5	13.5	14.1	12.7	213,893
Italy	+3.9	-6.3	7.4	7.8	7.0	185,657
UK	+1.3	-2.2	7.7	7.3	7.1	174,663
Belgium-Luxembourg	+3.9	+9.3	10.7	10.9	11.4	70,211
Netherlands	-2.4	-5.2	8.2	8.9	8.7	60,081
Portugal	+2.6	-5.1	12.3	12.3	11.4	46,797
Switzerland	+0.8	+3.2	6.6	6.5	6.6	22,544
Austria	-0.5	-10.6	7.2	7.1	6.4	21,488

(1) EU, Iceland, Norway and Switzerland

Total registrations of new Renault passenger cars and light commercial vehicles in Western Europe amounted to 1,829,814 units, a 4.2% decrease on 1999.

Central Europe: penetration rises to 7%

In **Central Europe** (Poland, Hungary, Slovakia, the Czech Republic, Slovenia, Croatia, other Balkan States and the Baltic States), the market for passenger cars and light commercial vehicles contracted 12.8%. Renault, however, lost just 2.3% and extended its market share from 6.3% in 1999 to 7% an across-the-board increase in all the countries of the region and on both the passenger car and light commercial vehicle markets. In Poland, the region's biggest market, overall registrations plummeted by more than 25% owing to an economic and financial crisis and an increase in car taxes. Nevertheless, Renault raised its penetration of the Polish market from 5.1% in 1999 to 5.9% in 2000. In Slovenia, the second biggest market in the region for Renault, Renault was again the best selling brand in 2000, with 20% of the market for passenger cars and light commercial vehicles. In Hungary, Renault sales by volume grew more than 34.5% and penetration was up 1.8 percentage points to 7.3% in 2000. In the Czech Republic, Renault sales by volume increased 10.1% and the brand took 5.2% of the market. Renault also continued expanding in Croatia, where it took an additional 1.6% of the market, and in the Baltic States, where its market share increased by 3.2%.

Registrations up 30% in the rest of the world

In the rest of the world (excluding Western and Central Europe), registrations under the Renault brand were up 30% to 340,389 passenger cars and light commercial vehicles in 2000, compared with 261,538 in 1999.

In **Turkey**, Renault's biggest market outside Western Europe, Renault remained in first place with 19.4% of the automobile market and 23% of the passenger car market. As the automobile market expanded by a hefty 58.9%, total Renault registrations by volume advanced 47%. The Clio Symbol was launched just one year ago and already accounts for more than 25% of the brand's sales.

In **Israel**, Renault's share of the passenger car market increased 1.8 percentage points to 7.1% with registrations by volume rising 74%.

In **Mercosur**, the automobile market recovered with a 9.3% increase after losing 19% in 1999. Renault pursued its growth policy, reporting an 11.1% increase in sales to 120,420 and taking 6.4% of the passenger car and light commercial vehicle market in 2000. In **Brazil**, Renault's market share continued to rise, reaching 4% in 2000 after doubling to 2.7% in 1999 from 1.3% in 1998. The new Ayrton Senna plant came on stream in late 1998, turning out Scénics, New Clios and Clio Sedans. With the market growing by a strong 17.9%, Renault reported a 74% sales increase, of which Scénics accounted for one-third. In **Argentina**, where the market was in recession, Renault consolidated its leading position with penetration of 18% (after 19.1% in 1999). The Santa Isabel plant in Cordoba has been manufacturing Clio II since September 2000. In **Chile**, Renault increased its share of the market from 1.3% in 1999 to 3% in 2000.

In **Colombia**, the brand grew by 31.8% and took 13% of the market after 9.9% in 1999. In Venezuela, Renault's penetration rose from 2% in 1999 to 5.2%, with more than 7,400 vehicles sold, compared with 2,100 in 1999.

In **Romania**, Renault became the number-one European import under its own brand with 4,582 new-car registrations after 706 in 1999. Under the Dacia brand, 50,133 new cars were registered in 2000, compared with 83,841 in 1999. The automobile market contracted 30.5% on 1999. With 62.4% of the total market for passenger cars and light commercial vehicles, Dacia remained the country's leading brand.

In **Russia**, Renault expanded its sales network to 30 outlets. This enabled it to continue growing, with 3,081 vehicles sold, compared with 1,146 in 1999.

The Renault distribution network

The Renault Group distributes its vehicles in Europe through a primary and a secondary distribution network. The primary network consists of Renault France Automobiles (in France only), Renault subsidiaries, and exclusive dealers that sell and service Renault vehicles in their assigned geographic territory.

Renault pursued its policy of transforming the primary distribution network, extending efforts to encompass the Nissan network. As part of the Alliance, a network of "hubs" is being created, aimed at improving coverage, performance and professionalism across larger areas with similar characteristics. In France, Germany, Spain, Italy, the Netherlands, the UK and Switzerland, the hub policy is being developed in conjunction with Nissan, which opens the door to bigger potential economies of scale.

The secondary distribution network is made up of Renault's sales representatives and franchised retailers, also exclusive, that are generally small businesses with commercial ties to a dealer.

Renault distribution network in Europe[1] (number of outlets)

	1998		1999		2000[2]	
	Europe	o/w France	Europe	o/w France	Europe	o/w France
Branches and subsidiaries	127	68	119	64	122	65
Dealers	2,342	372	2,169	346	1,988	296
Sub-dealers	10,770	6,326	9,998	6,053	9,672	5,900
TOTAL	**13,239**	**6,766**	**12,286**	**6,463**	**11,782**	**6,261**

[1] Includes the 10 European subsidiaries plus Poland, Hungary, Croatia, the Czech Republic, Slovenia and Slovakia.
[2] Forecasts at December 31, 2000, prepared at end-October 2000 on the basis of the number of entities having a legally binding agreement with Renault

European Union regulations on automobile distribution allow carmakers, under certain conditions, to grant exclusive territorial and brand rights and to prohibit resale of their products by their own distribution network to intermediaries outside that network. This regulation (1475-95) expires on September 30, 2002.

Like all European carmakers, Renault supports the idea of a selective and exclusive distribution system in order to better serve consumers. Owing to the specific nature of the industry's product -in terms of safety and environmental protection, for example -automobile distribution should be handled by properly equipped and trained professionals who meet the manufacturer's standards. This is the situation not only in Europe, but also in the US and Japan. A selective network also ensures a competitive local sales and after-sales service across Europe for all customers. A survey conducted by the French polling institute Sofres in France, Germany, the UK, Italy and Spain, showed that customers approve of the current system and especially the link between sales and after-sales. On November 15, 2000 the European Commission adopted an Evaluation Report and in 2001 will draw up its initial proposals on the distribution system that will apply from October 2002.

An active partnership policy

The Automobile Division's pursuit of quality, cost-reduction and delivery-time goals is leading to significant changes in supplier relations. As a result, partnership and cooperation arrangements are being developed well ahead of new-model launches.

To strengthen ties with suppliers, in 1999 Renault opened an **industrial supplier park** on the grounds of its Sandouville plant for five of its main parts suppliers. Having suppliers located as close as possible to the assembly lines offers advantages in terms of logistics and permits just-in-time and in sequence supply.

As part of the Renault Group's strategy of profitable growth, the Automobile Division has established collaborative projects and partnerships to share development costs.

- Renault has entered into a number of cooperation agreements with PSA Peugeot Citroën. The two groups have worked together since 1966 on developing powertrains -engines at their jointly- owned affiliate, Française de Mécanique, and automatic transmissions at Société de Transmissions Automatiques. In April 1999, PSA Peugeot Citroën and Renault signed an agreement to enhance the industrial synergies between them in Mercosur. Under this agreement, Renault will supply one-liter gasoline engines to PSA Peugeot Citroën starting in 2001.

- Matra and Renault have collaborated since the early 1980s on the design and manufacture of the Espace. In July 1998 the two companies entered into a partnership agreement aimed at developing and marketing Avantime, a new top-range vehicle that was presented at the Frankfurt Motor Show in 1999.

- Renault has also signed a number of commercial and industrial agreements to buy and sell components, notably with Volvo for transmissions and engines, or to pool certain activities, such as with Fiat (Teksid foundries, starting in the first half of 1999).

- In the area of light commercial vehicles, Renault and General Motors signed a framework agreement in 1996 and confirmed it with a cooperative undertaking in 1999. Renault and GM Europe are jointly developing a new 2.5-to 2.8-ton light commercial vehicle that will replace the Trafic. Each manufacturer will market the vehicle under a different name starting in 2001. As part of this undertaking, Renault has been supplying GM Europe with Master 2 vans since 1998. Built in Batilly in France, this vehicle is sold by Renault, Opel and Vauxhall under their respective nameplates.

Production and principal manufacturing sites

Renault set a new record in 2000 by producing **2,348,020** passenger cars and light commercial vehicles, up 4% on 1999.

Renault worldwide production – by origin
Passenger cars and light commercial vehicles

	1998	1999	2000
Manufactured in France	1,373,936	1,376,707	1,420,355
Manufactured outside France	823,459	881,211	927,665
TOTAL	**2,197,395**	**2,257,918**	**2,348,020**

Renault worldwide production – by model
Passenger cars and light commercial vehicles

	1998	1999	2000
Passenger cars			
Twingo	222,033	204,449	195,530
Clio	507,485	571,878	641,779
Kangoo	109,266	119,485	113,788
Renault 9	30,271	12,920	-
Renault 12	20,024	19,461	-
Renault 19	51,300	33,788	24,372
Mégane	691,384	722,982	778,288
Laguna	220,676	205,301	169,512
Laguna 2			13,098
Spider	380	61	-
Safrane	22,853	21,892	12,235
Espace	67,061	70,191	67,959
Avantime			107
Total passenger cars	**1,942,733**	**1,982,408**	**2,016,668**
Light commercial vehicles			
Express	39,151	24,239	13,719
Kangoo Express	85,995	107,267	143,350
Twingo Utility	2,701	2,459	2,306
Clio Utility	37,533	46,193	49,051
Mégane Utility	12,119	9,085	8,229
Laguna Nevada Utility	75	7	-
Trafic	30,421	17,316	11,516
Master 2	46,667	68,944	91,183
Mascott			11,982
Total LCVs	**254,662**	**275,510**	**331,352**
Total PCs + LCVs	**2,197,395**	**2,257,918**	**2,348,020**

Manufacturing sites

In 2000, Renault's Automobile Division operated more than 30 manufacturing sites in France and elsewhere. The principal sites are listed below.

Flins	Clio II, Twingo
Douai	Mégane, Scénic
Sandouville	Safrane, Laguna, Laguna Nevada, Laguna II
Maubeuge	Express, Kangoo
Batilly	Trafic, Master, Mascott
Palencia (Spain)	Mégane (B,L,D)
Valladolid (Spain)	Clio II, engines
Novo Mesto (Slovenia)	Clio II
Bursa (Turkey)	Renault 19, Mégane (K,L), Clio II Sedan
Cordoba (Argentina)	Renault 19, Clio, Clio II, Mégane (B,L), Kangoo, Trafic
Curitiba (Brazil)	Scénic, Clio II
Cléon	Engines, gearboxes
Le Mans	Front/rear suspension systems, mechanical components, gearboxes
Séville (Spain)	Gearboxes
Cacia (Portugal)	Gearboxes, machining of mechanical parts, engines
Pitesti (Romania)	Dacia
Pusan (South Korea)	Samsung (SM5)


5735 WWY92

COMMERCIAL VEHICLES DIVISION

Presentation

The major event of the year 2000 was the forging of an alliance between Renault and AB Volvo, the holding company for the Volvo group (see Chapter II, pages 37 to 38).

The Commercial Vehicles Division's contribution to Group revenues was € 7,033 million / FRF 46,137 million, or 17.5% of the consolidated total in 2000. The Renault V.I./Mack group, the world's fourth-largest manufacturer of high-end trucks, makes and sells commercial vehicles in both of the two largest markets, Europe and the United States.
Renault V.I. does business in Europe and more than 80 countries, while Mack Trucks Inc. operates primarily in North and South America and the Asia-Pacific region.

Until July 2000, Renault V.I. was also present in the passenger transport sector through its Irisbus affiliate, a joint venture with Iveco set up in early 1999. Irisbus designs, builds and markets a broad range of coaches and buses. Because coaches and buses are not part of the agreement with Volvo, Renault V.I.'s 50% stake in Irisbus has been transferred to Renault SA and is no longer consolidated by Renault V.I..

Trucks

In 2000 the Renault V.I./Mack group posted sales of 103,646 vehicles, an increase of 11% over 1999. This figure includes sales of 8,819 units of the Master, the light commercial vehicle sold under a co-distribution agreement with Renault. Excluding the Master, group sales totaled 94,827 units, up 8.4% on 1999. Sales rose significantly under the combined effect of record volumes in the European market, a marked upturn in export sales and upgrading of the product range in Europe.

Between 1996 and 2000 **Renault V.I.** renewed its entire product range, which extends from small 3.5-ton vans to 44-ton and larger vehicles. Following the April 1999 launch of the Mascott, a small delivery truck in the 3.5- to 6.5-ton segment, Renault V.I. introduced the **Midlum** in February 2000. Available in some 20 versions ranging from 6 to 16 tons, the Midlum replaces the Midliner for all short- and medium-haul transport and delivery applications.
The Magnum line evolved significantly in 2000. Now called **Magnum E-Tech**, this truck is powered by the new Mack E-Tech 12-liter engine (available in 400bhp, 440bhp and 480bhp versions) with electronic unit pump (EUP) fuel injection and the third-generation V-Mac III electronic control system.

The top-of-the-range Premium line was extended in May 2000 with the **Premium 420 dCi**, the first road tractor to be equipped with a common-rail fuel injection system as part of Renault V.I.'s new 11-liter, 420bhp diesel engine. The EURO 3 engines that will power all existing Renault V.I. trucks starting in October 2001 were also presented in February 2000.
Long known as a specialist in driver comfort, Renault V.I. in 2000 introduced its roomy "Global" cab, two meters deep, offered on Midlum and Premium trucks as well as Kerax heavy-duty, municipal services and construction site vehicles.
In North America, **Mack**, which celebrated its first hundred years in 2000, builds short-haul and long-haul road vehicles and is the number-one producer of vehicles for use at construction sites, in municipal services and under extreme conditions. The fact that most of its trucks are equipped with its own Mack brand engines sets Mack apart from other US truck makers.
In June 2000 Mack introduced the CH/LNG road tractor powered by the new Mack Eco-Tech liquefied natural gas engine, which has particularly low emissions.
To implement a common Product Plan for Renault V.I. and Mack, a cross-company management organization spanning 27 functions and covering all functional units has been put in place. Collaboration between functional units is facilitated by "collocation" of design and procurement units.
The **Renault V.I./Mack "World Truck Convergence"** strategy, which aims to cover the entire upper range (Class 8 / over 16 tons) with a single platform, made a significant advance in June 2000 when management approved a project to create a common rolling chassis for the Magnum, Premium and Kerax trucks in Europe and Mack's Vision and CH trucks in the United States.



Record truck production in 2000

Total production of trucks by the Renault V.I./Mack group in 2000 was up 9.9% over 1999 to just shy of 100,000 units: 96,067 vehicles, a new record for the group.

Renault V.I./Mack consolidated production[1]

(Number of units)	1998	1999	2000	% change 2000/99
Vehicles under 5 tons	4,215	5,044	8,321	+65.0%
Vehicles over 5 tons	77,791	82,392	87,746	+6.5%
- Europe	44,914	43,364	53,157	+22.6%
- Mack Trucks	32,877	39,028	34,589	-11.4%
TOTAL	82,006	87,436	96,067	+9.9%

[1] *Including Mascott vehicles built at Renault's Batilly plant.*

The Division's main manufacturing sites are spread across four countries.

France:	
Blainville-sur-Orne	Midlum, cabs for all models
Bourg-en-Bresse	Magnum and Premium
Limoges	mechanical components, reconditioning of military vehicles
Vénissieux	engines, stamping, casting, mechanicals
Saint-Priest	drive shafts, axles
Spain:	
Villaverde	Kerax, mechanicals
United States:	
Winnsboro	CH, CL, Vision
Macungie	MR cab-forward, LE and DM heavy-duty, DMM, RB, RD
Hagerstown	engines, gearboxes
Australia:	
Brisbane	assembly of Mack and Renault V.I. trucks

Following the manufacturing reorganization in 1999 that increased specialization at each plant, all cabs for Renault V.I. trucks are now made at Blainville-sur-Orne in Normandy, and the Bourg-en-Bresse plant in the Rhône-Alpes region is devoted exclusively to assembly of upper-range trucks.

The supplier park at the Blainville plant represents a first for the Group. Five companies set up operations at the site in late 1999 and began delivering on a just-in-time basis in 2000.

At the **European sites**, 2000 was a year of **historically high production volumes** as plants were kept busy meeting demand. Output increased 27% to 61,478 units, all model ranges combined.

In the **United States**, Mack's record production of 39,028 Class 8 trucks in 1999 was followed by an 11.4% decline to 34,589 units in 2000, requiring the Winnsboro assembly plant to revert to a single shift in the second half of the year.

Cooperation agreements

Following the agreement with Volvo, Renault V.I.'s 50% stake in Irisbus was transferred to Renault SA on July 28, 2000. Under an agreement signed on December 29, 2000 Renault V.I. and Sisu, a Finnish subsidiary of the Partek group, have unwound their co-ownership of RS Hansa Auto Oy. Sisu has acquired Renault V.I.'s 50% share in that company and become Renault V.I.'s importer in Finland, where Renault V.I. vehicles have close to 20% market penetration.

In the defense business, Satory Military Vehicle (Satory MV), a 50-50 joint venture with Giat Industries, was created on December 28, 2000, mainly to build the new VBCI armored infantry combat vehicle. A firm order for an initial 65 units for the French army was obtained in November 2000, with a production target of 700 units in total by 2010.

Implementation of the cooperation agreement with Dutch truck maker Daf, a subsidiary of US-based Paccar, continued at a brisk pace in 2000. Under this agreement, Renault V.I. is producing cabs at its Blainville plant for Daf's new midrange truck models.

Record registrations of Renault V.I./Mack vehicles in 2000

The year 2000 was a record year for the European truck market and a year of regained dynamism in a great many other markets, among them Eastern Europe, Turkey and the Middle East. In the United States, by contrast, a downturn in demand for trucks caused the market to decline by nearly 20%.

Total truck registrations of the Renault V.I./Mack group came to 103,646 units, up 11% from 1999. Renault V.I. registrations were 67,814 units, up 27.4% from 1999, while Mack registrations were 35,832 units, down 10.7%.

Renault V.I./Mack consolidated registrations

(number of units)	1998	1999	2000	% change 2000/1999
Vehicles under 5 tons[1]	**10,451**	**10,901**	**17,301**	**+ 58.7%**
Master	5,659	5,912	8,819	+ 49.2%
Mascott	4,792	4,989	8,482	+ 70.0%
Vehicles over 5 tons	**76,399**	**82,453**	**86,345**	**+ 4.7%**
Europe	33,933	36,141	41,349	+ 14.4%
North America	31,253	38,716	33,923	- 12.4%
Rest of the world	11,213	7,596	11,073	+ 45.8%
TOTAL	**86,850**	**93,354**	**103,646**	**+ 11.0%**

[1] Included in new registrations of light commercial vehicles produced by the Automobile Division.

Mascott vehicles over 5 tons	*1,493*	*1,744*	*3,147*	*+80.4%*

Worldwide registrations of Renault V.I./Mack trucks over 5 tons were 86,345 units, an increase of 4.7% over 1999.

Renault V.I. registrered a total of 20,448 light commercial vehicles: 11,629 Mascotts (3,147 of which over 5 tons) and 8,819 Masters.

Consolidated registrations of trucks over 16 tons

(number of units)	1998	1999	2000	% change 2000/99
Europe	25,986	28,166	29,982	+6.5%
North America	29,617	37,165	32,741	-11.9%
Rest of the world	7,657	4,726	6,132	+29.8%
TOTAL	**63,260**	**70,057**	**68,855**	**-1.7%**

• Western Europe

In 2000 the European truck market reached an all-time high of 350,412 registrations of new vehicles over 5 tons, up 4%, and nearly 246,855 units over 16 tons, up 4.5%.

Western Europe
Total market for trucks over 5 tons (thousands of units)



400
350
300
250
200
150
100
50
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
Germany
Other countries
United Kingdom
Spain
France

In Europe as a whole, Renault V.I. gained 0.6 of a percentage point of market share in the over 5-ton segment, to 11.3% from 10.7% in 1999, and 0.3 of a point in the over 16-ton segment, to 12.4% from 12.1% in 1999. In the over 5-ton segment, significant gains were achieved in Portugal and the United Kingdom.

Renault V.I. performance in the five largest European markets

	Vehicles over 5 tons			Vehicles over 16 tons		
Market share %	1998	1999	2000	1998	1999	2000
France	39.1%	37.0%	**36.1%**	37.9%	36.4%	**35.6%**
Spain	19.4 %	18.0%	**18.0%**	19.4%	17.4%	**17.8%**
Italy	10.1%	9.3%	**9.4%**	10.1%	9.4%	**9.5%**
United Kingdom	4.3%	4.8%	**5.9%**	5.7%	6.5%	**6.5%**
Germany	1.4%	1.5%	**1.8%**	1.9%	2.1%	**1.9%**
Europe	10.8%	10.7%	**11.3%**	12.1%	12.1%	**12.4%**

In France, the market continued to expand at a rate of almost 8% a year, peaking at 57,713 new vehicles registered in the over 5-ton segment, compared with 53,549 in 1999. Renault V.I.'s market share slipped 0.9 of a percentage point to 36.1%, in large part owing to a marketing policy that gave priority to international development and improved profitability.

Commercial success in light commercial vehicles

Total registrations of Master and Mascott light commercial vehicles rose nearly 62% to 20,448 units, including 8,819 Masters sold by the Renault V.I. network. The new Mascott range, launched in April 1999, has scored a resounding commercial success with 11,629 units registrered in 2000 a 72.7% increase from 6,733 units in 1999.

• **North America**

After peaking at an all-time high of 321,200 units (Class 8 factory sales) in 1999, the North American market for Class 8 trucks (over 16 tons) contracted by 25.1% in 2000 to approximately 240,290 units. Despite the sharp slowdown in demand, Mack was able to strengthen its position with a 2.3 point gain in market share to 14.3%.

Measured by retail sales, the Class 8 market in the United States posted a 19.4% decline, from 262,316 units in 1999 to 211,507 in 2000. This contraction had been foreshadowed by a downturn in orders in late 1999.

United States
Total market for Class 8 trucks -retail sales- (thousands of units)



300
250
200
150
100
50
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000

Notwithstanding the market downturn, Mack increased its US registrations of Class 8 trucks for the eighth consecutive year, raising its market share from 13.1% to 13.3% and confirming its hold on third place in the brand ranking.
In the Class 8 market, Mack posted retail sales of 28,210 vehicles, down 17.7% from 34,264 in 1999. In the Class 6 and 7 market, Mack sold 1,342 Midliners (down 17%) made in France at the Blainville plant. The Midliner is shortly to be replaced by the US version of the Midlum. The Vision, introduced in February 1999, is proving a great commercial success for Mack, enabling it to improve its position in the long-haul highway segment that represents 50% of the Class 8 market in the United States. A total 5,305 units were sold in North America in 2000, up from 2,000 in 1999.
In June 2000, Mack set up its new "Mack Power" business unit, which manufactures, markets and services diesel engines designed for marine and industrial applications.

• **Rest of the world**

Renault V.I./Mack sales of trucks over 5 tons outside Western Europe and North America totaled 11,073 units, an increase of 45.8% over 1999 (7,596 units), as economic growth revived in a number of regions around the world.

Renault V.I.'s export sales were up 48.4% on the strength of good performance in Turkey (1,251 units), the Maghreb (1,827) and the Middle East, notably Iran (1,026) and Iraq (229). Sales to Eastern Europe also increased, from 1,600 in 1999 to 2,453 in 2000. Renault V.I. stepped up the pace of its international deployment strategy, notably by returning to South Africa with Nissan South Africa as its importer and establishing a subsidiary in Argentina by acquiring its previous importer.
Mack's export sales were up 34.4% to 1,909 units in 2000, from 1,420 in 1999. Mack made considerable strides in its deployment strategy for Latin America. A Mexican subsidiary, Mack Vehiculos Industriales, was established in May 2000 to take advantage of development prospects opened by NAFTA, and another wholly-owned subsidiary was set up in Venezuela, where Mack holds a dominant position.



Trafic

Coaches and buses

Irisbus was created in 1999 by a merger of the coach and bus activities of Renault V.I. and Iveco. On July 28, 2000 Renault V.I.'s 50% equity interest in Irisbus was transferred to Renault SA.

In 2000 Irisbus consolidated its number-two position in Europe with market share gains in its main commercial territories.

Total sales amounted to 9,811 vehicles, and production at Irisbus's seven plants totaled 7,221 units. Irisbus's contribution to Group revenues in 2000 was € 552 million / FRF 3,620 million.

In the market for vehicles over 3.5 tons, Irisbus improved its penetration to 27.1% (from 26.4% in 1999), with market share of 50.1% in France, 49.9% in Italy and 30.5% in Spain. It posted its strongest growth in Spain (up 2.4%) in an intensely competitive market.

With its fast-growing Karosa and Ikarusbus subsidiaries, Irisbus occupies market-leading positions in both the Czech Republic and Hungary. The acquisition of Ikarusbus in 1999 enabled the group to land a large contract to supply 286 vehicles to the city of Moscow.

The Australian subsidiary set up in 1999 has likewise met its sales objectives in its first months of existence. To increase sales in other countries of the world, Irisbus has established a new international marketing organization.

Civis-Cristalis, the new urban transport concept developed by Irisbus in partnership with Matra Transport International for the optical guidance system, has moved into the manufacturing phase. The first production vehicles, being assembled in the Rorthais and Annonay plants, are destined for the cities of Lyons, Rouen, Grenoble and Clermont-Ferrand. Irisbus has signed a letter of intent with the Regional Transportation Commission of Clark County, Nevada to supply a Civis system for Las Vegas, a first step for Irisbus in entering the US market.

During its second year in business, Irisbus also stepped up its efforts in product development. A new R&D organization was set up to lead the group's integration of future technologies. The objective is to assist passenger transport providers in implementing solutions that are ever more economical, safer, of better quality and less harmful to the environment.

An example of these efforts is the provision for new energy sources such as fuel cells to power Irisbus's vehicles. The electrically powered Civis has been designed from the outset to accommodate this zero-emissions energy source of the future. The cities of Paris and Turin have contracted with Irisbus to develop a Civis and a City Class, respectively, powered by a fuel cell.

As a condition of its approval of the agreement between Renault and Volvo, the European Commission has demanded that Renault end its joint venture with Iveco within two years.



FINANCE DIVISION

The principal missions of the Finance Division are to:

• Offer attractive financing packages to the Group's brands, backed up by services that make it easier to buy and use passenger cars, light commercial vehicles and trucks and that enhance customer loyalty (Renault Crédit International and Renault V.I. Finance).

• Finance inventories of vehicles and spare parts held by dealers and Renault France Automobiles, the wholly-owned Renault subsidiary comprising all the subsidiaries and branch offices in France.

• Take part in managing cash and financial risks for the Renault Group (Société Financière et Foncière and Renault Finance).

The Finance Division also takes part in financing some of the Group's corporate, real-estate and information-technology investments.

As financial platforms at the service of the Renault Group, its distribution network and its customers, the companies in the Finance Division are, for the most part, controlled by a holding company, Compagnie Financière Renault, a wholly-owned subsidiary of Renault. Around 60 companies, including Europe's largest car loan group by number of vehicles financed, and two banks, are involved in supporting the industrial and commercial development of the Group.

In 2000 Compagnie Financière Renault had consolidated pre-tax income, including the proportionate share of income from companies accounted for by the equity method, of € 311 million / FRF 2,042 million. Its net income amounted to € 187 million / FRF 1,224 million. With these results, Compagnie Financière Renault confirmed its position as a dependable profit center for the Group.

Financing vehicle sales

Renault Crédit International (RCI) finances sales of Renault and Nissan vehicles in Europe. It offers individuals and corporate clients an extensive range of financing services: new and second-hand vehicle loans, rental with purchase option, leasing, long-term leasing, and services relating to contracts for maintenance, warranty extension, insurance, assistance and fleet management.

RCI also finances inventories of new and second-hand vehicles and spare parts held by dealers, as well as their short-term cash flow needs.

RCI pursued the integration of Nissan's financial subsidiaries acquired in 1999 by merging entities and management teams. In Germany, the activities of Nissan Bank GmbH were taken over by RCI's local branch. In Spain and Italy, the Nissan entities were merged and absorbed. In the Netherlands, the structures will be rationalized from early 2001.

In June 1999 Diac took over the financing of Nissan's activities in France, which include financing of customers' vehicles, related services (insurance and assistance) and network financing.

RCI's diverse coverage, through its existing subsidiaries and partnerships, reflects its commitment to supporting Renault's international growth. The Renault-Nissan Alliance and Renault's acquisition of Dacia highlight the need to strengthen this core strategy. In Mexico, the Renault-Nissan Alliance's longer-term aim is to secure a leading position on a potential market estimated at 1 million vehicles a year by 2010. To pave the way for this, in 2000 RCI opened a sales office in Mexico and is currently studying the feasibility of an automobile financing activity in partnership with a leading bank. The creation of a company to finance the two carmakers' sales is planned for first-half 2001.

In Romania, RCI is supporting the expansion of Renault, which owns 80.1% of local carmaker Dacia.

Through a partnership with the Romanian Development Bank, part of the Société Générale group, a lending range was organized for Dacia's distribution network at the beginning of the year, then extended to Renault's network in November. Almost 5,000 customers have been financed so far. This initial stage has enabled RCI to establish itself on the Romanian market, with the creation of a commercial company, Renault Finantare Romania. In 2001, RCI's presence could be strengthened. In particular, the company plans to introduce a leasing range. In Hungary, RCI is working to set up a brand financing company to support Renault's fast sales growth. The company should begin operations in first-half 2001 in partnership with an international financial institution.

In Brazil, the joint venture with Sudameris Brésil (Comit group) was able to begin operations at the beginning of the year, after receiving the go-ahead from the central bank.

In Argentina, activity started up in May, with the joint venture with Banco Frances (BBVA group) handling customer business and an RCI branch taking charge of network financing activities.

With total assets of € 18.4 billion / FRF 121 billion at year-end 2000, RCI is one of the leading providers of automobile loans in Europe.

Headed by a bank holding company -Renault Crédit International SA Banque, a wholly-owned subsidiary of Compagnie Financière Renault- the Group has consolidated net capital of € 1.6 billion / FRF 10.5 billion, 82.7% of which is core capital, after a capital increase in December 2000. RCI's consolidated net income was € 141 million / FRF 925 million in 2000, compared with € 135 million / FRF 883 million in 1999.

In an increasingly competitive financing market, RCI booked 878,014 new contracts (not including "card" business in France) in 2000, compared with 1,012,000 in 1999 (Sygma Finance volumes are now fully consolidated). Total amounts financed came to € 8 billion / FRF 52.3 billion, compared with € 8.8 billion / FRF 58.3 billion in 1999.

Nissan subsidiaries recorded a total of 126,800 new contracts, compared with 156,000 in 1999. The loan companies' outstandings rose 3%, from € 16.2 billion / FRF 106.6 billion in 1999 to € 16.8 billion / FRF 110.2 billion in 2000. At year-end, RCI had 3,460 employees, divided between France (1,784 employees) and the rest of Europe (1,676 employees).

At the end of 2000, RCI had financed 30.7% of new Renault vehicles sold in Europe (compared with 33.8% in 1999) and 22.7% of Nissan vehicles in the five countries in which subsidiaries were operating (compared with 30% in 1999).

In France, three companies provide sales financing for Renault and Nissan vehicles:

- Diac SA finances sales to customers through Renault's automobile distribution network,
- Diac Location, the French market leader in long-term leasing of automobile fleets, offers a full range of lease packages including services,
- Cogéra finances inventories of vehicles and spare parts at Renault and Nissan dealers and Renault France Automobiles. It is also responsible for monitoring and controlling the Renault Group's risk on the distribution network. The Diac group decided to withdraw from Sygma Finance because of economic imbalances, particularly the cost of risk.

With more than 269,217 customer contracts (not including cards), the Diac group continued to finance the same proportion of new vehicles (28.35%), while the number of contracts to finance second-hand vehicles was 59,550, compared with 64,271 in 1999, an exceptionally high year.

Outside France, RCI operates in Germany, the UK, Spain, Italy, Portugal, Austria, Belgium, the Netherlands, Switzerland, Argentina and Brazil, through some 30 subsidiaries and branch offices charged with promoting sales of Renault and Nissan automobiles.
In 2000 these subsidiaries and branch offices, which offer customers products and services tailored to needs and local constraints, financed 608,797 customer contracts. The new facilities in Brazil and Argentina generated 11,538 and 1,788 contracts, respectively, in their first year of activity.



Sales financing

PC and LCV market[2]

		RCI penetration rate	Number of new loan contracts [3]	Amounts financed [3]		Net outstanding at year-end		o/w Renault network	
				€ million	FRF million	€ million	FRF million	€ million	FRF million
Germany	2000	46.4	245,222	1,957	12,836	4,884	32,038	1,122	7,363
	1999	49.8	291,738	2,289	15,016	4,771	31,297	1,051	6,893
Austria	2000	19.5	7,108	61	401	152	1,000	56	370
	1999	18.3	7,618	55	362	139	909	49	323
Belgium	2000	16.4	12,678	85	560	238	1,561	98	642
	1999	15.1	10,691	43	284	142	930	77	506
Spain	2000	32.1	110,168	1,086	7,124	2,112	13,851	403	2,644
	1999	31.9	118,681	1,084	7,112	1,869	12,262	408	2,675
France	2000	28.4	269,217	2,638	17,302	4,889	32,070	1,341	8,797
	1999	29.0	275,586	2,677	17,560	4,650	30,504	1,211	7,943
UK	2000	18.6	73,025	865	5,674	1,667	10,933	223	1,464
	1999	26.4	108,712	1,138	7,466	1,954	12,819	279	1,828
Italy	2000	32.4	95,502	824	5,406	1,554	10,191	274	1,796
	1999	44.9	136,607	1,078	7,069	1,614	10,586	299	1,961
Netherlands	2000	8.2	14,075	99	652	473	3,102	238	1,561
	1999	9.0	13,978	152	997	432	2,834	205	1,342
Portugal	2000	28.0	17,217	153	1,001	355	2,331	75	489
	1999	38.1	24,021	190	1,246	360	2,363	107	701
Switzerland	2000	31.0	8,577	110	719	187	1,228	27	177
	1999	30.4	7,895	95	623	167	1,098	30	200
Sygma Finance[4]	2000		11,899	60	391	91	594	3	18
	1999		16,552	80	528	75	492	5	35
TOTAL EUROPE[1]	2000	29.4	864,688	7,937	52,065	16,602	108,899	3,860	25,321
	1999	33.3	1,012,079	8,882	58,263	16,174	106,094	3,721	24,408
OTHER COUNTRIES[5]	2000		13,326	44	288	114	749	79	517
	1999								
Total RCI group	2000	28.8	878,014	7,981	52,353	16,716	109,648	3,939	25,838
	1999	33.3	1,012,079	8,882	58,264	16,174	106,094	3,721	24,408
"Card" business	2000		50,743	114	746	90	590		
	1999		58,979	107	702	74	485		
GRAND TOTAL	2000		928,757	8,095	53,099	16,806	110,238	3,939	25,838
	1999		1,071,058	8,989	58,966	16,248	106,579	3,721	24,408

[1] The statistical data are for the 10 European countries in which Renault Crédit International has a direct presence.
[2] Market for passenger cars and light commercial vehicles.
[3] 1999 figures have been restated to include the full-year activity of Nissan's finance subsidiaries.
[4] For Sygma Finance, the number of loan contracts is now fully integrated. Data for 1999 have been restated accordingly.
[5] For the other countries (Argentina and Brazil), RCI's penetration has been calculated from May 2000, when activity commenced.

Services

In Europe the RCI group complements its financing offering with a range of services relating to automobile acquisition and use. These services help to differentiate Renault from the competition, enhance customer satisfaction and build customer loyalty. They take the following forms:

- maintenance contracts (warranty extensions and servicing) managed for Renault by Sigma in France and by local platforms elsewhere in Europe.
- automotive technical assistance provided in France and abroad by Delta Assistance. The assistance unit set up in association with Gesa, the Spanish subsidiary of Axa-Assistance, offers a similar service in Spain.
- the Réserve de Poche credit card (Diac), extended to Portugal in 1998.
- insurance, mainly against risks associated with automobile use and finance contracts, provided via insurance-broking subsidiaries in France (Reca) and other European countries (Dissa in Spain, RVD in Germany, Gest Seguros in Portugal). In 1999 RGS, an equally-owned venture between RCI and Gras Savoye, offered the Group's corporate customers a full range of insurance services, from risk prevention and cover to claims management.

In addition, RCI has been expanding its presence in long-term leasing. It is now active in this line of business in 11 European countries, operating under the Overlease banner.

Financial policy

The Group's financial policy has a twofold goal, namely to protect the commercial margin of Group entities and to provide secure refinancing of the Group's activities. These objectives are set out and implemented at the consolidated level by RCI SA Banque, and apply to all the Group's Renault and Nissan sales financing subsidiaries.

The strength of RCI's balance sheet can be measured by the low degree of market exposure, which is monitored on a daily basis:

As at December 31, 2000 the RCI group's sensitivity to interest-rate risk was € 4.3 million for 100 basis points. Exposure to currency risk was € 0.6 million. A full 85% of the Group's requirements are denominated in euros. Subsidiaries outside the euro zone obtain refinancing locally in their own currencies.

Available sureties (€ 3.9 billion in agreements confirmed and unused) continued to increase in volume and diversity (38 international banks). Counterparty risk is limited to derivatives trading required to hedge the balance sheet.

Renault Crédit International's ratings are as follows:

- short term: P2 from Moody's, A2 from Standard & Poor's, F2 from Fitch-IBCA
- long term: Baa2 (positive implication) from Moody's, BBB+ from Standard & Poor's, A- from Fitch-IBCA

Sales financing for Renault commercial vehicles

The Renault V.I. Finance holding company holds the Renault Group's equity interests in Europe in companies that provide financing and services to Renault V.I. customers and distributors. This business has been developed in partnership with specialized European banking institutions including Franfinance SA (Société Générale group) in France, BNP Paribas Lease group (BNP-Paribas group) in the UK and Italy, Runoto Holding BV (ING group) in Belgium and Finanzia (Banco Bilbao Viscaya-Argentaria group) in Spain.

On the initiative of the ING group, the decision was taken to cease all new activities in the Belgian joint venture Diamond Lease from July 1, 2000. With buoyant vehicle markets, financing activity was again brisk in Europe in 2000. Total assets financed by the joint ventures amounted to approximately € 1.08 billion / FRF 7.1 billion at year-end 2000. Renault V.I. Finance's consolidated net income came to € 1.5 million / FRF 10.1 million in 2000, compared with € 0.7 million / FRF 4.8 million in 1999.

Under the commercial-vehicles agreement between the Renault and Volvo groups, 100% of the capital of RVI Finance was transferred to Volvo Holding France at January 2, 2001.





Cash management and risk management for the Renault Group

For its industrial and commercial activities, the Renault Group has established a financial organization for the purposes of:

• automating the processing of routine cash inflows and outflows, with improved security and reliability;

• pooling the surplus cash of Group subsidiaries and meeting their refinancing requirements;

• centralizing the handling of franc and foreign-exchange transactions for better management of currency, interest-rate and counterparty risks while reducing administrative costs;

• centralizing all required financing, including sureties, at the parent company level.

Within this framework, Compagnie Financière Renault provides Renault's Treasury and Finance Department, in charge of cash management and financing for the Group's industrial and commercial activities in France and Europe, with tools enabling it to:

• centralize Group cash flows (Société Financière et Foncière).

• trade in financial markets, after intra-Group netting: forex, fixed-income securities, deposits (Renault Finance).

Société Financière et Foncière

Société Financière et Foncière (SFF) is a fully-fledged bank within the Renault Group. Operating within the Group's centralized cash-management and financing structure, its mission is to provide Renault and its industrial and commercial subsidiaries with a range of services tailored to their needs and allowing integrated management of the Group's cash flows. SFF is in charge of all cash flows of Renault as well as the first-tier and second-tier subsidiaries of the Automobile Division in France and Europe. It handles substantial volumes while limiting its expenses, maintaining a high standard of quality and strengthening its security systems.

SFF's net income increased slightly from € 4.5 million / FRF 29.9 million in 1999 to € 4.9 million / FRF 32.6 million in 2000.

SFF's total assets stood at € 452 million / FRF 2,966 million on December 31, 2000, an increase from € 395 million / FRF 2,591 million one year earlier.

Renault Finance

Renault Finance, a Swiss corporation based in Lausanne, is an active player on the forex and fixed-income markets and in the market for hedging transactions in industrial metals. Through its arbitraging business, it can obtain competitive quotes for all financial products. The company is therefore Renault's natural counterparty for most of the Group's capital-market transactions. In 2000 Renault Finance strengthened its ties with the companies of the Nissan group.

At end-December 2000 Renault Finance's pre-tax operating income was € 26.6 million / FRF 174.3 million, and total assets stood at € 1,547.5 million / FRF 10,151 million.

Other roles

Compagnie Financière Renault helps to finance the Group's real-estate investments via its specialized subsidiary SIAM, which is wholly owned. In 2000 SIAM was involved in the disposal of several Renault branch offices. At year-end 2000 its net fixed assets amounted to € 86.6 million / FRF 568.2 million on shareholders' equity of € 162.7 million / FRF 1,067.2 million after appropriation of earnings. Net income came to € 11 million / FRF 72.6 million.

CONSOLIDATED

FINANCIAL STATEMENTS

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2000

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault presented in French francs for the year ended 31 December 2000.

The consolidated financial statements are the responsibility of the Company's management. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly the financial position and the assets and liabilities of the Group as at December 31, 2000 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also performed certain procedures on the financial information related to the Group contained in the management's report in accordance with professional standards applicable in France. We have no matters to report regarding the fairness of the information relating to the historical financial statements.

Paris, February 28, 2001

The Auditors

ERNST & YOUNG AUDIT
Dominique THOUVENIN

DELOITTE TOUCHE TOHMATSU
Olivier AZIERES

(This is a free translation of the original French text for information purposes only.)

Consolidated income statements

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Sales of goods and services	**35,993**	236,096	**36,278**	237,968	**38,583**	253,089
Sales financing revenues (note 4)	**1,194**	7,838	**1,314**	8,621	**1,592**	10,445
Revenues (note 3)	**37,187**	**243,934**	**37,592**	**246,589**	**40,175**	**263,534**
Cost of goods and services sold	**(28,518)**	(187,069)	**(28,264)**	(185,401)	**(30,214)**	(198,194)
Cost of sales financing (note 4)	**(761)**	(4,990)	**(867)**	(5,685)	**(1,053)**	(6,906)
Research and development expenses	**(1,553)**	(10,189)	**(1,788)**	(11,727)	**(2,048)**	(13,433)
Selling, general and administrative expenses	**(4,435)**	(29,091)	**(4,468)**	(29,311)	**(4,838)**	(31,735)
Operating margin (note 1-J)	**1,920**	**12,595**	**2,205**	**14,465**	**2,022**	**13,266**
Other operating income and expenses (note 5)	**(268)**	(1,756)	**(721)**	(4,729)	**(319)**	(2,093)
Operating income	**1,652**	**10,839**	**1,484**	**9,736**	**1,703**	**11,173**
Net interest income	**52**	342	**6**	39	**(45)**	(297)
Other financial income and expenses, net	**8**	52	**26**	169	**(24)**	(157)
Financial income (note 8)	**60**	**394**	**32**	**208**	**(69)**	**(454)**
Share in net income (loss) of Nissan Motor (note 13)			**(330)**	(2,165)	**56**	368
Share in net income (loss) of companies accounted for by the equity method (note 14)	**(13)**	(88)	**(26)**	(169)	**33**	215
Group pre-tax income	**1,699**	**11,145**	**1,160**	**7,610**	**1,723**	**11,302**
Current and deferred tax (note 9)	**(362)**	(2,375)	**(620)**	(4,068)	**(649)**	(4,260)
Group net income	**1,337**	**8,770**	**540**	**3,542**	**1,074**	**7,042**
Minority interests	**12**	77	**(6)**	(36)	**6**	40
Renault net income	**1,349**	**8,847**	**534**	**3,506**	**1,080**	**7,082**
Earnings per share in FRF / Euros (note 10)	**5.64**	36.98	**2.23**	14.62	**4.50**	29.53
Number of shares outstanding (in thousands)	**239,261**	239,261	**239,798**	239,798	**239,798**	239,798

Consolidated balance sheets at December 31

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
ASSETS						
Intangible assets (note 11)	**85**	559	**188**	1,224	**325**	2,135
Property, plant and equipment (note 12)	**9,050**	59,361	**9,843**	64,569	**11,001**	72,164
Investments in companies accounted for by the equity method	**117**	769	**4,905**	32,174	**5,540**	36,343
- Nissan Motor (note 13)	**4,610**	30,239	**5,156**	33,824		
- Other companies (note 14)	**117**	769	**295**	1,935	**384**	2,519
Other investments and financial assets (note 15)	**477**	3,130	**520**	3,411	**1,110**	7,284
Deferred tax assets (note 9)	**1,255**	8,233	**1,705**	11,187	**1,669**	10,947
Inventories (note 17)	**4,022**	26,385	**4,870**	31,944	**5,996**	39,329
Sales financing receivables (note 16)	**10,898**	71,483	**15,110**	99,116	**15,513**	101,761
Trade receivables (note 18)	**2,901**	19,032	**3,518**	23,079	**3,799**	24,913
Other receivables and prepaid expenses (note 19)	**1,770**	11,611	**2,039**	13,373	**2,725**	17,868
Loans and marketable securities (note 20)	**6,463**	42,395	**2,678**	17,568	**2,485**	16,303
Cash and cash equivalents (note 1-0)	**1,087**	7,128	**1,046**	6,864	**1,812**	11,889
TOTAL ASSETS	**38,125**	250,086	**46,422**	304,509	**51,975**	340,936
SHAREHOLDER'S EQUITY AND LIABILITIES						
Share capital	**914**	5,995	**914**	5,995	**914**	5,995
Share premium	**2,367**	15,524	**2,367**	15,524	**2,367**	15,524
Retained earnings	**3,551**	23,290	**4,385**	28,763	**4,740**	31,095
Translation adjustments	**(320)**	(2,094)	**(15)**	(99)	**551**	3,618
Net income	**1,349**	8,847	**534**	3,506	**1,080**	7,082
Shareholders'equity (note 21)	**7,861**	**51,562**	**8,185**	**53,689**	**9,652**	**63,314**
Minority interests (note 22)	**662**	4,340	**630**	4,135	**639**	4,190
Deferred tax liabilities (note 9)	**196**	1,284	**223**	1,464	**544**	3,567
Pensions and other post-retirement benefit obligations (note 23)	**1,082**	7,098	**1,252**	8,211	**1,328**	8,714
Other provisions for risks and liabilities note 24)	**2,077**	13,626	**2,645**	17,351	**2,502**	16,413
Interest-bearing borrowings (note 25)	**15,630**	102,526	**20,344**	133,449	**23,297**	152,819
- industrial and commercial activities	**5,343**	35,048	**5,468**	35,869	**7,785**	51,069
- sales financing activity	**10,287**	67,478	**14,876**	97,580	**15,512**	101,750
Trade and other payables	**6,306**	41,371	**7,402**	48,553	**7,853**	51,511
Other liabilities and deferred income (note 26)	**4,311**	28,279	**5,741**	37,657	**6,160**	40,408
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**38,125**	**250,086**	**46,422**	**304,509**	**51,975**	**340,936**

Changes in consolidated shareholders' equity

	Number of shares	Share capital		Share premium account		Foreign currency translation		Retained earnings		Total	
	In thousands	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million
Balance at December 31,1997 before allocation	239,145	914	5,995	2,367	15,524	(253)	(1,661)	3,667	24,059	6,695	43,917
Treasury shares	653							9	61	9	61
Dividends								(127)	(836)	(127)	(836)
Change in translation adjustment and other						(67)	(433)	2	6	(65)	(427)
1998 net income								1,349	8,847	1,349	8,847
Balance at December 31,1998 before allocation	239,798	914	5,995	2,367	15,524	(320)	(2,094)	4,900	32,137	7,861	51,562
Dividends								(180)	(1,183)	(180)	(1,183)
Impact of change in standard IAS19 (a)								(335)	(2,198)	(335)	(2,198)
Change in translation adjustment (b)						305	1,995		7	305	2,002
1999 net income								534	3,506	534	3,506
Balance at December 31,1999 before allocation	239,798	914	5,995	2,367	15,524	(15)	(99)	4,919	32,269	8,185	53,689
Dividends								(179)	(1,174)	(179)	(1,174)
Change in translation adjustment (b)						566	3,717			566	3,717
2000 net income								1,080	7,082	1,080	7,082
Balance at December, 2000 before allocation	239,798	914	5,995	2,367	15,524	551	3,618	5,820	38,177	9,652	63,314

(a) see note 1-G and note 23
(b) see note 21

Statements of cash flows

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
OPERATING ACTIVITIES						
Net income	1,349	8,847	534	3,506	1,080	7,082
Depreciation and amortization	1,803	11,827	1,837	12,047	1,899	12,462
Net effects of sales financing credit losses	104	681	135	886	158	1,038
(Gains)/losses on assets disposals	(11)	(72)	(38)	(248)	(73)	(481)
Appropriation of long-term net valuation provisions	164	1,075	668	4,383	73	476
Share in net income of companies accounted for by the equity method (net of dividends received)	16	109	357	2,345	(82)	(538)
Deferred taxes	(315)	(2,069)	(184)	(1,210)	363	2,380
Minority interests	(12)	(77)	5	36	(6)	(40)
Cash flow (A)	**3,098**	**20,321**	**3,314**	**21,745**	**3,412**	**22,379**
Financing for individual customers	(6,242)	(40,945)	(8,303)	(54,464)	(8,172)	(53,607)
Customer repayments	5,336	35,003	6,584	43,190	7,775	50,998
Net change in renewable dealer financing	(394)	(2,582)	102	666	(86)	(556)
Increase in receivables from sales financing (B)	**(1,300)**	**(8,524)**	**(1,617)**	**(10,608)**	**(483)**	**(3,165)**
Bond issuance	170	1,113	1,066	6,991	966	6,336
Bond redemption	(76)	(500)			(813)	(5,331)
Net change in other interest-bearing borrowings	577	3,783	1,196	7,843	457	3,000
Net (increase) decrease in loans and marketable securities	341	2,234	(184)	(1,210)	3	13
Net change in interest-bearing borrowings for the sales financing activity (C)	**1,012**	**6,630**	**2,078**	**13,624**	**613**	**4,018**
Decrease / (increase) in inventories	(377)	(2,475)	(512)	(3,357)	(984)	(6,457)
Decrease / (increase) in trade receivables	(305)	(2,003)	(558)	(3,660)	(220)	(1,445)
Decrease / (increase) in other receivables and prepaid expenses	366	2,400	(184)	(1,204)	(643)	(4,218)
(Decrease) / increase in trade and other payables	860	5,642	1,010	6,623	410	2,693
(Decrease) / increase in other liabilities and deferred income	905	5,942	(44)	(287)	(332)	(2,172)
Decrease / (increase) in working capital (D)	**1,449**	**9,506**	**(288)**	**(1,885)**	**(1,769)**	**(11,599)**
CASH FLOWS FROM OPERATING ACTIVITIES (A+B+C+D)	**4,259**	**27,933**	**3,487**	**22,876**	**1,773**	**11,633**

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
INVESTING ACTIVITIES						
Acquisition of Nissan shares			**(4,917)**	(32,253)		
Other acquisitions, net of cash acquired	**(67)**	(436)	**(146)**	(956)	**(811)**	(5,320)
Purchase of property, plant and equipment and intangibles	**(2,205)**	(14,466)	**(2,437)**	(15,983)	**(2,846)**	(18,670)
Disposal of investments, net of cash transferred	**63**	413	**70**	459	**29**	194
Proceeds from disposal of property, plant and equipment and intangibles	**397**	2,603	**404**	2,649	**465**	3,051
Net investment	**(1,812)**	**(11,886)**	**(7,026)**	**(46,084)**	**(3,163)**	**(20,745)**
Net (increase) decrease in other financial assets	**47**	309	**(20)**	(131)	**2**	11
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,765)**	**(11,577)**	**(7,046)**	**(46,215)**	**(3,161)**	**(20,734)**
FINANCING ACTIVITIES						
Bond issuance	**76**	500	**500**	3,280	**500**	3,280
Bond redemption	**(3)**	(16)				
Net increase (decrease) in interest-bearing borrowings for the commercial and industrial activities	**(218)**	(1,433)	**(795)**	(5,214)	**1,627**	10,673
Net (increase) decrease in loans and marketable securities	**(2,660)**	(17,443)	**4,015**	26,337	**221**	1,447
Proceeds from minority interests	**28**	182	**41**	272	**50**	326
Dividends paid to parent company shareholders	**(127)**	(836)	**(180)**	(1,183)	**(179)**	(1,174)
Dividends paid to minority interests	**(32)**	(208)	**(42)**	(278)	**(45)**	(292)
CASH FLOWS FROM FINANCING ACTIVITIES	**(2,936)**	**(19,254)**	**3,539**	**23,214**	**2,174**	**14,260**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (note 1-0)	**(442)**	**(2,898)**	**(20)**	**(125)**	**786**	**5,159**
Opening balance	**1,584**	**10,392**	**1,087**	**7,128**	**1,046**	**6,864**
Increase / (decrease)	**(442)**	(2,898)	**(20)**	(125)	**786**	5,159
Effect of exchange rate changes	**(55)**	(366)	**(21)**	(139)	**(20)**	(134)
CLOSING BALANCE	**1,087**	**7,128**	**1,046**	**6,864**	**1,812**	**11,889**

Information by Division

2000	Automobile Division € million	Automobile Division FRF million	Commercial Vehicles Division € million	Commercial Vehicles Division FRF million	Finance Division (a) € million	Finance Division (a) FRF million	Eliminations € million	Eliminations FRF million	Consolidated total € million	Consolidated total FRF million
Revenues	**32,218**	211,336	**7,070**	46,378	**1,868**	12,254	**(981)**	(6,434)	**40,175**	263,534
Interdivision transactions (b)	**(732)**	(4,803)	**(37)**	(241)	**(212)**	(1,390)	**981**	6,434		
Contribution to consolidated revenues	**31,486**	206,533	**7,033**	46,137	**1,656**	10,864			**40,175**	263,534
Operating margin	**1,574**	10,326	**195**	1,280	**253**	1,660			**2,022**	13,266
Operating income	**1,266**	8,307	**202**	1,326	**235**	1,540			**1,703**	11,173
Share in net income of companies accounted for by the equity method	**89**	580	**(1)**	(6)	**1**	9			**89**	583
Financial income									**(69)**	(454)
Current and deferred taxes									**(649)**	(4,260)
Group net income									**1,074**	7,042
Property, plant and equipment and intangibles	**9,197**	60,330	**1,863**	12,219	**439**	2,882	**(173)**	(1,132)	**11,326**	74,299
Trade and sales financing receivables	**2,835**	18,595	**1,157**	7,590	**15,918**	104,416	**(598)**	(3,927)	**19,312**	126,674
Other division assets	**6,882**	45,142	**1,372**	8,997	**1,977**	12,970	**(206)**	(1,349)	**10,025**	65,760
Investments accounted for by the equity method	**5,504**	36,105	**21**	140	**15**	98			**5,540**	36,343
Other non allocated assets									**5,772**	37,860
TOTAL ASSETS									**51,975**	**340,936**
Division liabilities	**13,147**	86,238	**4,138**	27,141	**16,907**	110,901	**(837)**	(5,485)	**33,355**	218,795
Other non allocated liabilities									**8,968**	58,827
Shareholders' equity									**9,652**	63,314
TOTAL LIABILITIES									**51,975**	**340,936**
Capital expenditure	**2,379**	15,607	**218**	1,431	**249**	1,632			**2,846**	18,670
Depreciation and amortization	**1,645**	10,790	**172**	1,129	**82**	543			**1,899**	12,462
Non cash expenses other than depreciation	**98**	645	**(25)**	(169)	**158**	1,038			**231**	1,514
Research and development expenses	**1,817**	11,922	**230**	1,511					**2,047**	13,433
Workforce at december 31	**136,574**	136,574	**26,006**	26,006	**3,534**	3,534			**166,114**	166,114

(a) For the Finance Division, income statement and balance sheet items represent the sales financing activity (including the division's own cash flow and financial indebtedness).
(b) Interdivision transactions are carried out under near-market conditions.

	Automobile Division		Commercial Vehicles Division		Finance Division (a)		Eliminations		Consolidated total	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million
1999										
Revenues	**30,246**	198,403	**6,516**	42,739	**1,594**	10,459	**(764)**	(5 012)	**37,592**	246,589
Interdivision transactions (b)	**(508)**	(3,335)	**(42)**	(269)	**(214)**	(1,408)	**764**	5,012		
Contribution to consolidated revenues	**29,738**	195,068	**6,474**	42,470	**1,380**	9,051			**37,592**	246,589
Operating margin	**1,763**	11,563	**220**	1,444	**222**	1,458		--	**2,205**	14,465
Operating income (c)	**1,161**	7,613	**58**	383	**265**	1,740			**1,484**	9,736
Share in net income of companies accounted for by the equity method	**(359)**	(2,350)	**2**	12	**1**	4			**(356)**	(2,334)
Financial income									**32**	208
Current and deferred taxes									**(620)**	(4,068)
Group net income									**540**	3,542
Property, plant and equipment and intangibles	**8,002**	52,487	**1,721**	11,292	**404**	2,651	**(96)**	(637)	**10,031**	65,793
Trade and sales financing receivables	**2,563**	16,815	**1,114**	7,305	**15,504**	101,697	**(553)**	(3,622)	**18,628**	122,195
Other division assets	**5,397**	35,400	**1,090**	7,147	**1,826**	11,978	**(448)**	(2,939)	**7,865**	51,586
Investments accounted for by the equity method	**4,848**	31,797	**46**	304	**11**	73			**4,905**	32,174
Other non allocated assets									**4,993**	32,761
TOTAL ASSETS									**46,422**	**304,509**
Division liabilities	**12,500**	81,995	**3,997**	26,217	**16,407**	107,621	**(988)**	(6,482)	**31,916**	209,351
Other non allocated liabilities									**6,321**	41,469
Shareholders' equity									**8,185**	53,689
TOTAL LIABILITIES									**46,422**	**304,509**
Capital expenditure	**2,076**	13,617	**211**	1,385	**150**	981			**2,437**	15,983
Depreciation and amortization	**1,611**	10,565	**153**	1,001	**73**	481			**1,837**	12,047
Non cash expenses other than depreciation	**558**	3,659	**115**	754	**130**	856			**803**	5,269
Research and development expenses	**1,620**	10,628	**168**	1,099					**1,788**	11,727
Workforce at December 31	**131,261**	131,261	**24,634**	24,634	**3,713**	3,713			**159,608**	159,608

(a) For the Finance Division, income statement and balance sheet items represent the sales financing activity (including the division's own cash flow and financial indebtedness).
(b) Interdivision transactions are carried out under near-market conditions.
(c) The charge in recording long-term vehicles leases (note 1-E-a) involved an operating income increase of € 46 million (FRF 301 million) in 1999.

Information by Division

	Automobile Division		Commercial Vehicles Division		Finance Division (a)		Eliminations		Consolidated total	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million
1998										
Revenues	**30,274**	198,583	**6,237**	40,911	**1,444**	9,473	**(768)**	(5,033)	**37,187**	243,934
Interdivision transactions (b)	**(535)**	(3,506)	**(45)**	(292)	**(188)**	(1,235)	**768**	5,033		
Contribution to consolidated revenues	**29,739**	195,077	**6,192**	40,619	**1,256**	8,238			**37,187**	243,934
Operating margin	**1,543**	10,122	**172**	1,130	**205**	1,343			**1,920**	12,595
Operating income	**1,280**	8,395	**137**	901	**235**	1,543			**1,652**	10,839
Share in net income of companies accounted for by the equity method	**(16)**	(110)	**2**	14	**1**	8			**(13)**	(88)
Financial income									**60**	394
Current and deferred taxes									**(362)**	(2,375)
Group net income									**1,337**	8,770
Property, plant and equipment and intangibles	**7,881**	51,693	**938**	6,156	**424**	2,778	**(108)**	(707)	**9,135**	59,920
Trade and sales financing receivables	**2,196**	14,403	**833**	5,466	**11,521**	75,574	**(751)**	(4,928)	**13,799**	90,515
Other division assets	**4,492**	29,465	**1,060**	6,950	**1,326**	8,696	**(489)**	(3,207)	**6,389**	41,904
Investments accounted for by the equity method	**74**	488	**35**	231	**8**	50			**117**	769
Other non allocated assets									**8,685**	56,978
TOTAL ASSETS									**38,125**	**250,086**
Division liabilities	**10,885**	71,398	**2,376**	15,588	**11,968**	78,508	**(1,165)**	(7,645)	**24,064**	157,849
Other non allocated liabilities									**6,201**	40,675
Shareholders' equity									**7,860**	51,562
TOTAL LIABILITIES									**38,125**	**250,086**
Capital expenditure	**1,885**	12,365	**151**	990	**169**	1,111			**2,205**	14,466
Depreciation and amortization	**1,563**	10,252	**148**	972	**92**	603			**1,803**	11,827
Non cash expenses other than depreciation	**101**	660	**55**	362	**112**	734			**268**	1,756
Research and development expenses	**1,408**	9,239	**145**	950					**1,553**	10,189
Workforce at December 31	**109,409**	109,409	**25,635**	25,635	**3,277**	3,277			**138,321**	138,321

(a) For the Finance Division, income statement and balance sheet items represent the sales financing activity (including the division's own cash flow and financial indebtedness).
(b) Interdivision transactions are carried out under near-market conditions.

Information by geographic area

	France		Other European countries		Other countries		Consolidated total	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million
2000								
Consolidated revenues	**14,252**	93,485	**17,955**	117,777	**7,968**	52,272	**40,175**	263,534
Capital expenditure	**1,977**	12,967	**450**	2,953	**419**	2,750	**2,846**	18,670
Property, plant and equipment and intangibles	**7,071**	46,387	**2,327**	15,264	**1,928**	12,648	**11,326**	74,299
Other operating assets	**5,521**	36,209	**2,656**	17,424	**1,618**	10,610	**9,795**	64,243
1999								
Consolidated revenues	**13,731**	90,068	**17,528**	114,978	**6,333**	41,543	**37,592**	246,589
Capital expenditure	**1,696**	11,127	**357**	2,344	**384**	2,512	**2,437**	15,983
Property, plant and equipment and intangibles	**6,641**	43,560	**1,977**	12,968	**1,413**	9,265	**10,031**	65,793
1998								
Consolidated revenues	**14,354**	94,154	**16,889**	110,782	**5,944**	38,998	**37,187**	243,934
Capital expenditure	**1,451**	9,516	**300**	1,972	**454**	2,978	**2,205**	14,466
Property, plant and equipment and intangibles	**6,462**	42,390	**1,521**	9,978	**1,152**	7,552	**9,135**	59,920

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles and capital expenditure are presented by location of subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ACCOUNTING POLICIES

The Renault Group financial statements are prepared in accordance with French accounting regulations applicable at December 31, 2000. In determining its accounting policies, the Group applies IASC international standards insofar as they are compatible with French accounting principles and accounting practices generally adopted by the automobile industry worldwide.

The implementation as of January 1, 2000 of the new French consolidation regulations and the new IASC standards (IAS 36: Impairment of Assets, IAS 37: Provisions, Contingent Liabilities and Contingent Assets, IAS 38: Intangible Assets and IAS 22, revised: Business Combinations) has no significant impact on the consolidated financial statements.

The accounting policies applied by the Renault Group for periods beginning on or after January 1, 2000 differ from IASC standards and interpretations as follows:

• IAS 38 (which as of January 1, 2000, superseded IAS 9 concerning research and development costs) requires development costs relating to new models to be capitalized and amortized over the expected economic life of the models. Renault, like other international automobile manufacturers, expenses these costs immediately as incurred.

• Treasury shares acquired by Renault for stock option plans awarded to Group managers and executives are shown as assets, in compliance with French regulations, and are not deducted from the number of shares in calculating basic earnings per share. The IASC requires that all treasury shares, whatever their planned use, should be deducted from shareholders' equity and also from the number of shares used to calculate basic earnings per share (see note 10).

A. Consolidation

The consolidated financial statements include the financial statements of all companies controlled exclusively, directly or indirectly, by the Group.

Companies in which the Group exercises material influence are included in the financial statements on an equity basis, while joint ventures are consolidated on a proportional basis.

Some investments fulfilling these criteria are not consolidated. Their consolidation would not have any significant incidence on the consolidated financial statements.

Goodwill arising on first inclusion of subsidiaries or companies accounted for by the equity method represents the difference, at acquisition date, between the purchase cost of shares (including expenses, after income tax effect) and the proportion of assets and liabilities acquired, estimated at fair value. It is amortized on a straight-line basis over a duration specific to each company, but no longer than 20 years.

All material intercompany transactions and unrealized internal profits are eliminated.



B. Information by Division

The business segments defined for primary segment information correspond to the three divisions in the Group's internal organization: Automobile Division, Industrial Vehicle Division and Finance Division. The Division results disclosed include the operating income, however, financial income and taxes are not allocated between the divisions. The balance sheet and income statement disclosures for the Finance Division relate only to the Sales financing activity (including cash and interest-bearing borrowings), and exclude items related to the Group's cash management, which, like financial income, are not allocated to the divisions.

In coherence with this presentation, interest-bearing borrowings are split into two captions in the balance sheet:

• Interest-bearing borrowings for the industrial and commercial companies, and for finance subsidiaries in charge of Group cash management;
• Interest-bearing borrowings for the sales financing activity, which the Group considers an operating item.

The secondary segment information reported by geographic area shows separate figures for France and other European countries.

C. Translation of the financial statements of foreign subsidiaries

a) In general, the financial statements of foreign subsidiaries having a financial and economical autonomy are translated as follows:

- Balance sheet items other than shareholders' equity are translated at the year-end rate of exchange.
- Income statement items are translated at :he average exchange rate for the year.
- The translation adjustment is included in consolidated shareholders' equity and has no mpact on net income.

b) The financial statements of foreign subsidiaries with autonomous activities operating in high-nflation economies (i.e. where total inflation over three years exceeded 100%) are translated as follows:

- Balance sheet items are translated into French francs at the year-end rate used for ransfer of dividends after adjusting non-nonetary items for local inflation.
- After adjustment of monetary items for nflation, income statement items are translated ısing the same year-end rate as for the balance heet.
- The translation adjustment is included in consolidated shareholders' equity and has no mpact on net income.

c) For foreign companies whose activities are an extension of the parent company's business, he historical-rate method is applied for non-nonetary balance sheet items and the ranslation adjustment is included in net income.

D. Translation of foreign currency ransactions

At year-end, monetary balances in foreign currencies that have not been hedged are ranslated at the year-end rate. The resulting oreign exchange differences, together with the exchange gains and losses on transactions in foreign currencies for the year, are recognized in the income statement. Hedged foreign currency operations are translated using the hedged rate.

E. Revenues

Revenues include all income from the ordinary activities of consolidated companies. This includes proceeds from the sales of goods and services as well as income from sales financing.

a) Sales of goods and services

Sales and margin recognition

Sales of goods are recognized when vehicles are made available to the distribution network in the case of non-Group dealers, or upon delivery to the end-user in the case of direct sales. The margin on sales is recognized immediately for cash sales and for finance leases (long-term or with a purchase option). However, no sale is recognized on a finance lease if the Group has made a buy-back commitment or, since January 1, 1999, if the lease is for a period of less than 75% of the vehicle's useful life.

Also since January 1, 1999, sales of new passenger or commercial vehicles when the sale contract contains a buy-back clause covering a period of less than 75% of the vehicle's useful life are recorded as operating leases : the difference between the price paid by the customer and the buy-back price is treated as rental income, and is spread over the duration of the buy-back clause. The production cost on the new vehicle involved in the original transaction is recorded in inventories for operating leases of less than one year, or as a fixed asset when the operating lease exceeds one year. Second-hand vehicle sales give rise to recognition of sales revenue and of the related margin.

Warranty

The estimated or incurred costs relating to product or part warranties not covered by insurance are charged to expenses when the sales are recorded. Renault also offers its customers extended warranty and maintenance contracts, the income and margin on which are recognized over the period covered by the contract.

Sales incentive programmes

The cost of these programmes is deducted from revenues when the corresponding sales are recorded. If programmes are approved after the sale, a provision is established when the decision is made.

The Group undertakes certain promotional campaigns in the form of reduced-interest loans to end-users. This expense is recognized immediately when the rates offered cannot cover refinancing and administration costs.

b) Sales financing

Group sales financing companies mainly finance the sale of passenger and commercial vehicles to dealers and end-users. Financing takes the form of standard loans or leasing arrangements, which may be long-term leases or include a purchase option. Unless the Group has a buy-back commitment on leased vehicles, these financing arrangements are treated as loans and posted to the balance sheet at the nominal value of outstanding capital less any provisions. Income on sales financing is calculated so as to give a constant interest rate over the term of the contract.

Commissions payable

Commissions are recognized when financing is granted to customers.

Doubtful receivables

Allowances are established to cover risks of non-recovery of receivables as soon as repayment of a receivable appears to be doubtful. These provisions are established on a case-by-case basis or using a statistical approach.

F. Research and development costs

Research and development costs are defined as expenses for research, development and implementation of production facilities for new products. They are recorded as costs in the year they are incurred.

G. Pensions and other post-retirement benefits

The Group's payments for defined-contribution benefit schemes are recorded as expenses for the relevant year.

For defined-benefit schemes, the Group uses the Projected Unit Credit Method to determine the present value of its obligations. Under this method, benefits are attributed to periods of service according to the plan's benefit formula. However, if an employee's service in later years will earn a materially higher level of benefit than in earlier years, benefits are attributed to periods of service on a straight-line basis.

Post-employment benefit obligations are measured on a basis that reflects future salary increases, retirement age and mortality, and are discounted at an interest rate determined by reference to market yields at the balance sheet date on high quality corporate bonds.

From January 1, 1999, the date at which IAS 19 (revised 1998) came into force, if the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceeds the greater of 10% of the present value of the defined benefit obligations at that date and 10% of the fair value of plan assets at that date, the portion of actuarial gains or losses to be recognized for each defined benefit plan is the excess so determined, divided by the expected average remaining working lives of the employees participating in that plan.
However, when the Group first adopted IAS 19 (revised 1998), the transitional liability for defined benefit plans at January 1, 1999 including actuarial gains and losses arising in previous periods that had not been recognized, was determined by using current discount rates at that date and the latest statistics available on mortality and employee turnover.

The resulting excess of this transitional liability over the previously recorded liability was immediately recognized at January 1, 1999, net of deferred tax, as an adjustment to the opening balance of retained earnings.

H. Termination benefits

The cost of adjusting the workforce is recorded as soon as the Group's commitment has been announced to the employees concerned.

I. Restructuring measures

The estimated cost of restructuring is recognized as soon as a detailed plan is provided and the restructuring is either announced or in progress.

J. Operating income and operating margin

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions, such as for restructuring costs. In particular, unusual items, defined as income or expenses of an unusual frequency, nature or amount, are included in results of operating activities.

The operating margin corresponds to the operating income before Other Operating Income and Expenses, which cover:

- Restructuring costs and costs relating to workforce adjustment,
- Gains or losses on disposal of property, plant and equipment or intangible assets (except sales of leased vehicles),
- Income arising from transactions on subsidiaries and equity investments related to operations,
- Amortization of goodwill resulting from acquisition of consolidated companies,
- Unusual items, i.e. income and charges that are exceptional in their frequency, nature or amount.

The operating income does not include net financial income, the share in net income of companies accounted for by the equity method, or extraordinary items if any. Extraordinary items are strictly defined and correspond to income or charges of significant amounts, resulting from events over which the Group has no control.

For the companies that provide financing for the Group's customers (dealers or end-users):

- Income from sales financing is included in revenues,
- The cost of financing sales is considered as an operating expense and included in the operating margin. It mainly comprises interest incurred by sales financing companies, other costs and revenues directly related to administration of this type of refinancing (temporary investments, hedging and management of exchange and interest rate risks), and depreciation and gains or losses on sales of leased assets.

K. Income tax

The Group recognizes deferred taxes, on a non-discounted basis, for all temporary differences between the tax and net book values of assets and liabilities in the consolidated balance sheet. Using the liability method, deferred taxes are calculated using the latest tax rate adopted at year-end applicable to the period when temporary differences are reversed. Deferred tax assets on temporary differences or tax credit or loss carryforwards are not recorded when their future recovery is unlikely.

In cases where the Group has decided not to distribute the retained earnings of consolidated subsidiaries in the foreseeable future, no provision for taxes on dividends is established.

L. Property, plant and equipment

The gross value of property, plant and equipment corresponds to historical acquisition or production cost. Production cost includes design expenses and financing expense borne during the construction period.

Maintenance and repair costs, except those incurred to increase productivity or prolong the life of an asset, are recorded as expenses.

Equipment leased by the Group is recorded as an acquisition when the lease terms are similar to those of a purchase by credit instalments.
Assets under operating lease comprise:
- Passenger vehicles under a lease of less than 36 months (from January 1, 1999) from a Group financial company, for which the Group has a repurchase obligation;
- From January 1, 1999, vehicles having been sold under an agreement including a clause for buy-back by the Group, of a duration over 12 months but less than 36 months for passenger vehicles and 54 months for commercial vehicles (less than 12 months in inventories).

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

	In use prior to 1987	In use since 1987
Buildings	15 to 40 years	15 to 30 years
Specific tools		5 years
Machinery and equipment	5 to 16 years	5 to 10 years
Other tangible assets		4 to 6 years

Accelerated depreciation is recorded when an asset's useful life becomes shorter than the planned period of use.

The recoverable value of assets as defined by IAS 36, first applied by Renault from January 1, 2000, is assessed on an overall basis at the level of each Division. For the Automobile Division, the return on assets is measured taking all European countries together, since the industrial plant and the product range throughout Europe form one coherent unit. The return on industrial assets outside Europe is measured for each coherent sub-unit.

M. Securities

Equity securities

Equity investments in non-consolidated companies are carried in the balance sheet at acquisition cost less any provisions. The corresponding dividends are recorded in the year of distribution.

Provisions are established when the value in use of the investments falls below acquisition cost. This value is determined on the basis of profitability prospects, the commercial outlets the investment represents for the Group, and the share in net assets.

Debt securities

Debt securities consist entirely of fixed-rate securities acquired to be held on a long-term basis, usually until maturity. They are hedged by interest rate futures for durable protection against foreign exchange exposure, or by long-term financing to ensure they can be held until maturity.

Discounts and premiums are spread over the remaining life of the security on a straight-line basis. Provisions for amortization are established when the issuer is likely to default.

Marketable securities

Marketable securities are valued at acquisition cost excluding related expenses and accrued interest for bonds, or at market value if this is lower.

N. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost corresponds to acquisition cost or production cost, which includes direct and indirect production expenses and a share of manufacturing overheads based on a normal level of activity. Cost is generally calculated by the FIFO (First In First Out) method.
Income on long-term contracts is recognized under the percentage-of-completion method. Provisions are established for probable losses in the year they become known.

O. Cash and cash equivalents

This item consists of cash and marketable securities maturing within three months of the acquisition date.

P. Assignment of receivables

Receivables assigned to third parties (through securitization or discounting) are removed from Group assets when the associated risks and benefits are also transferred to the third parties in question.

Q. Borrowings

Loan expenses and issuance costs

Loan expenses, including issuance costs, and bond redemption premiums are amortized over the corresponding duration.

Renegotiation of loans

Costs involved in renegotiation of loans and similar operations intended to bring interest rates closer to market rates are recorded as financial expenses in the year the negotiation was conducted.

R. Financial instruments

To manage its exchange rate exposure, the Group uses forward foreign currency contracts, currency swaps and to a lesser extent, options. Forward foreign currency contracts are recognized as hedges insofar they are designated as such. These hedges may cover the net investment of the Group in certain foreign entities, foreign currency receivables or debts, or firm foreign currency commitments. These instruments generally mature within two years. The contracts are treated as off-balance-sheet commitments, with related gains and losses recorded upon completion of the underlying transactions. In the event of early termination of a hedging contract, the gain or loss continues to be deferred and is recorded upon completion of the underlying transaction. Gains and losses on instruments that hedge net investments in foreign entities are recognized, after income tax effect, as an adjustment directly in shareholders' equity.

The Group's general policy with respect to interest rate risk is to manage interest rate exposure on a comprehensive basis using interest rate swaps, forward interest rate contracts and currency swaps.
Interest rate swaps are treated as off-balance-sheet commitments and the resulting interest differentials are recorded as an adjustment to interest expense. In the event of early termination of a rate swap, gains and losses are deferred and modify the interest cost over the remaining term of the underlying debt.
The unrealized capital gains or losses on forward interest rate contracts designated as hedges are used to adjust the interest expense for the duration of the underlying debt. For other contracts, only unrealized losses are recognized in the income statement.

The Group also uses commodity futures to hedge its purchases. Where it is possible for the Group either to settle certain transactions by a payment or to take physical delivery of the commodities concerned, these contracts are not treated as financial instruments.

2 - CHANGE IN THE SCOPE OF CONSOLIDATION

Change in the scope of consolidation in 2000

A. Renault Samsung Motors

Renault, the Samsung Group and Hanvit Bank, the main creditor of Samsung Motors, have formed a joint company, Renault Samsung Motors. On August 31, 2000, Renault Samsung Motors, owned 70.1% by Renault, acquired the operating assets of Samsung Motors Inc for a present value of 355 billion won (€ 359 million, FRF 2,358 million), of which 154 billion won (€ 187 million, FRF 1,232 million) were paid in cash. The residual debt, at a present value of 201 billion won (€ 172 million, FRF 1,126 million) will be repaid in instalments until 2015 at the latest, provided the company makes an operating profit.

The new company is fully consolidated as of August 31, 2000.

B. Benetton Formula Ltd

Renault's acquisition of 100% of the capital of Benetton Formula Ltd on March 15, 2000 for USD 120 million generated goodwill of € 117 million (FRF 769 million), to be amortized over 20 years on a straight-line basis.

C. French sales subsidiaries

As a result of the newly introduced region-based business structure for subgroup Renault France Automobiles, the Renault Group fully integrated six French sales subsidiaries.

Change in the scope of consolidation in 1999

D - Nissan

On March 27, 1999, Renault and Nissan signed a global partnership agreement, which led to the following operations on May 28, 1999:

a) Renault SA acquired a 36.8% share in the capital of Nissan Motor, by subscribing to an increase in its registered capital (reserved for Renault) for a total investment of € 4,610 million (FRF 30,243 million). Nissan Motor has been accounted for by the equity method in the Group financial statements since June 30, 1999 (see note 13).
The investment in Nissan Motor is partially hedged for foreign exchange risks by the operations described in note 13-D.

Renault is also in possession of stock purchase warrants entitling the company to subscribe to a reserved capital increase at a price of 400 yen per share, in order to raise its equity share to 39.9% during the first four years of the alliance and up to 44.7% in the fifth year.

b) The Finance Division acquired all the shares of Nissan's European finance subsidiaries for € 286 million (FRF 1,878 million).
Nissan's European finance subsidiaries (located in Germany, England, Spain, Italy and the Netherlands) have been fully consolidated since June 30, 1999. The provisional figure for goodwill, recorded at € 47 million (FRF 307 million) at July 1, 1999 has now been confirmed. It is amortized on a straight-line basis over 15 years beginning July 1, 1999. Revenues generated by these subsidiaries for the second half of 1999 amounted to € 125 million (FRF 823 million).

c) Renault SA acquired from Nissan Motor a 15.2% stake in Nissan Diesel (a commercial vehicle manufacturer, accounted for by the equity method in the Nissan Motor consolidation). This was followed by a capital increase in July 1999, bringing the Renault Group's direct investment up to 22.5%. The Renault Group recorded this direct investment in Nissan Diesel as an investment in an unconsolidated affiliate. As an industrial and financial plan has yet to be finalized, this investment was totally amortized at December 31, 1999. Accounting for this investment by the equity method would have no impact on Renault's consolidated financial statements.

E. Dacia

Renault and the Romanian State ownership fund signed an agreement on July 2, 1999 under which Renault acquired 51% of the Romanian automobile manufacturer Dacia on September 30, 1999 for US$ 50 million.

Dacia's financial statements, restated to comply with Renault Group policies, have been fully consolidated by the Group since September 30, 1999. Goodwill of € 43 million (FRF 279 million) was recorded, and is amortized on a straight-line basis over 10 years from October 1.

Changes in the scope of consolidation in 1998

Changes in the scope of consolidation in 1998 had no significant impact on the Group financial statements.



3 - 1999 REVENUES APPLYING THE 2000 METHOD AND STRUCTURE

	Automobile Division		Commercial Vehicles Division		Finance Division		Total	
	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million
1999 published revenues	**29,738**	195,068	**6,474**	42,470	**1,380**	9,051	**37,592**	246,589
Dacia	**208**	1,365					**208**	1,365
French sales subsidiaries	**63**	411					**63**	411
Renault Samsung Motors	**42**	273					**42**	273
Nissan's European finance subsidiaries					**115**	755	**115**	755
Other changes in scope of consolidation	**(11)**	(67)	**21**	136	**3**	21	**13**	90
1999 revenues applying 2000 method and structure	**30,040**	197,050	**6,495**	42,606	**1,498**	9,827	**38,033**	249,483
2000 revenues	**31,486**	206,533	**7,033**	46,137	**1,656**	10,864	**40,175**	263,534

4 - SALES FINANCING

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
End-user and dealer financing	**661**	4,336	**780**	5,115	**1,008**	6,609
Income on leasing, rental and similar operations	**533**	3,502	**534**	3,506	**584**	3,836
TOTAL	**1,194**	**7,838**	**1,314**	**8,621**	**1,592**	**10,445**
Net credit losses	**(61)**	(402)	**(90)**	(590)	**(91)**	(599)
Other sales financing costs	**(700)**	(4,588)	**(777)**	(5,095)	**(962)**	(6,307)
TOTAL	**(761)**	**(4,990)**	**(867)**	**(5,685)**	**(1,053)**	**(6,906)**

In 1999, the income and expenses on sales financing included the impact of full consolidation of Nissan's European finance subsidiaries from June 30, 1999 (note 2-D-b) and amounted respectively to € 125 million (FRF 823 million) and € 76 million (FRF 496 million).

5 - OTHER OPERATING INCOME AND EXPENSES, NET

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Restructuring and workforce adjustment costs and provisions	**(244)**	(1,600)	**(681)**	(4,464)	**(210)**	(1,377)
Gains and losses on sale of tangible and intangible fixed assets (except vehicle sales)	**(62)**	(406)	**(41)**	(270)	**(5)**	(32)
Gains and losses on transactions on investments in operating subsidiaries and affiliates	**22**	146	**7**	40	**5**	34
Amortization of goodwill on acquisition of consolidated companies		(1)	**(4)**	(25)	**(16)**	(107)
Items of an unusual nature or abnormally high amount	**16**	105	**(2)**	(10)	**(93)**	(611)
TOTAL	**(268)**	**(1,756)**	**(721)**	**(4,729)**	**(319)**	**(2,093)**

Restructuring costs and provisions

Restructuring costs and provisions arise principally from the implementation of restructuring measures in certain activities, and adjustment of workforce levels.

2000:

The main items are:
- For the Spanish subsidiary FASA, € 28 million (FRF 184 million) of costs are recorded for the purposes of an early retirement plan set up for employees aged 57 and a half or more in 2000, and € 49 million (FRF 322 million) of provisions have been established in connection with this plan for retirements expected to occur in 2001,
- € 30 million (FRF 200 million) of costs and provisions for the "CASA" early retirement system for employees in the automobile industry introduced by certain French subsidiaries following an agreement reached in 2000 and an update of provisions recorded in 1999,
- € 45 million (FRF 295 million) resulting from adjustment to present value of provisions established in 1999 for the "CASA" system.

1999:

Under a professional agreement regarding the organization and reduction of working hours, which introduces an early retirement system for employees in the automobile industry ("CASA") (passenger vehicles, light commercial vehicles and heavy goods vehicles), Renault SA, Renault Véhicules Industriels and certain automobile subsidiaries in the Group signed five-year agreements in 1999 to offer certain categories of employees incentives to take voluntary early retirements at age 57.

In connection with this, the Group established a provision of € 584 million (FRF 3,833 million) based on the number of people expected to take up the offer. The agreements also provide for early retirement bonuses to be offered to employees who wish to leave at the age of 55 or 56, but the Group had made no actual commitment at December 31, 1999.

1998:

This item was chiefly composed of downsizing plans for foreign companies (€ 90 million - FRF 588 million) and French companies (€ 60 million - FRF 394 million) as well as the net effect of the continued implementation of other restructuring measures by the Automobile Division. In 1998 Renault SA made no new provisions for downsizing plans.

Gains and losses on transactions on investments in operating subsidiaries and affiliates

1999:

This item comprises the gain of € 33 million (FRF 217 million) on the contribution of the Coach and Bus activity to Iris bus, and (€ 27 million - FRF 176 million) corresponding to the diluting effect of minority shareholders in the capital of the Brazilian subsidiaries.

1998:

This item included proceeds of € 16 million (FRF 106 million) on the sale of 51% of shares in Financière Cabléa and € 10 million (FRF 68 million) on the sale of Renault Industrie Mexique.

Items of an unusual nature or abnormally high amount

The unusual operating income and expenses recorded in 2000 include a € 65 million (FRF 428 million) provision for doubtful receivables, relating to the industrial cooperation agreements with the Daewoo Group.

6 - PERSONNEL COSTS

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Automobile Division	**4,403**	28,879	**4,326**	28,379	**4,718**	30,947
Commercial Vehicles Division	**1,119**	7,342	**1,141**	7,486	**1,186**	7,778
Finance Division	**183**	1,203	**198**	1,299	**208**	1,366
TOTAL	**5,705**	**37,424**	**5,665**	**37,164**	**6,112**	**40,091**

7 - REMUNERATION OF DIRECTORS AND EXECUTIVES

Compensation paid to the Chairman and Chief Executive Officer, in his capacity as Executive Director, amounted to € 1,080,143.67 (FRF 7,085,219) in 2000, compared to € 953,277.12 - FRF 6,253,088 in 1999.

Directors'fees totalled € 274,979.91 (FRF 1,803,750) in 2000 (€ 279,743.95 - FRF 1,835,000 in 1999). This included € 15,244.90 (FRF 100,000) for the Chairman in 2000 (€ 15,244.90 - FRF 100,000 in 1999).

8 - FINANCIAL EXPENSE

Details of net interest income (expense) are as follows:

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Interest expense	**(315)**	(2,068)	**(298)**	(1,958)	**(368)**	(2,418)
Interest income	**364**	2,390	**299**	1,965	**321**	2,106
Gain on sales of marketable securities	**3**	20	**5**	32	**2**	15
TOTAL	**52**	**342**	**6**	**39**	**(45)**	**(297)**

In 1998, interest expense included the cost of the renegotiation to bring the rate of interest on the 1992 bond issue into line with market rates (€ 38 million - FRF 248 million).

Other financial income and expense includes:

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Income from investments in unconsolidated affiliates	**7**	47	**8**	54	**8**	53
Other financial income and expenses	**1**	5	**18**	115	**(32)**	(210)
TOTAL	**8**	**52**	**26**	**169**	**(24)**	**(157)**

9 - CURRENT AND DEFERRED TAXES

In application of the French tax regime allowing taxable income to be reported on a consolidated basis, Renault includes the fiscal earnings of most of its French and foreign subsidiaries and affiliates, calculated under this regime, in determination of its taxable income. Under certain conditions, the tax paid by these foreign subsidiaries and affiliates can be deducted from the resulting tax liability.

Renault has received governmental authorization to report taxable income in this way for 2001, 2002 and 2003. The taxable income under the French system of Nissan Group companies, included in determination of Renault Group taxes for the first time in 2000, relate to varying fiscal years, mostly ending March 31, 2000 or December 31, 2000; they thus do not correspond to the accounting periods used for the inclusion of the Nissan Group in the Renault financial statements under the equity method. In 2000, the Renault Group's current taxes include a tax reduction of € 328 million (FRF 2,150 million) due to the use, as allowed under the consolidated reporting system, of tax loss carryforwards recorded by the Nissan Group. In view of these differences in fiscal years and the Nissan Group's prospective future profitability, this tax reduction has been neutralized by a deferred tax charge.

Moreover, Renault has elected to determine French income taxes under the standard consolidated basis, including French subsidiaries owned more than 95%.

On this basis, the Group's current and deferred taxes were determined as follows:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Income taxes currently payable	**(677)**	(4,444)	**(805)**	(5,278)	**(287)**	(1,881)
Deferred tax credits	***20***	*134*	***229***	*1,497*	***(328)***	*(2,154)*
Change in valuation allowance on deferred tax assets	***295***	*1,935*	***(44)***	*(287)*	***(34)***	*(225)*
Net deferred tax credits	**315**	2,069	***185***	1,210	**(362)**	(2,379)
Current and deferred taxes	**(362)**	**(2,375)**	**(620)**	**(4,068)**	**(649)**	**(4,260)**

A. The current taxes of Group companies payable to the tax authorities amount to € 404 million (FRF 2,647 million) for 2000.

B. The valuation allowance on deferred tax assets is determined on the basis of the probability of their recovery over time, and the characteristics of the consolidated tax reporting system. In view of the Group's prospective earnings, only the proportion of these allowances relating to non-recoverable foreign tax credits is taken into account.

At December 31, 2000, the Group has € 621 million (FRF 4,073 million) of taxable capital losses that can be carried forward to offset taxable capital gains subject to the reduced tax rate. These capital losses can be used against such items up to and including fiscal year 2003.

The total difference between the Group companies' share in shareholders' equity and the fiscal value of equity investments at December 31, 2000 is € 2,660 million (FRF 17,450 million).

C. The table below shows the reconciliation between the French corporate income tax rate and the Group's effective tax rate:

	1998	1999	2000
Taxe rate under consolidated taxe regime	33.3 %	33.3 %	33.3 %
France-Net effect of temporary tax rate increase	1.6 %	4.7 %	3.0 %
Revaluation of deferred taxes		(3.3 %)	3.4 %
Other impacts	3.4 %	3.3 %	(2.1 %)
Tax rate before provisions	**38.3 %**	**38.0 %**	**37.6 %**
Provisions for deferred tax assets	(17.2 %)	2.9 %	2.1 %
Tax rate after provisions	**21.1 %**	**40.9 %**	**39.7 %**
Nissan and other companies *included by the equity method*	0.2 %	12.6 %	(2.1 %)
Overall effective tax rate	**21.3 %**	**53.5 %**	**37.6 %**

The breakdown of the effective tax rate is made by reference to the rate applied to taxable income determined on a consolidated basis, currently 33.3%. The temporary increase and a social security contribution have raised this to 37.8% for French entities for 2000 (40 % in 1999 and 41,7 % in 1998). This increase and contribution apply only to Group entities that are liable for tax in France, and in 2000 resulted in surplus current tax of € 60 million (FRF 395 million).

For entities liable to French tax, deferred taxes for future fiscal years have been adjusted in 2000 to take account of the reduction in this temporary corporate income tax increase, due to fall from 3,3% in 2000 to 2 % in 2001 and 1 % in 2002 and subsequent years. This restatement results in a deferred tax liability of € 59 million (FRF 390 million). In 1999, the effect of the social security contribution involved a decrease of deferred tax liabilities of € 31 million (FRF 205 million).

The following table shows a breakdown of deferred taxes by type of temporary difference:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Fixed assets	**(187)**	(1,226)	**(272)**	(1,786)	**(222)**	(1,458)
Provisions and other accrued expenses deductible on payment	**876**	5,746	**1,344**	8,818	**1,226**	8,044
Valuation allowance	**(25)**	(162)	**(62)**	(405)	**(94)**	(615)
Other (a)	**395**	2,591	**472**	3,096	**215**	1,409
Net deferred tax assets	**1,059**	**6,949**	**1,482**	**9,723**	**1,125**	**7,380**

(a) In 2000, this item includes the deferred tax charge of € 328 million (FRF 2,150 million) for neutralization of the current tax reduction resulting from inclusion of the Nissan Group in the consolidated tax reporting system.

10 - EARNINGS PER SHARE

Renault's basic earnings per share is calculated by dividing the net income by the weighted average number of ordinary shares in circulation during the year.

In determining earnings per share, in compliance with French accounting regulations, shares held by Renault under stock option plans awarded to executives and managers are considered to be in circulation. In 2000, the average volume of shares in circulation was identical to stated capital ; in consequence no calculation of the diluted earnings per share is required.

Basing the calculation on the 2000 net income of € 1,080 million - FRF 7,082 million, earnings per share under IAS 33 (Earnings per share) would be € 4,61 (FRF 30,25) per share basic earnings (+2,4%) and € 4,59 (FRF 30,11) per share diluted earnings (+1,96%).

11 - INTANGIBLE ASSETS

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Software	**110**	723	**137**	896	**145**	948
Goodwill on acquisition	**57**	377	**145**	954	**298**	1,954
Other intangible assets	**32**	211	**44**	286	**63**	414
Total intangible assets - gross value	**200**	**1,311**	**326**	**2,136**	**506**	**3,316**
Software	**(71)**	(468)	**(83)**	(542)	**(93)**	(613)
Goodwill on acquisition	**(23)**	(150)	**(30)**	(200)	**(49)**	(323)
Other intangible assets	**(20)**	(134)	**(26)**	(170)	**(39)**	(245)
Total intangible assets - amortization	**(115)**	**(752)**	**(139)**	**(912)**	**(181)**	**(1,181)**
Total intangible assets - net value	**85**	**559**	**187**	**1,224**	**325**	**2,135**

Changes in goodwill on acquisition

The increase in this item in 2000 results from the following:

• the goodwill generated by the acquisition of 100% of Benetton Formula for € 117 million (FRF 769 million), to be amortized on a straight-line basis over 20 years,

• further goodwill resulting from open capital increases by Dacia for € 27 million (FRF 177 million), to be amortized on a straight-line basis over 10 years.

Goodwill on acquisition recorded in 1999 relates to the following transactions:

• the acquisition of 51% of Dacia, which generated goodwill of € 43 million (FRF 279 million), to be amortized on a straight-line basis over 10 years,

• the acquisition of 100% of the capital of Nissan's European finance subsidiaries. This generated goodwill of € 47 million (FRF 307 million), to be amortized on a straight-line basis over 15 years.

12 - PROPERTY, PLANT AND EQUIPMENT

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Land	331	2,173	325	2,130	416	2,729
Buildings	3,984	26,131	3,986	26,149	4,413	28,947
Specific tools	4,661	30,577	4,845	31,782	5,267	34,551
Machinery and equipment	9,319	61,130	9,443	61,941	9,976	65,440
Assets leased to customers	394	2,581	1,387	9,099	1,547	10,149
Other tangibles	1,727	11,327	1,821	11,948	1,949	12,781
Construction in progress	913	5,984	1,035	6,792	1,285	8,428
Gross value	**21,329**	**139,903**	**22,842**	**149,841**	**24,853**	**163,025**
Land and buildings	(1,976)	(12,963)	(1,957)	(12,836)	(2,112)	(13,856)
Specific tools	(3,234)	(21,216)	(3,420)	(22,436)	(3,740)	(24,530)
Machinery and equipment	(5,790)	(37,979)	(5,935)	(38,928)	(6,169)	(40,465)
Assets leased to customers	(144)	(942)	(494)	(3,240)	(533)	(3,498)
Other tangibles	(1,135)	(7,442)	(1,193)	(7,832)	(1,298)	(8,512)
Depreciation and write-downs	**(12,279)**	**(80,542)**	**(12,999)**	**(85,272)**	**(13,852)**	**(90,861)**
Net value	**9,050**	**59,361**	**9,843**	**64,569**	**11,001**	**72,164**

Changes in property, plant and equipment were as follows:

	Gross value		Depreciation		Net value	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Value at December 31, 1997	**21,418**	**140,493**	**(12,183)**	**(79,914)**	**9,235**	**60,579**
Acquisitions/(depreciation)	**2,128**	13,959	**(1,788)**	(11,729)	**340**	2,230
(Disposals)/reversals	**(1,901)**	(12,472)	**1,487**	9,755	**(414)**	(2,717)
Translation adjustment	**(129)**	(844)	**58**	380	**(71)**	(464)
Change in scope of consolidation	**(187)**	(1,233)	**147**	966	**(40)**	(267)
Value at December 31, 1998	**21,329**	**139,903**	**(12,279)**	**(80,542)**	**9,050**	**59,361**
Acquisitions/(depreciation)	**2,404**	15,769	**(1,809)**	(11,863)	**595**	3,906
(Disposals)/reversals	**(643)**	(4,216)	**892**	5,854	**250**	1,638
Translation adjustment	**159**	1,046	**(110)**	(722)	**49**	324
Change in scope of consolidation	**(407)**	(2,661)	**307**	2,001	**(101)**	(660)
Value at December 31, 1999	**22,842**	**149,841**	**(12,999)**	**(85,272)**	**9,843**	**64,569**
Acquisitions/(depreciation)	**2,945**	19,321	**(1,864)**	(12,229)	**1,081**	7,092
(Disposals)/reversals	**(1,580)**	(10,371)	**1,176**	7,718	**(404)**	(2,653)
Translation adjustment	**158**	1,036	**(103)**	(673)	**55**	363
Change in scope of consolidation	**488**	3,198	**(62)**	(405)	**426**	2,793
Value at December 31, 2000	**24,853**	**163,025**	**(13,852)**	**(90,861)**	**11,001**	**72,164**

The increase in the gross value of assets leased to customers between December 31, 1998 and December 31, 1999 includes € 185 million (FRF 1,213 million) for passenger vehicles leased by the Finance Division, and € 708 million (FRF 4,646 million) for commercial vehicles sold with a buy-back commitment (see note 1-E-a).

"Change in scope of consolidation" reflects the following:

• en 2000, € 306 million (FRF 2,010 million) as a result of the full consolidation of Renault Samsung Motors (see note 2-A).

• in 1999, € (139) million (FRF (909) million) as a result of the change from full consolidation to equity-method accounting for foundries contributed by Renault to Teksid, and € 49 million (FRF 323 million) as a result of the full consolidation of Dacia.

• in 1998, € (37) million (FRF (245) million) as a result of the change from full consolidation to equity-method accounting following the partial disposal of Société de Transmissions de Bouthéon, representing a gross amount of € (94) million (FRF (618) million) and € 57 million (FRF 373 million) in depreciation.

13 - INVESTMENT IN NISSAN ACCOUNTED FOR BY THE EQUITY METHOD

The breakdown is as follows:

	Goodwill on acquisition						Share of net assets		Total	
	Gross value		Amortization		Net					
	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million
At December 31, 1999	**837**	5,493	**(21)**	(137)	**816**	5,356	**3,793**	24,883	**4,609**	30,239
2000 net loss			**(42)**	(274)	**(42)**	(274)	**98**	642	**56**	368
Translation adjustment							**428**	2,808	**428**	2,808
Other							**62**	409	**62**	409
At December 31, 2000	**837**	5,493	**(63)**	(411)	**774**	5,082	**4,381**	28,742	**5,155**	33,824

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31 and half-yearly at September 30. Consequently, the Renault Group consolidated financial statements use the equity method to include the consolidated financial statements of Nissan Motor for the period October 1, 1999 – September 30, 2000, after adjustments for the purposes of the Renault consolidation.

A – Goodwill on acquisition

The provisional figure of € 838 million (FRF 5,493 million) for goodwill arising on acquisition of the investment in Nissan Motor, has now been confirmed. This goodwill is amortized on a straight-line basis over 20 years from June 30, 1999.

B – Nissan Motor consolidated financial statements (Japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements, prepared in accordance with generally accepted Japanese accounting principles, are summarized below (in billions of yen):

Income statement (key figures)	2nd half-year 1999 Oct 1, 1999 Mar 31, 2000	1st half-year 2000 Apr 1, 2000 Sept 30, 2000	Total
Revenues	2,933	3,018	5,951
Operating income	25	134	159
Current income	(44)	130	86
Exceptional items	(321)	43	(278)
Net income (loss)	**(361)**	**172**	**(189)**

Summarized balance sheets	Sept 30, 99	Sept 30, 2000
Property, plant and equipment	2,985	2,767
Other fixed assets	531	720
Other assets	2,552	2,296
Translation adjustment	342	
Cash and cash equivalents	750	231
Total Assets	**7,160**	**6,014**
Shareholder's equity	1,284	762
Minority interests	58	81
Long-term financial liabilities	1,870	1,459
Other long-term liabilities	819	916
Short-term financial liabilities	1,476	1,249
Other liabilities	1,653	1,547
Total Shareholders' Equity and Liabilities	**7,160**	**6,014**

C – Changes in restated shareholders' equity

(in billions of Yen)	September 30 1999 (a)	Results	Other changes	September 30, 2000
Shareholders' equity under Japanese GAAP after capital increase	**1,284**	**(189)**	**(333)**	**762**
Restatements for Renault Group requirements:				
- Reclassification of translation adjustment (b)	(342)	-	342	-
- Revaluation of fixed assets (c)	844	71	(22)	893
- Pension liabilities (d)	(382)	26	-	(356)
- Other restatements	(242)	109	4	(129)
- Total restatements	**(122)**	**206**	**324**	**408**
Net assets restated for Renault Group requirements	**1,162**	**17**	**(9)**	**1,170**
Renault's share of net assets (36.8%)				
- in billions of yen	428	6	(3)	431
- in EUR million	3,793	98	491	4 382
- in FRF million	24,883	642	3,216	28,742

(a) Modifications have been made to the breakdown of restatements for Renault requirements, but the goodwill on acquisition remains unchanged.
(b) Reclassification of translation adjustments for foreign subsidiaries as a charge against shareholders' equity (in Japan, these were included in assets until March 2000).
(c) The net impact of estimation of fixed assets at fair value, with corrections mainly relating to land and industrial plants.
(d) Recognition of an additional liability on the estimated retirement benefit liabilities.

In French francs, the principal item in "Other changes" is the change in translation adjustment, chiefly resulting from the rise in the value of the yen against the Euro.

The restatements affecting the 2000 net income for the purpose of the Renault Group consolidation mostly concern the "revival plan", which was already recognized by Renault in the 1999 consolidated financial statements.

D - Hedging of the investment in Nissan Motor

The following operations were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen:

- on July 21, 1999 Renault SA undertook an initial partial hedge by issuing 7-year bonds totalling € 500 million (FRF 3,280 million). A foreign currency swap was undertaken to convert this issue into yen,
- on June 1, 2000, Renault concluded a forward sale of 150 billion yen, with an initial completion date of December 15, 2000, renewed at that date until December 15, 2001 for an identical amount. The Group intends to renew this contract until December 2003. At December 15, 2000 the Group entered into an interest rate swap with a nominal value of 150 billion yen and a term of three years.

14 - OTHER INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Teksid			**186**	1,217	**202**	1,328
Irisbus subsidiaries			**10**	64		
Mais	**57**	374	**34**	225	**131**	859
Sofasa	**3**	17		(1)	**4**	28
Renault Argentina Group subsidiaries	**6**	39	**8**	50	**6**	38
Société de Transmissions de Bouthéon	**14**	91	**14**	90		
Other	**37**	248	**43**	290	**41**	266
TOTAL	**117**	**769**	**295**	**1,935**	**384**	**2,519**

The following developments took place in 2000:

- Full consolidation of Ikarus and Special Coaches, subsidiaries of the ris bus group, from January 1, 2000 following takeovers of these companies,
- Sale of the Société de Transmissions de Bouthéon.

In 1999, following Renault's agreement with Teksid to merge foundry activities, Renault acquired a 33.5% stake in Teksid. This investment has been included in Group consolidated financial statements by the equity method since January 1, 1999.

Changes in this item were as follows:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Balance at January 1	**109**	712	**117**	769	**295**	**1,935**
Change in scope of consolidation	**14**	95	**207**	1,358	**(29)**	(193)
Change in translation adjustment and other changes	**(2)**	(11)	**(10)**	(65)	**46**	310
Dividend distribution	**(3)**	(22)	**(1)**	(8)	**(6)**	(42)
Capital increase	**12**	83	**8**	50	**45**	294
Net income	**(13)**	(88)	**(26)**	(169)	**33**	215
Balance at December 31	**117**	**769**	**295**	**1,935**	**384**	**2,519**

Key aggregated figures for all other companies accounted for by the equity method are shown below:

	Automobile						Commercial Vehicles					
	1998		1999		2000		1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million
Revenues	1,072	7,033	2,516	16,506	4,188	27,472	253	1,662	251	1,646	292	1,913
Net income (loss)	(41)	(267)	(59)	(386)	80	525	2	14	(2)	(13)	(1)	(5)
Shareholders' equity	159	1,044	741	4,863	1,016	6,662	62	404	60	394	22	147
Balance sheet total	574	3,762	2,350	15,418	2,766	18,143	68	443	149	975	140	916

15 - FINANCIAL ASSETS

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Other investments in subsidiaries and affiliates	167	1,095	176	1,154	722	4,735
Other financial assets	310	2,035	344	2,257	388	2,549
TOTAL	**477**	**3,130**	**520**	**3,411**	**1,110**	**7,284**

Other investments comprise the following:

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Investments in majority-owned subsidiaries	136	892	154	1,013	233	1,527
Investments of between 20% and 40%	24	155	38	247	49	325
Investments of under 20%	96	633	104	685	553	3,626
Gross value	**256**	**1,680**	**296**	**1,945**	**835**	**5,478**
Provisions	(89)	(585)	(120)	(791)	(113)	(743)
Net value	**167**	**1,095**	**176**	**1,154**	**722**	**4,735**

The net value of investments in majority-owned subsidiaries was € 160 million (FRF 1,049 million) in 2000, € 77 million (FRF 504 million) in 1999, and € 73 million (FRF 476 million) in 1998.

At December 31, 2000, the main listed investments were the following:

Company name	% owned	Net value of shares held		Market value of listed shares	
		€ million	FRF million	**€ million**	FRF million
AB Volvo	4.84%	**446**	2,924	**378**	2,479
BNP	0.38%	**65**	427	**160**	1,051

The shares in AB Volvo were acquired during 2000 in connection with the agreement between Renault SA and AB Volvo (see note 30).

16 - SALES FINANCING RECEIVABLES

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Financing for dealers	**2,619**	17,181	**3,025**	19,842	**3,129**	20,522
Financing for end-users	**5,498**	36,060	**8,752**	57,411	**8,859**	58,111
Leasing and similar operations	**3,200**	20,992	**3,847**	25,235	**4,067**	26,680
Gross value	**11,317**	**74,233**	**15,624**	**102,488**	**16,055**	**105,313**
Provisions	**(419)**	(2,750)	**(514)**	(3,372)	**(542)**	(3,552)
Net value	**10,898**	**71,483**	**15,110**	**99,116**	**15,513**	**101,761**

1999 sales financing receivables reflect the impact of the full consolidation of Nissan's European finance subsidiaries, amounting to € 2,409 million (FRF 15,801 million) (note 2-D-b).

The breakdown of sales financing receivables by geographic area is as follows:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
France	**3,446**	22,603	**4,246**	27,852	**4,440**	29,128
Other European countries	**7,452**	48,880	**10,864**	71,264	**11,073**	72,633
TOTAL	**10,898**	**71,483**	**15,110**	**99,116**	**15,513**	**101,761**

These receivables mature as follows:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Within one year	**5,823**	38,194	**7,365**	48,308	**7,823**	51,317
Between one and five years	**5,056**	33,165	**7,691**	50,449	**7,625**	50,016
Over five years	**19**	124	**54**	359	**65**	428
Total	**10,898**	**71,483**	**15,110**	**99,116**	**15,513**	**101,761**

17 - INVENTORIES

Details of inventories are as follows:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Gross value	**4,298**	28,195	**5,162**	33,859	**6,382**	41,862
Provisions	**(276)**	(1,810)	**(292)**	(1,915)	**(386)**	(2,533)
Net value of inventories	**4,022**	**26,385**	**4,870**	**31,944**	**5,996**	**39,329**

The net value of inventories is stated below:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Raw materials and supplies	**738**	4,839	**921**	6,044	**1,263**	8,282
Work-in-progress	**504**	3,308	**562**	3,688	**685**	4,493
Finished goods - automobile	**1,988**	13,042	**2,545**	16,697	**3,102**	20,350
Finished goods - commercial vehicles	**587**	3,850	**616**	4,041	**758**	4,971
Other finished products	**197**	1,293	**215**	1,401	**172**	1,127
Long-term contrats	**8**	53	**11**	73	**16**	106
TOTAL	**4,022**	**26,385**	**4,870**	**31,944**	**5,996**	**39,329**

The increase in inventories of finished goods–automobiles between December 31, 1998 and December 31, 1999, includes € 608 million (FRF 3,988 million) for the impact of the change in accounting method for vehicles sold with a buy-back commitment (Note 1-E-a).

18 - TRADE RECEIVABLES

The breakdown of trade receivables is as follows:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Trade receivables, gross	**3,060**	20,071	**3,670**	24,076	**3,956**	25,947
Provisions	**(159)**	(1,039)	**(152)**	(997)	**(157)**	(1,034)
Net value	**2,901**	**19,032**	**3,518**	**23,079**	**3,799**	**24,913**

This item does not include accounts receivable from dealers, in France and several other European countries, when they are sold to the Group's financial subsidiaries and the risk of non-recovery is transferred to those subsidiaries. In such cases, they are recorded under sales finance receivables. If the risk is not transferred, these items remain in trade receivables even though, from a legal point of view, the receivable itself has been assigned.

19 - OTHER RECEIVABLES AND PREPAID EXPENSES

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Bond issuance costs and redemption premiums	**24**	158	**24**	157	**25**	165
Prepaid expenses	**430**	2,818	**400**	2,627	**559**	3,663
Tax receivables	**712**	4,669	**850**	5,578	**1,149**	7,533
Other receivables	**604**	3,966	**765**	5,011	**992**	6,507
TOTAL	**1,770**	**11,611**	**2,039**	**13,373**	**2,725**	**17,868**

20 - LOANS AND MARKETABLE SECURITIES

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Investment loans	**6,160**	40,406	**2,204**	14,456	**2,019**	13,246
Marketable securities	**272**	1,783	**310**	2,031	**214**	1,406
Renault treasury shares	**31**	206	**164**	1,081	**252**	1,651
TOTAL	**6,463**	**42,395**	**2,678**	**17,568**	**2,485**	**16,303**

nvestment loans essentially consist of interbank loans between the financial companies and correspond principally to the investment of cash surpluses from industrial and commercial activities.

Details are shown below:

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Maturity over one year	227	1,487	197	1,292	209	1,375
Maturity within one year	5,933	38,919	2,007	13,164	1,810	11,871
TOTAL	**6,160**	**40,406**	**2,204**	**14,456**	**2,019**	**13,246**

Certain marketable securities are reclassified as cash equivalents. The amounts concerned are € 176 million (FRF 1,153 million for 2000), € 75 million (FRF 494 million) for 1999, and € 67 million (FRF 437 million) for 1998.

Renault SA's treasury shares (6 779 335 shares at December 31, 2000) are held for the purposes of the stock option plans awarded to Group executives and managers (see note 21). A provision is established if necessary, assessed by reference to the acquisition price, option exercise price and stock market price.

In accordance with decisions approved at the General Shareholders' Meetings of June 10, 1999 and June 11, 1998, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans.

In compliance with French accounting rules, these shares are recorded under Marketable Securities at an amount of € 252 million (FRF 1,651 million) at December 31, 2000 (€ 164 million - FRF 1,081 million in 1999 and € 31 million - FRF 206 million in 1998). Under IASC standards, these shares would be recorded as a charge against shareholders' equity and deducted from the number of shares in circulation for the determination of basic earnings per share (see note 10).

21- SHAREHOLDERS' EQUITY

Share capital

The total number of ordinary shares issued and fully paid-up is 239,798 thousand (as in 1999 and 1998). Par value is Euros 3.81 (25 francs) per share (unchanged from 1999 and 1998).

The Board of Directors has authorization to increase share capital for a value of up to € 6 billion. This authorization is valid until the Annual General Shareholders' Meeting called to approve the financial statements for fiscal year 2000.

At December 31, 2000, the French state held 106,037,141 shares and therefore 44.22% of capital rights.

Distributions

At the Annual General Shareholders' Meeting of June 8, 2000, it was decided to distribute € 183 million (FRF 1,199 million) in dividends (€ 0.76 or 5 francs per share). (In 1999, total dividend distribution approved was € 183 million - FRF 1,199 million i.e. € 0.76 or 5 francs per share, and in 1998 € 128 million - FRF 836 million, i.e. € 0.53 or 3.5 francs per share).

Translation adjustment

Translation adjustments related to the Euro zone and included in shareholders' equity amount to € (348) million - FRF (2,285) million at December 31, 2000, December 31, 1999 and December 31, 1998.

After adjustment for the impact of partial hedging of the investment in Nissan, the conversion of Nissan's financial statements contributed as follows to the change in translation adjustments:

	1999		2000	
	€ million	FRF million	€ million	FRF million
Impact of the translation of Nissan's financial statements	323	2,116	820	5,379
Impact, net of tax, of hedging operations	(34	(225)	(13)	(88)
TOTAL	289	1,891	807	5,291

Stock option plans

Since 1996, the Board of Directors has periodically awarded stock options to Group executives and managers, with prices and exercise periods specific to each plan.
The changes in the number of stock options held by personnel are as follows:

	1998	1999	2000
Options outstanding at January	1,000,000	2,912,500	4,979,450
Options awarded	1,912,500	2,125,900	1,889,300
Options exercised		(31,650)	(48,570)
Options expired		(27,300)	(31,700)
Options outstanding at December 31	2,912,500	4,979,450	6,788,480

Stock options have been awarded as follows during the past three years:

	1998	1999		2000
Exercise period	**October 28, 2003 October 26, 2008**	**March 17, 2004 March 15, 2009**	**October 20, 2004 October 18, 2009**	**September 8, 2005 September 6, 2010 and October 25, 2005 October 23, 2010**
Exercise price per share (in Euros)	32.13	40.82	50.94	49.27
Number of shares	1,912,500	300,000	1,825,900	1,889,300

The exercise price per share corresponds to the average value of the opening prices for Renault shares over the twenty stock exchange trading sessions preceding the Board meeting at which it was decided to award the options.

Options yet to be exercised at December 31, 2000 are as follows:

Date awarded	Exercise price €	Outstanding options 2000	Exercise period
October 22, 1996	17.57	349,230	October 22, 1999 October 22, 2006
October 28, 1997	24.89	545,050	October 29, 2002 October 27, 2007
October 27, 1998	32.13	1,887,000	October 28, 2003 October 26, 2008
March 16, 1999	40.82	300,000	March 17, 2004 March 15, 2009
October 10, 1999	50.94	1,818,900	October 20, 2004 October 18, 2009
September 7, 2000 and October 24, 2000	49.27	1,888,300	September 8, 2005 September 6, 2010 October 25, 2005 October 23, 2010
TOTAL		**6,788,480**	

22 - MINORITY INTERESTS

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Minority interests at January 1	**679**	**4,456**	**662**	**4,340**	**630**	**4,135**
Dividends	**(32)**	(208)	**(40)**	(264)	**(44)**	(290)
Change in translation adjustment	**(35)**	(231)	**(28)**	(182)	**30**	193
Change in consolidation method and other changes in scope of consolidation	**62**	400	**31**	205	**29**	192
Minority interests share in net income	**(12)**	(77)	**5**	36	**(6)**	(40)
Minority interests at December 31	**662**	**4,340**	**630**	**4,135**	**639**	**4,190**

Changes in consolidation method and other changes in scope of consolidation

In 2000:

This item includes the following:

• € 130 million (FRF 854 million) corresponding to impact of full consolidation of Renault Samsung Motors,

• The repurchase by FASA of its minority shareholders' interests, during the buyout in February 2000, which led to a € 83 million (FRF 547 million) reduction in minority interests and increased the Group's stake from 92.2% to 99.6%.

• The dilution of minority interests in the open capital increases by Renault Argentina (raising Renault's holding from 47.3% to 64%) and Dacia (raising Renault's holding from 51% to 80.1%).

• The change from the equity method to full consolidation of the financial statements of Renault Maroc, following Renault SA's acquisition of 30% of the company's capital by repurchasing minority shareholders' interests. As a result of this operation, Renault owns this subsidiary 80%.

in 1999:

- € 5 million (FRF 34 million) corresponding to the impact of full consolidation of DACIA (note 2-E),
- € 19 million (FRF 122 million) corresponding to the minority interests' share of contributions to the Oyak capital increase,
- The dilution of minority interests in Renault Do Brasil LTDA when the Group increased its investment by 33.48% to 76.44% by means of a reserved capital increase.

In 1998:

€ 43 million (FRF 279 million) corresponding to the capital increases subscribed by the minority shareholders of Renault Do Brasil Automoveis.

23 - PENSIONS AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

These benefits are covered either by contributions to defined-contribution plans or by defined-benefit plans.

A. Defined-contribution plans

The Group makes earnings-related payments, in accordance with local custom, to the national organizations responsible for paying old-age and similar financial benefits. At present, there is no actuarial liability concerning these pension arrangements.

B. Defined-benefit plans

Provisions are established for this type of plan, concerning

- Retirement bonuses, including payments upon retirement and supplementary pensions, but also other long-term benefits, chiefly long-service awards and flexible holiday entitlements;
- Healthcare expense coverage.

	French companies		Foreign companies		Total	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
2000						
Provision for pension and similar commitments	616	4,043	140	920	756	4,963
Provision for healthcare expenses			572	3,751	572	3,751
TOTAL	**616**	**4,043**	**712**	**4,671**	**1,328**	**8,714**
1999						
Provision for pension and similar commitments	593	3,891	126	825	719	4,716
Provision for healthcare expenses			533	3,495	533	3,495
TOTAL	**593**	**3,891**	**659**	**4,320**	**1,252**	**8,211**
1998						
Provision for pension and similar commitments	641	4,207	76	499	717	4,706
Provision for healthcare expenses			365	2,392	365	2,392
TOTAL	**641**	**4,207**	**441**	**2,891**	**1,082**	**7,098**

Defined benefit systems are sometimes covered by funds. These plans are subject to regular actuarial valuation by independent actuaries. The value of fund assets, if any, is deducted from the corresponding liability.

Pension and similar commitments

The reconciliation of the actuarial value of the commitment and the provision for pension and similar obligations (excluding healthcare expenses) is as follows:

	31/12/1998		1/01/1999		3/12/1999		31/12/2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million
Actuarial value of commitments	1,441	9,453	1,637	10,738	1,579	10,360	1,718	11,271
Unrecorded actuarial gains/(losses)	0	0	0	0	45	294	(45)	(292)
Cost of unrecorded vested benefits	(178)	(1,170)	0	0	0	0	28	186
Fund assets recorded in balance sheet liabilities	(621)	(4,075)	(621)	(4,075)	(905)	(5,938)	(945)	(6,202)
Net provision for pensions in balance sheet	642 [1]	4,208 [1]	1,016	6,663	719	4,716	756	4,963

(1) At December 31, 1998, the balance sheet included an amount of € 76 million (FRF 498 million) of assets relating to certain Mack Trucks benefit regimes which generated a surplus over commitments existing at that date. This surplus disappeared following the revaluation of commitments in application of IAS 19 (revised 1998) at January 1, 1999.

The difference between the net provision at December 31, 1998 (€ 641 million - FRF 4,208 million) and at January 1, 1999 (€ 1,016 million - FRF 6,663 million) was deducted from shareholders' equity at January 1, 1999 in accordance with the transitional provisions of the standard, after taking into account the tax effect (€ 374 million - FRF 2,455 million gross, € 252 million - FRF 1,656 million net of tax).

Details of the variation in the provision for pension and similar commitments are provided below:

	1999		2000	
	€ million	FRF million	€ million	FRF million
Balance at January 1	1,016	6,663	719	4,716
Net expense for the year	77	503	65	424
Contributions paid and fund asset contributions	(155)	(1,012)	(81)	(531)
Reversal of provisions related to the "CASA" plan	(211)	(1,383)	(18)	(117)
Other	(8)	(55)	71	471
Balance at December 31	**719**	**4,716**	**756**	**4,963**

In 2000 and 1999, € 18 million (FRF 117 million) and € 211 million (FRF 1,383 million) respectively of provisions for retirement bonuses were reversed during the year following the adoption by Renault SA and certain French subsidiaries of the "CASA" plan to offer early retirement for automobile industry employees.

	1999		2000	
	€ million	FRF million	€ million	FRF million
Vested benefits	52	341	69	448
Discount effect	95	621	97	637
Expected profitability on fund assets	(70)	(459)	(101)	(661)
Net expenses for the year	**77**	**503**	**65**	**424**

At December 31, 2000 the breakdown of the provision (mostly long-term) is as follows:

	French companies		Mack Trucks		Other companies		Total	
	€ million	FRF million	€ million	FRF million	€ million	FRF million	€ million	FRF million
Vested benefits	605	3,971	951	6,239	162	1,061	1,718	11,271
Unrecorded actuarial variance	12	76	(21)	(135)	(7)	(47)	(16)	(106)
Value of invested funds	(1)	(4)	(930)	(6,104)	(15)	(94)	(946)	(6,202)
TOTAL	616	4,043			140	920	756	4,963

Healthcare expenses

In addition to the pension commitments and other long-term benefits described above, Mack Trucks Inc. is committed to bearing the cost of employees' health and life insurance.

	€ million	FRF million
Balance at December 31, 1998 (as published)	365	2,392
Impact of the adoption of IAS 19 revised 98	120	789
Restated balance at January 1, 1999	485	3,181
Next expense for the year	41	267
Contributions paid and fund asset contributions	(69)	(454)
Translation adjustments	76	501
Balance at December 31, 1999	533	3,495
Next expense for the year	43	283
Contributions paid and fund asset contributions	(46)	(305)
Translation adjustments	42	278
Balance at December 31, 2000	572	3,751

In 1999, the adoption of standard IAS 19 (revised 98) led to an increase of € 120 million (FRF 789 million) in the provision. This amount was included in shareholders' equity at January 1, 1999, in compliance with the transitional provisions in the standard, taking into account the tax effect (€ 120 million - FRF 789 million gross, € 78 million -FRF 511 million net of tax).

The cumulative impact in 1999 of the adoption of IAS 19 on pension and healthcare expense commitments therefore amounted to € 495 million (FRF 3,244 million), corresponding to € 330 million (FRF 2,167 million) after deferred taxes. € (335) million – FRF (2,198) million of this amount was allocated to the Group, and € (5) million - FRF (31) million to minority interests.

The cost relating to healthcare expenses for 2000 is included in personnel costs and comprises the following:

	1999		2000	
	€ million	FRF million	€ million	FRF million
Vested benefits	5	34	4	25
Discount effect	36	233	39	258
Net expense for the year	41	267	43	283

The rate of cost growth for healthcare and other expenses in these plans has been assumed to be declining to the annual limits per employee set in labour agreements in 1992, falling gradually to 7% in 2001 for the largest of the plans. Beyond these dates, the labour agreements effectively eliminate the growth in the employer's share of these expenses.

By way of example, a 1% annual increase in the above rates would have resulted in a € 3 million (FRF 21 million) increase (€ 5 million - FRF 30 million in 1999) in the liability and the annual cost in 2000, composed of the sum of the vested benefits earned during the year and the discount effect of € 0.3 million (FRF 2 million) (the same as in 1999). The weighted average rate used to calculate the present value of liabilities was 7%.

Actuarial assumptions

The main actuarial assumptions used are the following:

	French companies	USA
Retirement age	60	60
Salary increase	3%	6%
Discount rate	5.5%	7%
Expected return on plan assets, USA	-	9.5%

24 - OTHER PROVISIONS FOR RISKS AND CHARGES

These provisions are as follows:

	Over one year		Under one year		Total	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
2000						
Provisions for restructuring and workforce adjustment costs	**810**	5,315	**243**	1,594	**1,053**	6,909
Provisions for warranty costs			**626**	4,107	**626**	4,107
Other	**440**	2,885	**383**	2,512	**823**	5,397
TOTAL	**1,250**	**8,200**	**1,252**	**8,213**	**2,502**	**16,413**
1999						
Provisions for restructuring and workforce adjustment costs	**849**	5,570	**229**	1,500	**1,078**	7,070
Provisions for warranty costs			**783**	5,133	**783**	5,133
Other	**471**	3,095	**313**	2,053	**784**	5,148
TOTAL	**1,320**	**8,665**	**1,325**	**8,686**	**2,645**	**17,351**
1998						
Provisions for restructuring and workforce adjustment costs	**72**	474	**374**	2,451	**446**	2,925
Provisions for warranty costs			**729**	4,780	**729**	4,780
Other	**465**	3,047	**437**	2,874	**902**	5,921
TOTAL	**537**	**3,521**	**1,540**	**10,105**	**2,077**	**13,626**

Details of changes in this item in 2000 are provided below:

	Restructuring provisions		Warranty provisions		Other		Total	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million
At January 1, 2000	**1,078**	7,070	**783**	5,133	**784**	5,148	**2,645**	17,351
Increases	**211**	1,385	**474**	3,106	**372**	2,441	**1,057**	6,932
Reversals of provisions for application	**(158)**	(1,043)	**(531)**	(3,485)	**(248)**	(1,629)	**(937)**	(6,157)
Reversals of provisions no longer require	**(39)**	(253)	**(113)**	(743)	**(59)**	(386)	**(211)**	(1,382)
Other changes(a)	**(39)**	(250)	**13**	95	**(26)**	(176)	**(52)**	(331)
At December 31, 2000	**1,053**	**6,909**	**626**	**4,106**	**823**	**5,398**	**2,502**	**16,413**

(a) Other changes mainly comprise translation adjustments, the effect of changes in the scope of consolidation and, for restructuring provisions, instalments paid to employees concerned by the CASA plan.

In 1999, Renault SA and certain French subsidiaries had established provisions of € 795 million (FRF 5,216 million) following the adoption of the "CASA" plan offering early retirement to employees in the automobile industry. Details of this plan and its impact on the financial consolidated statements at December 31, 1999 are provided in Note 5.

In addition to this plan, which concerns only French companies, the Group recorded additional provisions of € 20 million (FRF 146 million) in its foreign subsidiaries in 1999, in connection with restructuring measures undertaken to streamline production facilities.

These measures have chiefly involved workforce reductions in the form of early retirement, guaranteed income arrangements, internal and external reassignments and redundancies.

In 1998, € 196 million (FRF 1,287 million) in new provisions for restructuring costs and workforce reductions was booked.

25 - INTEREST-BEARING BORROWINGS

A. Interest-bearing borrowings are as follows:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Redeemable shares	**353**	2,317	**346**	2,267	**336**	2,206
Bonds	**3,140**	20,597	**3,999**	26,230	**5,441**	35,690
Other debts represented by a certificate	**895**	5,870	**1,049**	6,878	**1,028**	6,744
Borrowings from credit institutions	**589**	3,862	**1,458**	9,565	**1,661**	10,894
Other financial debt	**106**	695	**78**	519	**189**	1,242
Long-term financial debt, due after one year	**5,083**	**33,341**	**6,930**	**45,459**	**8,655**	**56,776**
Short-term portion of long-term financial debt	**824**	5,405	**1,810**	**11,876**	**1,015**	**6,658**
Total long-term debt	**5,907**	**38,746**	**8,740**	**57,335**	**9,670**	**63,434**
Originally short-term financial debt	**9,723**	**63,780**	**11,604**	**76,114**	**13,627**	**89,385**
TOTAL	**15,630**	**102,526**	**20,344**	**133,449**	**23,297**	**152,819**

The increase in interest-bearing borrowings in 2000 (mainly in long-term debts) reflects the € 172 million (FRF 1,126 million) impact of the consolidation of Renault Samsung Motors. It was discounted to present value during the year.

B. Redeemable shares:

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Renault SA 1983 issue	153	1,000	153	1,000	153	1,000
Renault SA 1984 issue	165	1,085	165	1,085	165	1,085
Diac 1985 issue	35	232	28	182	18	121
TOTAL	353	2,317	346	2,267	336	2,206

These shares, issued in October 1983 and April 1984 by Renault SA, can be redeemed with a premium on the sole initiative of Renault from 1998. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical structure and methods. The 2000 return on redeemable shares, amounting to € 36.7 million (FRF 241 million) (€ 36 million – FRF 235 million in 1999 and € 34 million - FRF 223 million in 1998), is included in financial expenses. They are listed on the Paris Stock Exchange, and in 2000 traded at between € 303.9 (FRF 1,993) and € 345.7 (FRF 2,268) (ex dividend) for a par value of € 153 (FRF 1,000).

The return on Diac redeemable shares issued in 1985 comprises a fixed portion equal to the Annual Monetary Rate, and a variable portion calculated by multiplying an amount equal to 40% of the Annual Monetary Rate by the rate of increase in net consolidated profit of the Diac sub-group compared to the prior year.

Diac has redeemed shares as follows:
- in 2000, 58 335 shares for a total value of € 10 million (FRF 61 million),
- in 1999, 49,491 shares for a total value of € 7 million (FRF 50 million).

Based on year-end stock exchange rates, the market value of redeemable shares was € 18.7 million (FRF 122 million) in 2000.


8821 WWX92

C. Bond issues, after effect of derivative financial instruments are as follows :

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Renault SA						
2000 issue at 6.375%					500	3,280
1999 issue at 1.795%			606	3,973	582	3,818
1998 issue at 3-month Pibor	76	500	76	500	76	500
1996 issue at 5.80%	305	2,000	305	2,000	305	2,000
1994 issue at 6.25%	305	2,000	305	2,000	305	2,000
1993 issue at 7.25%	229	1,500	229	1,500	229	1,500
1993 issue at 7.5%	229	1,500	229	1,500	229	1,500
1992 issue at 4.5%	301	1,976	301	1,976	301	1,976
1986 issue at 6.05%	15	99	15	99	15	99
TOTAL	**1,460**	**9,575**	**2,066**	**13,548**	**2,542**	**16,673**
Renault Crédit International						
2000 issue at 3-month Euribor + 0.25%					200	1,312
2000 issue at 3-month Euribor + 0.25%					500	3,280
2000 issue at 3-month Euribor + 0.25 %					250	1,640
1999 issue at 3-month Euribor + 0.25%			500	3,280	500	3,280
1999 issue at 3-month Euribor + 0.1875%			200	1,312	200	1,312
1999 issue at 3-month Euribor + 0.125%			350	2,296	350	2,296
1998 issue at 3-month Libor	153	1,006	153	1,006	153	1,006
1997 issue at 3-month Libor	153	1,006	153	1,006		
1997 issue at 3-month Pibor	305	2,000	305	2,000		
1997 issue at 6.30%	213	1,400	213	1,400	213	1,400
1996 issue at 6.60%	305	2,000	305	2,000	305	2,000
1995 single-coupon issue	197	1,285	212	1,388	228	1,492
1993 issue at 7.5% (April)	152	1,000	152	1,000		
1993 issue at 7.5% (November)	152	1,000	152	1,000		
Other bonds	50	325	50	325		
TOTAL	**1,680**	**11,022**	**2,745**	**18,013**	**2,899**	**19,018**
Accrued interest	96	628	108	708	103	675
TOTAL	**3,236**	**21,225**	**4,919**	**32,269**	**5,544**	**36,366**

D. Long-term debts, excluding redeemable shares, mature as follows:

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Within one year	**825**	5,405	**1,810**	11,876	**1,015**	6,658
Between 1 and 2 years	**1,298**	8,517	**1,087**	7,132	**2,533**	16,613
Between 2 and 3 years	**596**	3,911	**1,912**	12,541	**1,547**	10,147
Between 3 and 4 years	**480**	3,147	**1,027**	6,738	**992**	6,509
Between 4 and 5 years	**607**	3,982	**653**	4,285	**1,378**	9,042
Over 5 years	**1,748**	11,467	**1,905**	12,496	**1,869**	12,259
TOTAL	**5,554**	**36,429**	**8,394**	**55,068**	**9,334**	**61,228**

Short-term drawings on credit lines with maturities of more than one year are recorded under long-term borrowings.

E. A breakdown of interest-bearing is as follows :

	1998 (b)		1999 (b)		2000 (a)	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Euro zone currencies	**12,399**	81,333	**17,092**	112,118	**20,018**	131,309
Non Euro zone EU currencies	**1,453**	9,527	**1,317**	8,637	**1,135**	7,445
Other currencies	**1,425**	9,349	**1,589**	10,427	**1,808**	11,859
TOTAL	**15,277**	**100,209**	**19,998**	**131,182**	**22,961**	**150,613**

(a) Including derivative financial instruments
(b) Excluding derivative financial instruments

F. At December 31, 2000, after affect of derivative financial instruments, long-term borrowings amounted to € 3,475 million (FRF 22,796 million) for fixed rate and € 5,859 million (FRF 38,432 million) for floating-rate. Before giving effect to derivative financial instruments, long-term fixed-rate borrowings amounted to € 4,165 million (FRF 27,318 million) at December 31, 1999, and € 3,882 million (FRF 25,465 million) at December 31, 1998. The corresponding figures for floating-rate borrowings (usually based on LIBOR) were € 4,230 million (FRF 27,750 million), and € 1,671 million (FRF 10,964 million).

G. Average weighted interest rates on short-term financial debt, before giving effect to derivative financial instruments, are as follows:

	1998(b)	1999(b)	2000(a)
Originally short-term financial debts	4.32%	3.58%	5.27%
Current portion of long-term financial debt	3.82%	4.35%	4.72%
Total financial debt due in less than one year	4.29%	3.68%	5.23%

(a) Including derivative financial instruments
(b) Excluding derivative financial instruments

In 2000, the amounts of interest paid and received in connection with the Group's industrial and commercial activities were € (275) million - FRF (1,801) million.

H. Credit lines

At December 31, 2000 the Renault Group's open credit lines with banks amounted to the equivalent of € 9,306 million (FRF 61,041 million) in different currencies, with maturities extending to 2004 (with the short-term portion amounting to € 1,659 million - FRF 10,884 million). This compares with € 8,983 million (FRF 58,925 million) and € 1,832 million (FRF 12,020 million) at December 31, 1999.

A total of € 2,001 million (FRF 13,123 million) of these credit lines was in use at December 31, 2000, compared to € 2,266 million (FRF 14,862 million) at December 31, 1999.

The average commission paid in 2000 was 0.091% of confirmed credit lines, compared with 0.089% in 1999 and 0.084% in 1998.

26 - OTHER LIABILITIES AND DEFERRED INCOME

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Tax liabilities	**1,231**	8,075	**786**	5,159	**796**	5,221
Payroll	**1,069**	7,014	**1,106**	7,258	**1,261**	8,273
Other	**1,440**	9,442	**3,375**	22,131	**3,530**	23,155
Deferred income	**571**	3,748	**474**	3,109	**573**	3,759
Total	**4,311**	**28,279**	**5,741**	**37,657**	**6,160**	**40,408**

The increase in "Other" between December 31, 1998 and December 31, 1999 reflects the change in the accounting method for vehicles sold with buy-back clauses. The total impact was € 1,648 million (FRF 10,811 million) (€ 721 million - FRF 4,729 million in the Automobile Division and € 927 million – FRF 6,082 million in the Commercial Vehicles Division) (note 1-E-a).

The increase in tax liabilities in 1998 was chiefly attributable to the rise in taxes payable in the year.

27 - NET FINANCIAL INDEBTEDNESS (excluding sales financing)

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Redeemable shares	**318**	2,085	**318**	2,085	**318**	2,085
Bonds	**1,489**	9,764	**2,100**	13,775	**2,582**	16,936
Other interest-bearing borrowings	**3,536**	23,200	**3,050**	20,009	**4,886**	32,048
Investment loans	**(5,963)**	(39,113)	**(1,773)**	(11,630)	**(1,535)**	(10,066)
Treasury shares	**(31)**	(206)	**(164)**	(1,081)	**(252)**	(1,651)
Other marketable securities	**(191)**	(1,251)	**(249)**	(1,635)	**(210)**	(1,376)
Cash and cash equivalents	**(770)**	(5,048)	**(582)**	(3,818)	**(996)**	(6,535)
Net financial indebtedness	**(1,612)**	**(10,569)**	**2,700**	**17,705**	**4,793**	**31,441**

The sales financing activity is considered as an operating activity for the Group. As a result, refinancing undertaken in connection with sales financing, comprising interest-bearing borrowings less cash and financial assets, is not taken into account for the net financial indebtedness.

28 - FINANCIAL INSTRUMENTS

In its ordinary operations, the Renault Group is exposed to various financial risks, such as currency risk, interest rate risk and credit risk. The Group has devised on a central basis a set of specific policies for managing these exposures. When managing financial risk, the Group uses derivative financial instruments, but it never acts as market maker in such instruments. Since most transactions are intended to hedge positions taken in the course of normal business, the market risk of the instruments used is largely offset on the hedged positions by equal and opposite movements.

A. Management of exchange and interest rate risk

The corresponding commitments, expressed in terms of notional amount where appropriate, are shown below:

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
FOREIGN EXCHANGE RISK:						
Currency swaps						
Purchases	**461**	3,027	**840**	5,510	**1,192**	7,817
Sales	**460**	3,017	**846**	5,550	**1,224**	8,025
Other forward exchange contracts and options						
Purchases	**12,551**	82,329	**12,087**	79,286	**13,936**	91,417
Sales	**12,411**	81,408	**11,967**	78,497	**13 969**	91,633
INTEREST RATE RISKS:						
Interest rate swaps	**27,609**	181,104	**25,941**	170,161	**29,532**	193,718
FRAs						
Purchases	**1,398**	9,168	**4,264**	27,972	**369**	2,423
Sales	**1,198**	7,857	**4,237**	27,795	**197**	1,292
Other interest rate hedging instruments						
Purchases	**3,250**	21,320	**1,197**	7,852	**557**	3,657
Sales	**3,311**	21,720	**1,389**	9,113	**633**	4,151

In addition, in the course of its ordinary business, Renault has entered into a number of financial contracts, including guarantees accompanying sales of receivables, financial guarantees and letters of credit, that may represent a potential risk. At December 31, 2000 neither the amounts involved nor the risks inherent in such contracts are considered to pose any significant risk.

B. Counterparty risk

The Group controls the counterparty risk inherent in using financial instrument contracts by dealing solely with leading financial institutions and by establishing limits for each institution.

Renault has commercial relations with customers, dealers and partners throughout the world. Accordingly, its receivables and customer guarantees are highly diversified and, in many cases, collateralized by sureties or other pledges.

As a result, the Group considers that it is not exposed to any notable concentration of credit risk.

C. Market value of financial instruments

The carrying amounts on the balance sheet and the estimated market values of the Group's financial instruments are broken down as follows:

	1998				1999				2000			
	Book value		Market value		Book value		Market value		Book value		Market value	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million
Assets												
Other listed securities (a)	**69**	449	**124**	813	**69**	449	**161**	1,054	**514**	3,371	**543**	3,562
Other unlisted securities (b)	**98**	646	**ND**	ND	**107**	705	**ND**	ND	**208**	1,364	**ND**	ND
Other investments (I)	**167**	**1,095**	**ND**	**ND**	**176**	**1,154**	**ND**	**ND**	**722**	**4,735**	**ND**	**ND**
Securities included in other financial assets (II)		2		2	**1**	8		2	**10**	64	**10**	64
trading securities	**78**	512	**78**	512	**59**	385	**59**	385	**21**	141	**21**	141
Other securities	**225**	1,477	**272**	1,781	**415**	2,727	**441**	2,891	**445**	2,916	**470**	3,086
Marketable securities (III)	**303**	**1,989**	**350**	**2,293**	**474**	**3,112**	**500**	**3,276**	**466**	**3,057**	**491**	**3,227**
Total investment portfolio (I+II+III)	**470**	3,086	**ND**	ND	**651**	4,274	**ND**	ND	**1,198**	7,856		
Investment loans	**6,160**	40,406	**6,173**	40,492	**2,204**	14,456	**2,167**	14,217	**2,019**	13,246	**1,989**	13,048
Sales financing receivables	**10,898**	71,483	**10,869**	71,298	**15,110**	99,116	**15,144**	99,336	**15,513**	101,761	**15,309**	100,420
Cash and cash equivalents	**1,087**	7,128			**1,046**	6,864			**1,812**	11,889		
Liabilities												
Redeemable shares	**(353)**	(2,317)			**(346)**	(2,267)	**(696)**	(4,568)	**(336)**	(2,206)	**(633)**	(4,149)
Bonds	**(3,236)**	(21,225)	**(3,340)**	(21,910)	**(4,919)**	(32,269)	**(4,972)**	(32,613)	**(5,544)**	(36,366)	**(5,485)**	(35,979)
Other interest-bearing debts	**(12,041)**	(78,984)	**(12,099)**	(79,364)	**(15,080)**	(98,913)	**(15,130)**	(99,247)	**(17,417)**	(114,247)	**(17,588)**	(115,368)
	2,985	**19,577**	**ND**	**ND**	**(1,334)**	**(8,739)**	**ND**	**ND**	**(2,755)**	**(18,067)**	**ND**	**ND**

(a) The difference between market and book value consists of unrealized :
- capital losses of € 67 million (FRF 443 million) for 2000
- capital gains of € 97 million (FRF 634 million) for 1999, € 55 million (FRF 363 million) for 1998.

(b) It has not been possible to determine the market value of equity stakes in some unlisted companies with which the group does business and for which comparisons with listed companies are unavailable.

Estimated market value of off-balance sheet commitments:

	1998				1999				2000			
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million	**€ million**	FRF million
Forward exchange contracts	**12,629**	82,843	**12,594**	82,610	**11,087**	72,727	**11,109**	72,869	**13,692**	89,812	**13,727**	90,040
Currency swaps	**470**	3,085	**479**	3,143	**847**	5,553	**841**	5,517	**1,193**	7,824	**1,228**	8,054
Interest rate swaps	**412**	2,705	**302**	1,982	**350**	2,297	**365**	2,394	**27**	176	**(47)**	(308)
Interest rate futures	**1**	6		3	**2**	13	**2**	10	**0**	0	**0**	2

Assumptions and methods adopted:

Estimated market values are based on information available on the markets and arrived at using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are theoretical by nature, and judgement plays a major role in interpreting market data. Adopting different assumptions or pricing methods could therefore have a significant impact on the values estimated.

Market values have been determined on the basis of information available at the end of the fiscal year and do not therefore take account of subsequent movements.

The main assumptions and valuation methods are as follows:

• Securities (marketable securities, redeemable securities and other securities)
The market value of securities is determined mainly by reference to market prices. Redeemable securities and other securities for which there is no traded price have been estimated by reference to the market price of similar securities, if such exist.

• Investment loans
For loans with an original maturity of less than three months and for floating-rate loans, the value recorded on the balance sheet is considered to be the market value. Other fixed-rate loans have been estimated by discounting future cash flows using the rates offered to Renault at December 31, 2000, December 31, 1999 and December 31, 1998 for loans having similar conditions and maturities.

• Sales-finance receivables
Sales-finance receivables at fixed rates have been estimated by discounting future cash flows at rates that would be applicable to similar loans (conditions, maturity and debtor quality) as at December 31, 2000, December 31, 1999 and December 31, 1998.

• Cash and cash equivalents
The value recorded on the balance sheet is considered the market value.

• Bonds and other financial debt
The market value of listed bonds has been estimated at year-end market prices. As regards the Finance Division's debts evidenced by securities issued with a life of less than 90 days, the value recorded on the balance sheet is considered the market value. The market value of other financial debt was determined by discounting future cash flows at the rates offered to Renault at December 31, 2000, December 31, 1999 and December 31, 1998 for loans having similar conditions and maturities.

• Off-balance sheet foreign exchange instruments
The market value of forward contracts is estimated on the basis of prevailing market conditions. The market value of currency swaps is determined by discounting cash flows using exchange rates and interest rates prevailing at December 31, 2000, December 31, 1999 and December 31, 1998 for the contracts' residual lives.

• Off-balance sheet interest rate instruments
The market value of interest rate swaps represents the amount Renault would receive (or pay) if it settled outstanding contracts at the end of the fiscal year. Unrealized capital gains or losses, determined on the basis of prevailing interest rates and the quality of the counterparty to each contract, is taken into account at December 31, 2000, December 31, 1999 and December 31, 1998.

29 - OTHER COMMITMENTS AND CONTINGENCIES

A. The group is committed for the following amounts:

	1998		1999		2000	
	€ million	FRF million	**€ million**	FRF million	**€ million**	FRF million
Customer guarantees and endorsements (sales financing)	**11**	72	**124**	815	**3**	22
Other guarantees given	**2,204**	14,457	**1,274**	8,358	**1,316**	8,635
Lease commitments	**252**	1,653	**1,167**	7,656	**1,221**	8,006
Opening of confirmed credit lines for customers	**377**	2,472	**741**	4,858	**770**	5,049
Securities payable from repurchase or forward transactions	**8**	50	**81**	529	**14**	92

"Other guarantees given" includes rent from non-cancellable leases to which the Group is committed. These are broken down as follows:

	1998		1999		2000	
	€ million	FRF million	€ million	FRF million	€ million	FRF million
Year following fiscal year-end	59	388	133	875	141	927
Subsequent years	193	1,265	1,034	6,781	1,079	7,079

At December 31, 2000, the Group was committed to firm investment orders of € 1,697 million (FRF 11,131 million) compared to € 1,305 million (FRF 8,557 million) at December 31, 1999 and € 979 million (FRF 6,421 million) at December 31, 1998.

B. In 1994, Renault decided to combine its new-vehicle research and development units in a single site, the Technocentre at Guyancourt. In March 1995, the Group signed an agreement with a group of investors under which the Technocentre would be built by a real estate company 15%-owned by Renault and 85% by the investors. This company leases the centre to Renault at prevailing market rents under a lease expiring in 2010. The agreement gives Renault the option to acquire the Technocentre at market prices at its initiative, at any time between 2000 and 2010. The commitments for remaining lease payments at December 31, 2000 amount to Euros 968 million (FRF 6,350 million).

C. Renault Argentina SA, a fully consolidated company, manages a savings plan called Plan Rombo SA, designed to enable savers' groups to acquire vehicles. The savers make monthly contributions and a vehicle is delivered at the end of a given period. At December 31, 2000, Plan Rombo SA had 1,373 savers' groups on its books.

Renault Argentina SA and Plan Rombo SA are jointly responsible to subscribers for the correct operation of the plan. Renault's corresponding off-balance sheet commitment amounts to US$ 159 million.

D. The Group is periodically subject to tax audits in France and other countries in which it operates. Tax adjustments are recorded in the financial statements. Contested tax adjustments are also taken into account for an amount equal to the estimated risk.

E. At the end of March 1999, the European Commission began an inquiry into transfers of Renault vehicles within the European Community. The Group is still awaiting the Commission's final decision, which should be announced in 2001.

F. Under a new EC directive, from 2006 vehicle manufacturers will be obliged to dispose of vehicles no longer fit for use free of charge to the last owner. As the details concerning the implementation of this directive have yet to be announced, the possible commitments for the manufacturer cannot be measured.

G. In general, all known litigation in which Renault or Group companies are involved is examined at year-end. After seeking the opinion of legal advisors, the provisions deemed necessary are, where appropriate, set aside to cover the estimated risk.

30 - EVENT SUBSEQUENT TO THE YEAR END : THE RENAULT / VOLVO AGREEMENT

A. Description of the transaction

On July 18, 2000, Renault and AB Volvo signed an agreement to merge their trucks businesses. This agreement was finalized on January 2, 2001 following approval of the operation by the EC and North American authorities.

Under the terms of the final agreement, signed on January 2, 2001:
- Renault SA transferred to AB Volvo at that date 100% of its shares and voting rights in Renault VI,
- AB Volvo undertook to transfer to Renault SA 15% of its own shares and voting rights: 10% at January 2, 2001 and the remaining 5% at the beginning of February 2001.

In addition, Renault acquires 5 % of the AB Volvo capital on the open market (4.84% of the shares and 4.87% of voting rights at December 2000).

Prior to this exchange, the following transactions, which have no impact on the Renault Group's consolidated financial statements, took place during the second half of 2000:
- Renault V.I. sold Renault SA its interests in the capital of Iris-Bus, Sovab and CAT France,
- Renault V.I. paid Renault SA a dividend of FRF 1.9 billion.

B. Consequences for the financial statements

The Group will record the following operations:

• a gain on sale in first half-year of 2001 (corresponding to 80% of the total amount because of the 20% investment of Renault into AB Volvo).

• the investment in Volvo at its overall acquisition cost, which comprises the stock market value at January 2, 2001 of the shares received in the exchange representing 15% of the capital and voting rights of Volvo (€ 1,159 million – FRF 7,604 million) and the cost of acquisition of the 5% shares in Volvo (including related expenses, net of taxes) purchased on the stock exchange (€ 446 million – FRF 2,294 million already acquired in 2000).

• the accounting by equity method of the 20% investment in Volvo (including Renault V.I. from January 2, 2001, after calculation of the goodwill).

The consolidated capital gain and the goodwill on acquisition will be determined during the first half of 2001, once the valuation of the Renault V.I. Group under the terms of the agreement has been finalized, and the fair value of Volvo's consolidated assets and liabilities has been determined.

C. Pro forma

As AB Volvo has not yet published 2000 proforma figures including the full consolidation of Renault V.I. and as Renault has not made the fair value analysis relating to Volvo Group assets and liabilities, it is not possible, at this stage, to present Renault Group consolidated financial statements with a restatement of the agreement at January 1, 2000.
In the following figures, Renault V.I. has been accounted in Renault for by the equity method from January 1, 2000 on a 100 % basis.



Proforma consolidated income statements for 2000:

	€ million	FRF million
Revenues	**34,141**	223,952
Operating margin	**1,843**	12,088
Operating income	**1,518**	9,957

Proforma consolidated balance sheets at December 31, 2000:

	€ million	FRF million
ASSETS		
Property, plant and equipment	**9,551**	62,651
Investments in companies accounted for by the equity method and other investments and financial assets	**7,136**	46,806
Inventories	**5,001**	32,807
Sales financing receivables	**15,513**	101,761
Trade receivables	**2,918**	19,142
Other assets	**4,196**	27,521
Investment loans and marketable securities	**2,136**	14,013
Cash and cash equivalents	**1,654**	10,852
Total consolidated assets	**48,105**	**315,553**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Renault's shareholders' equity	**9,652**	63,314
Minority interests	**639**	4,190
Pensions and other post-retirement benefit obligations	**690**	4,528
Other provisions for risks and liabilities	**1,892**	12,411
Interest-bearing borrowings	**23,348**	153,155
Trade payables	**6,961**	45,659
Other liabilities	**4,923**	32,296
Total consolidated shareholders' equity and liabilities	**48,105**	**315,553**

Statements of cash flows

	€ million	FRF million
Cash flow	**3,137**	20,580
Other operating cash flows	(1,381)	(9,062)
Cash flows from operating activities	**1,756**	**11,518**
Cash flows from investing activities	**(2,970)**	(19,480)
Cash flows from financing activities	**1,891**	12,407
Other (changes in translation adjustments and change in scope of consolidation)	**61**	397
Increase/Decrease in cash and cash equivalents	**738**	**4,842**

31 - MAJOR FULLY CONSOLIDATED COMPANIES

		Renault Group's interest. %		
		1998	1999	2000
FULLY CONSOLIDATED COMPANIES				
AUTOMOBILE DIVISION				
Société Immobilière Renault Habitation	France	100	100	100
Cofiren Renault et Cie	France	100	100	100
Renault Développement Industriel et Commercial	France	100	100	100
Société de Développement Immobilier (a)	France	100	100	-
Technologie et Exploitation Informatique	France	100	100	100
Société de Financement des Moyens Informatiques	France	100	100	100
Renault Group BV	Netherlands	100	100	100
Renault Belgique International	Belgium	100	100	-
GIE Technocentre	France	100	100	100
Fabricación de Automobiles Renault de España	Spain	92	92	100
Renault España	Spain	100	100	100
Mecanización Contable S.A.	Spain	92	92	100
Société Bretonne de Fonderie et de Mécanique	France	100	-	-
Société Mécanique de Villeurbanne	France	100	100	100
Métallurgique du Temple	France	100	-	-
Fundicão Portuguesa	Portugal	82	-	-
Fonderies du Poitou	France	100	-	-
Vehicle Engineering and Manufacturing				
Renault Industrie Belgique	Belgium	100	100	100
Société de Transmissions Automatiques	France	80	80	80
Société de Véhicules Automobiles de Batilly	France	100	100	100
Maubeuge Construction Automobile	France	100	100	100
Société de Magasinage et de Gestion des Stocks	France	100	100	100
IDVU (ex Creos) (b)	France	100	100	100
Société des Automobiles Alpine Renault	France	100	100	100
Emboutissage Tôlerie Genneviliers	France	100	100	100
Creica (b)	France	100	-	-
SNC Renault Douai	France	100	100	100
SNC Renault Flins	France	100	100	100
SNC Renault Sandouville	France	100	100	100
SNC Renault Cléon	France	100	100	100
SNC Renault Le Mans	France	100	100	100
GIE AT Systèmes	France	96	-	-
Cacia (c)	Portugal	-	98	100
Systems and Automation				
Renault Automation	France	100	-	-
Agricultural Equipment				
Renault Agriculture	France	100	100	100

(a) Merger between "Société de Développement Immobilier" and "Société Immobilère de Construction Française pour l'Automobile et la Mécanique" at January 1, 2000.
(b) Merger between Créos and Creica at January 1,1999.
(c) Cacia plant was transfered to a subsidiary at January 1,1999.

		Renault Group's interest. %		
		1998	1999	2000
Other Companies				
SNR Group (Société Nouvelle de Roulements)	France	100	100	100
Société de Recherches Commerciales et Industrielles	France	100	-	-
CAT France and subsidiaries	France	100	100	100
SCI parc Industriel du Mans	France	-	100	100
Fonderie le Mans	France	-	100	100
Société Nouvelle de Transmissions	France	-	80	80
Auto Châssis International Le Mans	France	-	100	100
Carevia France	France	-	100	100
Car Life Siège and subsidiaries	France	-	100	100
France Services Rapides (ex : Renault Minute Services)	France	-	100	100
Benetton Formula Ltd	United Kingdom	-	-	100
Sales-France				
Renault France Automobiles (RFA) and subsidiaries	France	100	100	100
Sales-Europe				
Renault Italia and subsidiaries	Italy	100	100	100
Deutsche Renault and subsidiaries	Germany	100	100	100
Renault Belgique Luxembourg	Belgium	100	100	100
Renault Nederland	Netherlands	100	100	100
Renault Amsterdam	Netherlands	100	100	100
Renault U.K	United Kingdom	100	100	100
Renault Österreich Automobilvertriebs	Austria	100	100	100
Renault Vienne	Austria	-	100	100
Renault Switzerland	Switzerland	100	100	100
Renault Portuguesa	Portugal	98	98	100
Renault España Comercial S.A. and subsidiaries	Spain	92	92	100
Renault Retail Group	United Kingdom	100	100	100
Renault Hungaria	Hungary	100	100	100
Renault Ceska Republica	Czech Republic	100	100	100
Renault Polska	Poland	100	100	100
International Operations				
Oyak Renault Otomobil Fabrikalari	Turkey	52	52	52
Revoz	Slovenia	54	54	54
Dacia	Romania	-	51	80
Renault Morocco (a)	Morocco	50	50	80
Renault Samsung Motors	South Korea	-	-	70
Mercosur				
Cofal	Luxembourg	72	77	77
Renault do Brasil SA	Brazil	43	76	76
Renault do Brasil LTDA	Brazil	45	77	77
Groupe Renault Argentina	Argentina	47	47	64

(a) Renault Morocco was accounted for by the equity method until October 31, 2000.

		Renault Group's interest. %		
		1998	1999	2000
After-sales				
Société de Distribution pour la Chimie, l'Automobile et la Mécanique	France	100	-	-
Sodicam 2	France	-	100	100
French Investment Financing Companies				
Société Immobilière d'Epone	France	100	100	100
Soc. Immob. de Construction Française pour l'Automobile et la Mécanique	France	100	100	100
COMMERCIAL VEHICLES DIVISION				
Renault Véhicules Industriels	France	100	100	100
Holding Companies				
Chardin Val d'Or	France	100	100	100
Interautomobile	Switzerland	100	100	100
Renault Trucks Commercials	United Kingdom	100	100	100
Société d'Assistance Technique Automobile	France	100	-	-
Société Charolaise de Participations	France	100	-	-
Industrial Research and Development Companies				
Société de Construction Mécanique de l'Arbresle	France	100	100	100
Other Companies				
France Véhicules Industriels	France	100	100	100
Renault Vehiculos Industriales	Spain	100	100	100
Renault V.I. Belgique	Belgium	100	100	100
Renault LKW	Germany	100	100	100
Renault Veicoli Industriali	Italy	100	100	100
Renault Trucks Industries	United Kingdom	100	100	100
Renault Vehiculos Commerciais	Portugal	100	100	100
Mack Trucks and subsidiaries	USA	100	100	100
Karosa	Czech Republic	94	-	-
Renault V.I. Nubag	Switzerland	100	100	100
Renault V.I. Lastbiler	Denmark	100	100	100
Renault V.I. Lastkraftwagen	Austria	100	100	100
Laudate	France	100	100	100
Heuliez Bus	France	75	-	-
Renault Bus	France	100	-	-
Renault Trucks Polska	Poland	100	100	100
FINANCIAL COMPANIES				
Sales Financing France				
Renault Crédit International S.A. (a)	France	100	100	100
Diac	France	100	100	100
Compagnie de Gestion Rationnelle	France	100	100	100
Société de Gestion, d'Exploitation de Services en moyens administratifs	France	100	100	100
Diac Location	France	100	100	100
Renault V.I. Finance	France	100	100	100
Nissan Finance Europe (a)	France	-	100	-

(a) Merger between Renault Crédit International S.A. and Nissan Finance Europe at January 1, 2000.

		Renault Group's interest. %		
		1998	1999	2000
Sales Financing - outside France				
Renault Finanzholding (ex-Renault Bank GmbH)	Germany	100	100	100
Renault Leasing Beteiligungs	Germany	100	100	100
RCI GmbH	Austria	100	100	100
Renault Bank	Austria	100	100	100
Renault Autofin SA (ex-Renault Crédit SA)	Belgium	100	100	100
Overlease	Belgium	100	100	100
Renault Financiaciones	Spain	96	96	100
Accordia (ex-Renault Leasing de España) (a)	Spain	96	96	100
Renault Financial Services Ltd	United Kingdom	50	50	50
Overlease	Netherlands	100	100	100
Finrenault	Italy	100	100	100
Refactor	Italy	100	100	100
Sveviafin	Italy	50	50	50
Renault Gest SCA and subsidiaries	Portugal	100	100	100
Renault Crédit SA	Switzerland	100	100	100
Accordia	Italy	100	100	100
Diac Belgique	Belgium	100	100	100
Nissan Finanzholding GmbH (ex Nissan Bank)	Germany	-	100	100
Nissan Leasing Allemagne	Germany	-	100	100
Nissan Versicherungs-Service	Germany	-	100	100
Nissan Finance	Netherlands	-	100	100
Nissan Finance Ltd.	United Kingdom	-	100	100
Nissan Finanziaria spa	Italy	-	100	100
Nissan Financiacion (a)	Spain	-	100	-
Nissan Leasing Espagne (a)	Spain	-	100	-
Consorcio Renault do Brasil	Brazil	-	-	100
RCI Argentine	Argentina	-	-	100
Investment Financing Companies				
Société Immobilière pour l'Automobile et la Mécanique	France	100	100	100
Holding Companies and other Credit Institutions				
Renault Holding	Switzerland	100	100	100
Compagnie Financière Renault	France	100	100	100
Société Financière et Foncière	France	100	100	100
Renault Finance	Switzerland	100	100	100
Renault Acceptance BV	Netherlands	100	100	100
Renault Acceptance Ltd	United Kingdom	100	100	100
Renault Acceptance GmbH	Germany	100	100	100

(a) Nissan Financiacion and Nissan Leasing Spain have merged with Accordia Spain at January 1, 2000.

		Renault Group's interest. %		
		1998	**1999**	**2000**
Services Companies				
Société Internationale de Gestion et de Maintenance Automobile	France	100	100	100
Réalisation, Etudes, Courtage et Assurances	France	100	100	100
Overlease Espagne (ex Renault Services Espagne)	Spain	96	96	100
Difusora de Seguros S.A.	Spain	96	96	100
Gest Seguros	Portugal	100	100	100
Renault Versicherungs Dienst	Germany	100	100	100
Renault Services SA	Belgium	100	100	100

PROPORTIONATELY CONSOLIDATED COMPANIES

AUTOMOBILE DIVISION

Vehicle Engineering and Manufacturing				
Française de Mécanique	France	50	50	50
Société Franco-Suédoise de Moteurs P.R.V.	France	50	50	50
GIE TA 96	France	50	50	50
Other Companies				
Roulements Nadella and subsidiaries	France	50	50	50
COMMERCIAL VEHICLES DIVISION				
Hansa Auto Oy	Finland	50	50	-
Irisbus Holding and subsidiaries	Spain	-	50	50
FINANCIAL COMPANIES				
Sygma Finance	France	-	50	50
Renault Crédit Car	Belgium	-	-	50
CFI Renault do Brasil	Brazil	-	-	60
Cia Arrademento Mercantil Renault do Brasil	Brazil	-	-	60
Rombo Compania Financiera	Argentina	-	-	60

		Renault Group's interest. %		
		1998	1999	2000
COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD				
AUTOMOBILE DIVISION				
International Operations				
Sociedad de Fabricación des Automotores	Colombia	24	24	24
Mais	Turkey	49	49	49
Groupe Nissan Motor	Japan	-	36,8	36,8
Other Companies				
Groupe Teksid	Italy	-	33	33
COMMERCIAL VEHICLES DIVISION				
Filiales de France Véhicules Industriels	France	100	100	100
Renault V.I. Liège	Belgium	100	100	100
Renault Trucks Ireland	Ireland	100	100	-
Filiales Commerciales de Renault V.I. Espagne	Spain	100	100	100
Société de Transmissions Bouthéon	France	40	40	-
FINANCIAL COMPANIES				
Société de Développement des Echanges	Switzerland	33	-	-
Sodéchanges France	France	-	-	-
Sofrafi	France	40	40	40
Solocvi	France	40	40	40
Diamond Lease	Belgium	45	45	45
Diamond Finance UK	United Kingdom	40	40	40
Fineritalia	Italy	40	40	40

INFORMATION

ON THE PRINCIPAL SUBSIDIARIES

AUTOMOBILE DIVISION

F.A.S.A. Renault

Carretera de Madrid, km 185
47008 Valladolid
Spain

99.67% owned by Renault.
Activity: manufacturing and marketing, through its sales subsidiary Resca, of Renault passenger cars and light commercial vehicles in Spain.
Plants in Valladolid, Palencia and Seville.
2000 revenues: 1,209 billion pesetas (local consolidated figures)
Workforce: 13,554 people (local consolidated figures)

Renault France Automobiles

117,199 avenue Victor Hugo
92100 Boulogne Billancourt
France

Wholly owned by Renault
Activity: trade, repairing, maintenance and leasing of passenger cars and LCVs.
61 sites in France.
2000 revenues: FRF 24.814 billion (local consolidated figures)
Workforce: 9,621 people (local consolidated figures)

Renault Argentina

Fray Justo Santa Maria de Oro 1744
1414 Buenos Aires
Argentina

64% owned by Renault.
Activity: manufacturing and marketing of Renault vehicles.
Plant in Cordoba.
2000 revenues: $857.9 billion (statutory accounts)
Workforce: 2,525 people

Renault Agriculture

7, rue Dewoitine
78140 Vélizy-Villacoublay
France

Wholly owned by Renault.
Activity: design, manufacturing and marketing of agricultural tractors
Plant in Le Mans.
2000 revenues: FRF 3.8 billion (in accordance with Renault consolidation standards)
Workforce: 1,825 people

OYAK-Renault Otomobil Fabrikalari

Emirhan cd no. 145
80700 Istanbul
Turkey

51.64% owned by Renault.
Activity: assembly and manufacturing of Renault vehicles.
Plant in Bursa.
2000 revenues: 872,141 billion Turkish lira (statutory accounts, restated for hyperinflation)
Workforce: 4,035 people

S.N.R. Roulements

1, rue des Usines
74000 Annecy
France

Wholly owned by Renault.
Activity: design and manufacturing of bearings.
Four plants in the Annecy area, one plant in Alès.
2000 revenues: FRF 2.9 billion (in accordance with Renault consolidation standards)
Workforce: 3,504 people

Compagnie d'Affrètement et de transport (C.A.T.)

82, rue du Point du Jour
92100 Boulogne
France

Wholly owned by Renault.
Activity: transportation of vehicles and components from Renault production plants. C.A.T. also offers services to companies outside the Group for approximately 20% of its sales.
2000 revenues: FRF 8.7 billion
Workforce: 2,518 people



7849 WWY 92

COMMERCIAL VEHICLES DIVISION

Renault V.I. S.A.

99, Route de Lyon
69802 St-Priest
France

Wholly owned by Renault.
Activity: design, manufacturing and marketing of a complete range of trucks from 3.5 to 44 tons.
Plants in Blainville-sur-Orne, Bourg-en-Bresse, Limoges, Valbonne, Vénissieux and Saint-Priest.
2000 revenues: € 3,563 million,
FRF 23.371 billion (statutory accounts)
Workforce: 12,167 people (statutory accounts)

Mack Trucks Inc.

World Headquarters
2100 Mack Boulevard
Allentown, Pennsylvania 18105
U.S.A.

Wholly owned by Renault.
Activity: design, manufacturing and marketing of heavy duty trucks (U.S. Class 8).
Plants in Winnsboro, Macungie and Hagerstown (U.S.A.).
2000 revenues: $2,862 million (Renault V.I. consolidated figures)
Workforce: 5,985 people (Renault V.I. consolidated figures)

FINANCE DIVISION

Compagnie Financière Renault

27-33, Quai le Gallo
92512 Boulogne-Billancourt cedex
France

Wholly owned by Renault.
Activity: holding company for the companies of the Renault Group's finance division (sales financing for Renault vehicles and supply of related services, management of cash and financial risk for the Renault Group and financing for property and IT investments), strategic holdings of the Group.
Total assets at 31/12/2000: € 1.1 billion (FRF 7.2 billion)
Workforce: 11 people

Renault Crédit International

14, avenue du Pavé Neuf
93168 Noisy-le-Grand cedex
France

Wholly owned by Compagnie Financière Renault.
Activity: holding company for sales financing companies and companies offering assistance and services to Renault and Nissan customers; financing for stocks of vehicles and spare parts of Renault and Nissan Europe.
Net amount financed in 2000: € 8.1 billion (FRF 53.1 billion)
Total assets at 31/12/2000: € 13.3 billion (FRF 87.2 billion)
Workforce: 3,460 people

Société Financière et Foncière

27-33, quai Le Gallo
92512 Boulogne-Billancourt cedex
France

Wholly owned by Compagnie Financière Renault.
Activity: centralized cash management for the Renault Group.
Total assets at 31/12/2000: € 452 million (FRF 2,965 million)
Workforce: 35 people

Renault Finance

48, Avenue de Rhodanie
Case postale 1002 Lausanne
Switzerland

Wholly owned by Renault Holding (a wholly-owned subsidiary of Compagnie Financière Renault).
Activity: Renault Finance handles capital-market transactions (currencies, interest-rate contracts and hedging for industrial-metal purchasers) for Renault and its industrial and sales subsidiaries, as well as interbank transactions for its own account.
Total assets at 31/12/2000: € 1,681 million (FRF 11,027 million)
Workforce: 24 people

ORGANIZATION CHART



AUTOMOBILES
FINA
NISSAN MOTOR
36,8≤%
FRANCE
PEUGEOT
FRANÇAISE DE MÉCANIQUE
PRV
GIETAGS
SOCIÉTÉ TRANSMISSIONS AUTOMATIQUES
RDIC
RENAULT FLINS
RENAULT LE MANS
RENAULT CLÉON
RENAULT SANDOUVILLE
RENAULT DOUAI
LE MANS
SNT
FONDERIE LE MANS
RFA SIMCRA
RENAULT* FRANCE AUTOMOBILES
SIAM
SI ÉPONE
GIE TECHNOCENTRE
SIRHA
ALPINE
CAREVIA
SODICAM 2
TECHNOLOGIE EXPLOITATION INFORMATIQUE
RDIC
SOFIMIN
CARLIFE and its subsidiaries
SOFRASTOCK
RENAULT GROUP BV
COFIREN
REAL ESTATE AND IT FINANCING FOR THE RENAULT GROUP
SIAM
SI EPONE
SICOFRAM
FIAT
TEKSID
MAUBEUGE CONSTRUCTION AUTOMOBILE
SMV
CAT GROUP
RENAULT AGRICULTURE
ETG
SOVAB
I-DVU
SNR GROUP
EUROPE
ALPINE
TORRINGTON
NADELLA GROUP
RECSA and its subsidiaries
RENAULT OSTERREICH* (Austria)
RENAULT BELGIQUE LUXEMBOURG
RENAULT INDUSTRIE (Belgium)
RENAULT ITALIA*
REVOZ (Slovenia)
RENAULT ESPAÑA S.A.
MECONSA (Spain)
FASA RENAULT (Spain)
RENAULT HUNGARIA
DEUTSCHE RENAULT*
RENAULT NEDERLAND*
RENAULT UK
RENAULT SWITZERLAND
DACIA and its subsidiaries
CACIA
RENAULT PORTUGUESA
ENETTON ormula ltd
RENAULT POLSKA
RENAULT GROUP BV
RENAULT RETAIL GROUP
RENAULT HOLDING
RENAULT CESKA REPUBLICA
SAMSUNG MOTORS
LATIN AMERICA
SOFASA (Colombia)
COFAL
RENAULT DO BRASIL SA
RENAULT DO BRASIL COM. E PARTICIP. LTDA
GROUPE RENAULT (Argentina)
RENAULT HOLDING
AFRICA/ASIA
RENAULT MOROCCO
OYAK RENAULT (Turkey)
MAIS (Turkey)

Information on the principal subsidiaries



NAULT
SERVICE SUBSIDIARIES
COMMERCIAL VEHICLES
MPAGNIE IANCIERE ENAULT
CASH MANAGEMENT AND REFINANCING OF THE RENAULT GROUP
SALES FINANCING AND SERVICES
RENAULT HOLDING
RENAULT FINANCE
SFF
RENAULT ACCEPTANCE BV (Netherlands)
RENAULT LEASING (Germany)
RENAULT SICHERUNG DIENST
GEST LEASING (Portugal)
GEST SEGUROS (Portugal)
ACCORDIA (Spain)
OVERLEASE ESPANA
DISSA (Spain)
ACCORDIA (Italy)
SVEVIAFIN (Italy)
REFACTOR (Italy)
RENAULT SERVICES BELGIQUE
RENAULT CREDIT INTERNATIONAL
RENAULT ACCEPTANCE GmbH (Germany)
RENAULT FINANCE HOLDING (Germany)
SGPS (Portugal)
RENAULT GEST (Portugal)
RENAULT FINANCIACIONES (Spain)
RENAULT BANK (Austria)
RCI GmbH (Austria)
FINRENAULT (Italy)
RENAULT ACCEPTANCE LTD (UK)
RFS (UK)
OVERLEASE (Belgium)
DIAC (Belgium)
Consorcio RENAULT DO BRASIL
NISSAN EUROPEAN FINANCIAL SUBSIDIARIES
SYGMA FINANCE
RENAULT S.A.
COGERA (France)
DIAC (France)
SOGESMA (France)
DIAC LOCATION (France)
RECA (France)
SIGMA (France)
OVERLEASE NV (Netherlands)
RENAULT AUTOFIN (Belgium)
RENAULT CREDIT CAR
RENAULT CREDIT S.A. (Switzerland)
Companhia de Arrendamento Mercantil Renault do Brasil
CFI Renault do Brasil
Rombo Compania Financiera (Argentina)
RENAULT V.I. FINANCE
FINER (Italy)
DIAMOND LEASE (Belgium)
SOFRAFI
SOLOCVI
DIAMOND FINANCE (UK)
RENAULT V.I.
RTI (UK)
RTC (UK)
RENAULT TRUCKS POLSKA
BERLIET (Tunisia)
COMELA
FRANCE V.I.
INTER-AUTOMOBILE
CHARDIN VAL D'OR
MACK TRUCKS INC.*
RVI BELGIQUE
RVI LIEGE
RVI LKW (Germany)
RVI Nubag (Switzerland)
RVC PORTUGAL
RVI SPAIN*
RVI (Italy)
RVI Lastkraftwagen (Austria)
RVI Lastbiler (Denmark)
BIN
OKELIA
COMMERCIAL SUBSIDIARIES
LAUDATE
RENAULT SA
IRISBUS HOLDING
IVECO
100%
50%
Fully consolidated subsidiary
Subsidiaries accounted for under the equity method
Subsidiaries consolidated on proportionate basis
Non-consolidated company
* and its subsidiaries

JOINT GENERAL

MEETING OF MAY 10, 2001

DRAFT RESOLUTIONS

Ordinary part of the General Meeting:

First Resolution (Approval of the accounts)

The General Meeting, having studied the management report of the Board of Directors and the general report of the Statutory Auditors on the accounts closed on 31 December 1999, hereby approves, as they have been presented, the accounts for this financial year showing profits of € 1,454,332,848.66 (i.e. FRF 9,539,798,124.08). It also approves the operations evidenced by these accounts or summarised in these reports.

As a consequence, the General Meeting hereby releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Second resolution (Appropriation of the results)

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	1,454,332,848.66
Allocation to the statutory reserves	/
Remainder	1,454,332,848.66
Previous carry forward	1,655,342,986.29
Distrubutable profits for the financial year	3,109,675,834.95
Dividends	219,342,335.24[1]
New carry forward	2,890,333,499.71

[1] *Expressed in euros for the presentation of the accounts, but dividends payable in French francs.*

A net dividend of FRF 6 will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to a tax credit per share equal to:

- either FRF 3, where this tax credit is liable to be used by a natural person or to be used under the conditions set forth in Article 146-2 of the Code général des impôts [General Tax Code] by a legal entity subject to company tax;
- or FRF 1.5, in other cases.

The dividend shall be payable in French francs on June 5th, 2001.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting hereby acknowledges that, over the last four financial years, the following dividends have been paid out:

Financial year	Dividend per share	Tax already paid per share (tax credit)	Global income per share
1996	0	0	0
1997	3.50	1.75	5.25
1998	5	either 2.50 or 2.25	either 7.50 or 7.25
1999	5	either 2.50 or 2.00	either 7.50 or 7.00

Third resolution (Agreements referred to in Article L. 225-38 of the Commercial Code)

The General Meeting hereby observes that according to the terms of the special report of the Statutory Auditors, they have not been informed of any new agreement authorised by the Board of Directors during the financial year ended 31 December 2000 which enter within the scope of the provisions of Article L. 225-38 of the Commercial Code.

Fourth resolution (Renewal of the term of office of a director)

The General Meeting hereby renews Mrs Jeanne Seyvet's term of office as Director for a term of six years, that is to say until the General Meeting deciding on the accounts for the financial year ending 31 December 2006.

Fifth resolution (Renewal of the term of office of a director)

The General Meeting hereby renews Mr Robert Studer's term of office as Director for a term of six years, that is to say until the General Meeting deciding on the accounts for the financial year ending 31 December 2006.

Sixth resolution (Ratification of the appointment of a Director)

The General Meeting hereby ratifies the appointment of Mr Franck Riboud as Director, appointed provisionally by the Board of Directors in its meeting of 19 December 2000 to replace Mr Antoine Riboud, who has resigned as Director.

Mr Franck Riboud shall hold said office for the remainder of the term of office of his predecessor, that is to say until the General Meeting deciding on the accounts for the financial year ending 31 December 2005.

Seventh resolution (release of a Director from any liability to which he may have been subject in the performance of his duties)

The General Meeting hereby fully and definitively releases Mr Antoine Riboud from any liability to which he may have been subject in the performance of his duties, said duties having come to an end during the financial year ended 31 December 2000.

Eighth resolution (release of a Director from any liability to which he may have been subject in the performance of his duties)

The General Meeting hereby fully and definitively releases Mr Jean Peyrelevade from any liability to which he may have been subject in the performance of his duties, said duties having come to an end during the financial year ended 31 December 2000.

Ninth resolution (Appointment of a substitute Statutory Auditor)

The General Meeting, after having heard the report of the Board of Directors, hereby appoints Mr Gabriel Galet as substitute Statutory Auditor of the Firm Ernst and Young Audit, to replace Mr Antoine Bracchi, substitute Statutory Auditor of the Firm Ernst and Young Audit.

Mr Gabriel Galet shall hold said office for the remainder of the term of office of his predecessor, that is to say until the General Meeting deciding on the accounts for the financial year ending 31 December 2001.

Tenth resolution (Report of the Statutory Auditors on equity loans)

The General Meeting hereby takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans.

Eleventh resolution (Authorisation for the Company to trade in its own shares on the stock market)

The General Meeting, having studied the report of the Board of Directors and the items appearing in the memorandum specified by the Commission des Opérations de Bourse (the French stock exchange authority), hereby authorises the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in the legislation. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- proceed with the correction of the list price of its shares by buying and selling on the stock market;
- ensure the management of its cash-flow and equity;
- use all or part of the shares acquired:
  - either to transfer them to the employees and directors of the Company and of its group, under the conditions and according to the specific means provided for by the law (stock-option schemes, employee profit-sharing schemes, sale of shares reserved to employees);
  - or in order to use them in the context of exchange transactions, by offerings or by other means, as initiated by the Company;
- reduce, where applicable, its share capital by cancelling all or part of its shares.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes at € 90, i.e. FRF 590.36, per share, the maximum purchase price and at € 15, i.e. FRF 98.39, per share, the minimum sale price, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand.

In the event of a capital increase by incorporation of reserves and allocation of shares gratuitously, or in the event of either a division or consolidation of shares, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the relation between the number of shares making up the registered capital prior to the operation and this number after the operation.

This authorisation is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of delegation and sub-delegation, in order to implement this authorisation.

Twelfth resolution (Bond loan issue)

The General Meeting, after having studied the report of the Board of Directors:

Hereby authorises the Board of Directors to issue, by simple decision, on one or more occasions, both in France and abroad, in euros, in French currency, in foreign currency, or in monetary units established by reference to several currencies, bonds up to a face value of four billion euros, that is to say twenty-six billion two hundred and thirty-eight million two hundred and eighty thousand French francs, or its equivalent in foreign currencies, in the form and at the times, rates and conditions that it shall deem fitting.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, to determine, within the framework of applicable legislation, the characteristics of the bonds and all measures necessary for the completion of the issue or issues of these bonds.

The Board of Directors shall also have all powers in order to decide whether a guarantee should be associated with the securities to be issued, and where necessary to define and grant this guarantee, as well as to call meetings of the bond holders and take all measures necessary in this respect.

This authorisation as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to decide on the accounts for the 2002 financial year.

Extraordinary part of the General Meeting:

Thirteenth resolution (Issue, with maintenance of preferential subscription rights, of securities providing access to the share capital)

The General Meeting, after having examined the report of the Board of Directors and the special report of the Statutory Auditors, and in compliance with the provisions of paragraph 3 of Article L. 225-129-III of the Commercial Code:

1. Hereby delegates to the Board of Directors such powers as are necessary in order to proceed, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the company as well as any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the company.

2. Hereby decides that the amount of the capital increases liable to be made immediately and/or at a future date pursuant to the above delegation of powers may not exceed five hundred million euros, that is to say three billion two hundred and seventy-nine million seven hundred and eighty-five thousand French francs, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares.

3. Hereby decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, that is to say nineteen billion six hundred and seventy-eight million seven hundred and ten thousand French francs, or its equivalent in foreign currency.

4. Hereby decides that the shareholders may exercise their preferential subscription rights for irreducible amounts under such conditions as provided by law. In addition, the Board of Directors shall have the possibility of granting shareholders the right to subscribe, as reducible amounts, to a number of shares which is greater than the number they may subscribe to as irreducible amounts, as a proportion of their subscription rights and, in any event, up to the limit of the number they request.

Where subscriptions made irreducibly and, where applicable, reducibly do not absorb the entire issue of shares or securities as defined above, the Board of Directors may use one or more of the following possibilities, in such order as it may think fit:
- limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue;
- freely allot all or part of the unsubscribed securities;
- offer all or part of the unsubscribed securities to the general public.

5. Hereby decides that this issue of share warrants for the company pursuant to Article L. 228-95 of the Commercial Code may take place either by subscription offer under the conditions set forth hereinabove, or by gratuitous allotment to the holders of existing shares.

6. Hereby observes that, where necessary, the above delegation of powers shall fully and automatically carry with it, in favour of holders of securities providing entitlement to shares in the company at a future date as may be issued, the waiver by shareholders of their preferential right of subscription to the shares to which said securities provide entitlement. Hereby decides to suppress shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

7. Hereby decides that the sum which is collected by the company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, shall be at least equal to the par value of the shares.

8. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman, under such conditions as laid down by law, to implement this delegation of powers, in order in particular to determine the dates and mechanism of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism for the preservation of rights of holders of securities providing access to the share capital of the company at a future date, in accordance with laws and regulations. In addition, the Board or its Chairman may proceed, where necessary, with any and all deductions from the issue premium including in particular for expenses incurred for the completion of the issue, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association.

In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating said powers to its Chairman, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their issue currency, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the company. The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2002 financial year.

Fourteenth resolution (Issue, with suppression of preferential subscription rights, of securities providing access to the share capital)

The General Meeting, after having examined the report of the Board of Directors and the special report of the Statutory Auditors, and in compliance with the provisions of paragraph 3 of Article L. 225-129-III of the Commercial Code:

1. Hereby delegates to the Board of Directors such powers as are necessary in order to proceed by way of public offering, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the company as well as any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the company, including where said securities are issued pursuant to Article L. 228-93 of the Commercial Code.

2. Hereby decides that the amount of capital increases liable to undertaken immediately and/or at a future date pursuant to the above delegation of powers may not be greater than a par value of three hundred million euros, that is to say one billion nine hundred and sixty-seven million eight hundred and seventy-one thousand French francs, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares.

3. Hereby decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, that is to say nineteen billion six hundred and seventy-eight million seven hundred and ten thousand French francs, or its equivalent in foreign currency or in any unit of account fixed by reference to several currencies.

4. Hereby decides to suppress shareholders' preferential subscription rights for the securities to be issued, it being understood that the Board of Directors may grant share shareholders priority in subscribing to all or part of the issue, according to such time-limits and conditions as it may fix. This priority right shall not give rise to the creation of negotiable rights, but may, should the Board of Directors think fit, be exercised for both irreducible and reducible amounts.

5. Hereby decides that if subscriptions by shareholders or members of the public do not absorb the entire issue of shares or securities as defined above, the Board of Directors may use one or more of the following possibilities, in such order as it may think fit:
- limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue;
- freely allot all or part of the unsubscribed securities;
- offer all or part of the unsubscribed securities to the general public.

6. Hereby observes that, where necessary, the above delegation shall fully and automatically carry with it, in favour of holders of securities providing entitlement to shares in the company at a future date as may be issued, the waiver by shareholders of their preferential right of subscription to the shares to which said securities provide entitlement.
Hereby decides to suppress shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants.

7. Hereby decides that the sum which is collected by the company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, after taking account of the issue price of warrants in the event of an issue of autonomous share warrants, shall be at least equal to the average of the opening stock market quoted price of the shares observed on the stock market for ten consecutive stock market business days chosen from among the twenty stock market business days preceding the beginning of the issue of the aforementioned securities and after correction of this average, where necessary, in order to take account of the date of entitlement to dividends.

8. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman under such conditions as laid down by law, to implement this delegation of powers, in order in particular to determine the dates and mechanism of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism for the preservation of rights of holders of securities providing access to the share capital of the company at a future date, in accordance with laws and regulations. In addition, the Board or its Chairman may proceed, where necessary, with any and all deductions from the issue premium(s) including in particular for expenses incurred for the completion of the issues, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association.

In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating said powers to its Chairman, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the company.

9. The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2002 financial year.

Fifteenth resolution (Capital increase in order to proceed with a public exchange offering)

The General Meeting, after having examined the report of the Board of Directors and the special report of the Statutory Auditors, and in compliance with the provisions of Article L. 225-148 of the Commercial Code, hereby authorises the Board of Directors to increase the capital of the company by a maximum par value of three hundred million euros, that is to say one billion nine hundred and sixty-seven million eight hundred and seventy-one thousand French francs by the successive or simultaneous issue, on one or more occasions, of new shares in the company in order to remunerate securities contributed in a public exchange offering concerning the shares of a company accepted for trading on a regulated market or officially listed in a State which is a signatory to the agreement on the European Economic Area other than France or a Member State of the Organisation for Economic Co-operation and Development.

These issues of new shares remunerating securities contributed in a public exchange offering may, in conformity with Article L. 225-129 of the Commercial Code, arise from the issue of securities of any nature providing entitlement, immediately and/or at a future date, to an amount of the share capital of the company. The par value for loan securities issued, if any, pursuant to this authorisation may not exceed three billion euros, that is to say nineteen billion six hundred and seventy-eight million seven hundred and ten thousand French francs.

The General Meeting hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman under such conditions as laid down by law, to implement this delegation of powers, in order in particular:

• to fix the parity of exchange as well as the amount of the cash balance to be paid, if any;
• to observe the number of shares contributed in the exchange;
• to determine the dates and issue conditions, including in particular the price and date of entitlement to dividends, of the new shares or of the securities providing access immediately and/or at a future date to an amount of the share capital of the company;
• to record, among the liabilities on the company's balance sheet in a "contribution share premium" account, to which all shareholders shall be entitled, the difference between the issue price of the new shares and their par value;
• to proceed, where necessary, with the deduction from said "contribution share premium" account, all of the expenses and duty incurred due to the authorised operation;
• and generally, to take all necessary steps and conclude all agreement in order to complete the authorised operation properly , to observe the capital increase(s) which arising therefrom and to proceed with the correlative amendment of the Articles of Association.

This authorisation granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2002 financial year.

Sixteenth resolution (Global limitation of authorisations)

The General Meeting, having examined the report of the Board of Directors, and as a consequence of the adoption of the thirteenth, fourteenth and fifteenth resolutions, hereby decides:

• to fix the maximum par value of loan securities liable to be issued pursuant to the authorisation granted by the above-mentioned resolutions at the sum of three billion euros, that is to say nineteen billion six hundred and seventy-eight million seven hundred and ten thousand French francs, or its equivalent in foreign currency or in a unit of account which is determined by reference to several currencies;
•and to fix the maximum par value of capital increases, immediate and/or at a future date, liable to be undertaken pursuant to the authorisations granted by the aforementioned resolutions, at five hundred million euros, that is to say three billion two hundred and seventy-nine million seven hundred and eighty-five thousand French

francs, it being specified that to this par value shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to shares.

Seventeenth resolution (Capital increase by the incorporation of reserves or profits, share premiums arising from share issues or capital contributions)

The Extraordinary General Meeting, deciding under the quorum and majority conditions required for ordinary general meetings, after having examined the report of the Board of Directors, hereby delegates the necessary powers to said Board in order to increase the share capital, on one or more occasions, by an amount of up to a maximum par value of one billion euros, that is to say six billion five hundred and fifty-nine million five hundred and seventy thousand French francs, by successive or simultaneous incorporation of all or part of the reserves, profits or share issue premiums, contribution issue premiums or merger issue premiums, to be undertaken by the creation and gratuitous allotment of shares or by the increase of the par value of shares or by the joint use of both of these processes.

The General Meeting hereby decides that fractions or rights arising therefrom shall not be negotiable and the corresponding shares shall not be sold; the sums arising from the sale shall be granted to the owners of the rights at the latest thirty days after the date of registration in their account of the whole number of allotted shares.

The General Meeting hereby grants all powers to the Board of Directors, with the right to sub-delegate to its Chairman under such conditions as laid down by law, in order in particular to determine the dates and mechanism of issue, to fix the issue price and conditions, to fix the amounts to be issued and, more generally, to take all steps in order to ensure the proper completion of the same, to accomplish all acts and formalities in order to make the corresponding capital increase(s) definitive and to make the correlative amendments to the Articles of Association.

This delegation of powers granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2002 financial year.

Eighteenth resolution (Capital increase by issue of shares reserved to employees)

The General Meeting, deciding within the framework of the provisions of Article L. 443-1 et seq. of the Employment Code, after having examined the report of the Board of Directors and the special report of the Statutory Auditors drawn up pursuant to Article L. 225-138 of the Commercial Code, hereby delegates to the Board of Directors such powers as are necessary in order to increase the share capital of the company, on one or more occasions, by the issue of new shares within the limit of an annual percentage limited to 1% sof the amount of shares making up the share capital on this date, said shares being reserved to the schemes defined below.

The beneficiaries of the capital increases authorised by this resolution shall be members of the in-house savings scheme of the company and/or of companies or GIEs [Economic Interest Grouping] in which it directly or indirectly holds more than 50% of the share capital or rights.

The shareholders hereby expressly decide to waiver their preferential subscription rights in favour of said members.

The price of shares subscribed to by the members referred to above, pursuant to this authorisation, shall be equal to 80% of the average quoted price of the share over the twenty stock market sessions preceding the date of the decision of the Board of Directors fixing the opening date for subscription.

The General Meeting hereby grants the Board of Directors all powers, pursuant to statutory and regulatory provisions and within the limits and under the conditions set forth above and, where applicable, in the framework of the provisions adopted in the savings plans, in order to determine all of the conditions and details of the operations, including the following in particular:

• fix the conditions as to years of services which the beneficiaries must meet for new shares arising from capital increases as provided for in this resolution;
• decide on the amount to issue, the issue price, and the mechanism for each issue;
• fix the opening and closing dates for subscriptions;
• fix the time limits granted to subscribers to pay up their shares, within the limit of a maximum period of three years;
• determine the date from which the new shares shall provide entitlement to dividends, even retroactively;
• observe the completion of the capital increase for the amount of the shares which are effectively subscribed to, or decide to increase the amount of said capital increase in order to allow all of the received subscriptions to be effectively filled;
•and take all steps for the completion of the capital increases, proceed with the formalities following on from the same and make amendments to the Articles of Association to correspond with these capital increases.

This authorisation shall be valid for a period of 5 years and of this date.

Nineteenth resolution (Powers for formalities)

The General Meeting hereby confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

Excluding the annual statements of Renault S.A., this document is a translation of the Annual Report of the Renault Group for 2000.

A full English translation of the statements of Renault S.A. is available from Renault, 13-15, quai Le Gallo, 92513 Boulogne-Billancourt Cedex France or from Renault, Investor Relations Department, 27-33 quai Le Gallo, 92512 Boulogne-Billancourt France.

RENAULT
13-15, quai Le Gallo
92513 BOULOGNE-BILLANCOURT Cedex
FRANCE
Tel.: +33 (0)1 41 04 50 50
www.renault.com

INVESTOR RELATIONS DEPARTMENT
CORPORATE COMMUNICATIONS DEPARTMENT / MCAV

alliance design
Blanchard Printing

Photo credits:
Anthony Bernier
Olivier Blaise
Dingo
Dominique Dumas
Georges Fessy
Stéphane Foulon
Nigel Harniman
Photothèque Irisbus, DR
Photothèque Mack Trucks inc., DR
Photothèque Renault V.I., DR
Photothèque AB Volvo, DR
Patrick Sautelet
Michel de Vries

RENAULT